

# Management Information Circular

Notice of Annual and Special Meeting of Shareholders to be held **August 6, 2026**

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# To Our Fellow Shareholders,



On behalf of the Board of Directors (the "**Board**") and management team of ATS Corporation ("**ATS**," the "**Corporation**" or the "**Company**"), we are pleased to invite you to attend our annual and special meeting of shareholders, to be held on August 6, 2026, at 10:30 a.m. (Toronto time). This meeting will be hosted entirely in a virtual environment to allow greater access for shareholders.

The Notice of Annual and Special Meeting of Shareholders and related materials are enclosed. The Management Information Circular (the "**Circular**") describes the business to be conducted at the meeting, as well as information about the items being voted on. Meaningful shareholder participation, through voting, feedback, and engagement, plays a critical role in our business.

Shareholders who have questions or require voting assistance should contact ATS's proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group ("**Laurel Hill**"), by (i) telephone (toll-free in North America at 1-877-452-7184, or outside of North America at 416-304-0211), or by texting "INFO" to either number; or (ii) email at assistance@laurelhill.com.

ATS is part of rapidly changing markets which present both challenges and opportunities. The Company is proceeding with a leadership team that is focused on execution, aligned on strategy, and anchored by our people and the scale of our global presence. Additions to both the Board and management are contributing additional experience and sector expertise to support both our ongoing operations and our ambition to build towards the next level of growth.

As we reported in May of this year, for the fiscal year ended March 31, 2026, ATS's adjusted revenues[1] were $2,970.1 million, a 10.8% increase over the year prior. Adjusted earnings from operations[1] increased 11.3% to $314.4 million, and adjusted basic earnings per share[1] finished the fiscal year at $1.69. Order Bookings[1] and Order Backlog[1] continue to show strong activity in multiple end markets, underpinned by targeted actions that have refined and rebalanced our portfolio mix.

In Fiscal 2027, we will continue to leverage our ATS Business Model ("**ABM**") and lean culture to strengthen the business while maintaining a proactive approach to the dynamic external forces that continue to cause disruptions globally. As ATS has demonstrated in the past, our global footprint, significant scale, and proven record of innovation remain strengths that we will optimize in the best interests of the business. With a solid foundation to build from, a strong reputation in regulated markets with positive tailwinds, and a prioritized focus on disciplined capital allocation, we believe ATS is well positioned for a strong and sustainable future.

Thank you for your continued support of ATS Corporation.

Sincerely,

Michael Martino
Chair

Doug Wright
Chief Executive Officer

---

1 *Non-IFRS measure: see "Non-IFRS and Other Financial Measures" in the Company's fiscal 2026 Management's Discussion and Analysis dated May 28, 2026, which is incorporated by reference herein and is available on the Company's profiles on the System for Electronic Data Analysis and Retrieval+ ("**SEDAR+**") at www.sedarplus.ca and on the U.S. Securities Exchange Commission's ("**SEC**") Electronic Data Gathering, Analysis, and Retrieval system ("**EDGAR**") website at www.sec.gov.*

# ATS CORPORATION
## Notice of Annual and Special Meeting of Shareholders
## August 6, 2026

Notice is hereby given that the annual and special meeting of the shareholders of ATS Corporation (the "**Corporation**," the "**Company**" or "**ATS**") will be held on August 6, 2026 at 10:30 a.m. (Toronto time). The meeting will be held in a virtual-only format at meetings.lumiconnect.com/400-620-211-650. You will not be able to attend the meeting physically.

The meeting will be held for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended March 31, 2026, together with the report of the auditors thereon (the "**Financial Statements**");

2. to elect the directors of the Corporation;

3. to reappoint the auditor of the Corporation, who will serve until the end of the next annual general meeting of shareholders or until a successor auditor is appointed, and to authorize the Board of Directors of the Corporation to fix the auditors' remuneration;

4. to consider an advisory resolution on the Corporation's approach to executive compensation;

5. to consider the shareholder proposal set out in Schedule "C" to the accompanying Management Information Circular in connection with the meeting; and

6. to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

### VIRTUAL MEETING
Each year, our Board of Directors considers the appropriate format for our annual meeting of shareholders. Similar to last year, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication, and cost savings for our shareholders and ATS by holding this year's meeting in a virtual format. Our virtual format allows registered shareholders and duly appointed proxyholders including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, to submit questions and comments and/or to vote during the meeting. We believe the virtual meeting format provides our shareholders with an equal opportunity to engage with us no matter where they live in the world, and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer, while affording the same rights that would be available at a traditional, in-person meeting.

### NOTICE-AND-ACCESS
This year, the Corporation will continue its use of the "notice-and-access" mechanism of delivering materials to both registered and non-registered shareholders in connection with the meeting. As such, the Corporation has posted electronic copies of the Management Information Circular and the Financial Statements along with the related management's discussion and analysis (collectively, the "**Meeting Materials**") on the Corporation's website at www.atsautomation.com and on the Corporation's profiles on the System for Electronic Data Analysis and Retrieval+ ("**SEDAR+**") at www.sedarplus.ca, and on the SEC's system for Electronic Data Gathering, Analysis, and Retrieval ("**EDGAR**") website at www.sec.gov, instead of printing and mailing out paper copies, as permitted by Canadian securities regulators. Notice-and-access allows issuers to post electronic versions of proxy-related materials online via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders.

Shareholders with questions about notice-and-access can call the Corporation's transfer agent, Computershare Trust Company of Canada ("**Computershare**"), toll-free at 1-866-964-0492.

### HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made as follows: (i) for registered shareholders, by contacting Computershare at 1-866-962-0498 (toll-free in North America) or 514-982-8716 (from outside North America); and (ii) for non-registered (beneficial) shareholders, by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305 (English) or 303-562-9306 (French) (from outside North America). Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR+. To obtain paper copies of the Meeting Materials after the meeting, please contact the Corporation by calling 519-653-6500 or 1-866-241-7973 (toll free in North America) or send an email to legal@atsautomation.com. A paper copy

of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. We estimate that your request for Meeting Materials will need to be received on or before July 23, 2026 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the meeting.

**SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING AS THE MEETING MATERIALS HAVE BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.**

## HOW TO VOTE

Whether or not they are able to attend the virtual meeting, registered shareholders and non-registered (beneficial) shareholders are encouraged to vote in advance of the meeting. To do so, registered shareholders may a) vote online at www.investorvote.com; b) vote by telephone by calling 1-866-732-8683, or; c) vote by mail by returning the physical form of proxy using the envelope enclosed with the proxy.

**To be effective, a proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than August 4, 2026 at 10:30 a.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjourned meeting.**

Non-registered (beneficial) shareholders who receive materials through their broker or other intermediary should follow the instructions on the document provided by their broker or other intermediary in order to ensure their common shares are voted at the meeting.

At the virtual meeting, registered shareholders, and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, will be able to watch the live webcast of the meeting, submit questions online and/or vote in "real time" through an online portal. Non-registered (beneficial) shareholders must carefully follow the procedures set out in the Management Information Circular in order to be eligible to vote virtually at the meeting. Non-registered (beneficial) shareholders who do not follow the procedures set out in the Management Information Circular will nonetheless be able to watch the live webcast of the meeting as a guest and submit questions, but will not be able to vote.

Your vote is important. As a shareholder, it is very important that you read the Meeting Materials carefully and then vote your common shares of ATS. You are eligible to vote your common shares if you were a shareholder of record of the Corporation at the close of business on June 23, 2026. You may vote virtually at the meeting or by proxy. **Regardless, we encourage you to vote by proxy to ensure your vote is successfully tabulated. Our goal is to capture as many shareholder votes as possible in advance of the meeting in order to ensure that your voice is heard.** You may vote by proxy in any of the methods noted above, detailed in the Management Information Circular and on your form of proxy or voting instruction form.

I**n order to vote at the meeting, registered shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username. See page 5 of the Management Information Circular for further instructions on how you can access and participate at the virtual-only meeting.**

Shareholders who have questions or require voting assistance should contact ATS's proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at 1-877-452-7184, or outside of North America at 416-304-0211; or by texting "INFO" to either number; or (ii) e-mail to assistance@laurelhill.com.

DATED the 22nd day of June, 2026.

By Order of the Board of Directors

GORDON RAMAN
Chief Legal Officer

# ATS CORPORATION

## Management Information Circular for the Annual and Special Meeting of Shareholders to be held on August 6, 2026

In this Management Information Circular, all information is given as of June 22, 2026 and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

# I. Meeting and Voting Procedures

## Annual and Special Meeting Details

The Annual and Special Meeting of ATS Corporation (the "**Corporation**," the "**Company**" or "**ATS**") will be held at 10:30 a.m. (Toronto time) on August 6, 2026 (the "**Meeting**"). The Meeting will be held in a virtual-only format, which will be conducted via live webcast online at **meetings.lumiconnect.com/400-620-211-650**. You will not be able to attend the Meeting physically.

Each year, our Board of Directors considers the appropriate format for our annual meeting of shareholders. Similar to last year, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication, and cost savings for our shareholders and ATS by holding this year's Meeting in a virtual format. Our virtual format allows registered shareholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders to vote during the Meeting and provides a forum for all participants at the Meeting to submit questions and comments. We believe the virtual meeting format provides our shareholders with an equal opportunity to engage with us no matter where they live in the world, and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer, while affording the same rights available at a traditional, in-person meeting, and is in the best interests of our shareholders.

## How to Attend the Meeting as a Shareholder

Only ATS shareholders of record at the close of business on June 23, 2026 may vote at the Meeting.

Even if you currently plan to attend the virtual Meeting, you should consider voting your common shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders to attend, submit questions, and/or vote at the Meeting using the LUMI meeting platform. If you access and vote on any matter at the Meeting during the live webcast, then you will revoke any previously submitted proxy. Non-registered (beneficial) shareholders who have not appointed themselves as proxyholders in accordance with the instructions below under "*How to Vote — Non-Registered (Beneficial) Shareholders — Vote online during the Meeting,*" will not be able to attend the Meeting as a shareholder but may still attend the Meeting as guests. Guests can watch the live webcast of the Meeting and submit questions but will not be able to vote at the Meeting.

**TO ATTEND THE MEETING, PLEASE FOLLOW THE FOLLOWING INSTRUCTIONS:**

## On the date of the Meeting:

1　Log into: **meetings.lumiconnect.com/400-620-211-650** at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

2　Select "I have a login."

3　Enter your control number (listed on your proxy form) for registered shareholders or, in the case of non-registered (beneficial) shareholders who have appointed themselves as proxyholders, the username obtained from Computershare in advance of the Meeting (see below under "*How to Vote — Non-Registered (Beneficial) Shareholders — Vote online during the Meeting*").

4　Enter your password: **ats2026** (case sensitive).

**More information and updates on how to attend the Meeting will be made available on our website: atsautomation.com**

## How to Attend the Meeting as a Guest

Guests, including non-registered (beneficial) shareholders of ATS who have not duly appointed themselves as proxyholders, can log into the Meeting as set out below:

## On the date of the Meeting:

1　Log into: **meetings.lumiconnect.com/400-620-211-650** at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

2　Select "I am a guest" and then complete the required field.

**Guests can watch the live webcast of the Meeting and submit questions but will not be able to vote at the Meeting**

## Technical Requirements and Technical Support

You will be able to participate in the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins and meeting the minimum system requirements. We strongly recommend that persons who wish to attend the Meeting check their browser and device in advance of the Meeting to ensure compatibility. Visit **meetings.lumiconnect.com/400-620-211-650**, the Meeting portal, on your smartphone, tablet or computer. The Meeting portal will be open one hour prior to the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox. PLEASE DO NOT USE INTERNET EXPLORER.

Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may e-mail support-ca@lumiglobal.com for assistance.

If you are accessing the Meeting, you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the live webcast, you should consider voting your common shares in advance of the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.

## Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder for a person so entitled, together holding or representing by proxy not less than 25% of the issued and outstanding common shares of ATS ("**ATS Common Shares**"). In accordance with the by-laws of the Corporation, any shareholder who votes electronically at the Meeting or establishes a communications link to the Meeting is deemed to be present at the Meeting. If a quorum is present at the opening of the Meeting, the shareholders in attendance virtually or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chair of the Meeting. At such adjourned Meeting, the shareholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such adjourned Meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

## Asking Questions at the Meeting

ATS believes that the ability to participate in the Meeting in a meaningful way, including by asking questions, is of fundamental importance regardless of whether a meeting is held in person or virtually. All participants, including registered shareholders and non-registered (beneficial) shareholders and their duly appointed proxyholders, as well as guests, will have an opportunity to submit questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the virtual Meeting platform. It is anticipated that shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when meetings of shareholders were held in person.

The Chair of the Meeting and other members of management of ATS in attendance at the Meeting will engage in a question and answer period following the presentation of all matters to be voted on at the Meeting and the closing of the online polls. In order to ensure as many questions as possible are addressed at the Meeting, those submitting a question are encouraged to be brief and concise and to address only one topic per question. Questions from multiple participants on the same topic or that are otherwise related may be grouped, summarized and answered together. All questions are welcome. However, we do not intend to address questions that (a) are irrelevant to the business of the Meeting or to ATS's operations; (b) are related to personal grievances; (c) are related to non-public information about ATS; (d) constitute derogatory references to individuals or that are otherwise offensive to third parties; (e) are repetitious or have already been asked; (f) are in furtherance of a participant's personal or business interest; or (g) are out of order or not otherwise appropriate as determined by the Chair or secretary of the Meeting in their reasonable judgment. To ensure the Meeting is conducted in a manner that is orderly and fair to all shareholders, the Chair of the Meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. If we cannot answer a question during the Meeting because of timing or technical limitations, shareholders may contact the Office of the Corporate Secretary of ATS at legal@atsautomation.com.

## Who Can Vote

The record date for determining the shareholders of the Corporation entitled to receive notice of and vote at the Meeting is the close of business on June 23, 2026 (the "**Record Date**"). If you held ATS Common Shares as of the Record Date, you can cast one vote for each ATS Common Share you held on that date. Shareholders are encouraged to vote in advance of the Meeting at www.investorvote.com or as described below under the heading "*How to Vote — Vote by proxy before the Meeting.*"

## How to Vote

There are two ways to vote: (1) by proxy before the Meeting; or (2) online during the Meeting. How you vote in each case depends on whether you are a registered shareholder of ATS or a non-registered (beneficial) shareholder. More details can be found in the following tables.

**IMPORTANT NOTE: If you have already voted in advance of the Meeting, do not vote again online during the Meeting unless you want to change your vote. If you vote again using the online ballot, your online vote during the Meeting will revoke your previously submitted proxy.**

We encourage you to vote by proxy before the Meeting to ensure your vote is tabulated. Our goal is to capture as many shareholder votes as possible in advance of the Meeting in order to ensure that your voice is heard.

### Registered Shareholders

**You are a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.**

### Vote by proxy before the Meeting



## Internet

**By visiting the following website: www.investorvote.com. Refer to your 15-digit control number (shown on your proxy form) and follow the online voting instructions.**



## Telephone

**By calling the toll-free number 1-866-732-8683, if you are in Canada or the United States. Refer to your 15-digit control number (shown on your proxy form) and follow the instructions.**



## Mail

**Complete your proxy form and return it in the envelope provided. You or your authorized representative must sign the proxy form. If you are a corporation or other legal entity, your authorized representative must sign the form.**



## Smartphone

**Use the QR code found on your proxy form.**

Your duly executed proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than **August 4, 2026 at 10:30 a.m. (Toronto time)**, or in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted), prior to the time of the adjourned Meeting. The deadline for proxies may be extended or waived by the Chair of the Meeting, at their sole discretion. If you are mailing your proxy form, be sure to allow enough time for the envelope to be delivered.

## Vote online during the Meeting

You will find your control number on the proxy form included with your Meeting Materials. You will need your control number to be able to vote at the Meeting.

**On the date of the Meeting:**

1 Log in: **meetings.lumiconnect.com/400-620-211-650** at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

2 Click "I have a login."

3 Enter your control number (on the proxy form) as your username.

4 Enter your password: **ats2026** (case sensitive).

5 Follow the instructions to access the Meeting and vote (if you have not previously submitted a proxy) when prompted.

**If you have already voted by proxy, your vote at the Meeting, if properly cast, will automatically revoke your previous vote.**

If you want to appoint a third party as a proxyholder, other than the management appointees, to attend and vote at the virtual meeting, please follow these steps:

1 To appoint a third-party proxyholder, insert the person's name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form or online voting page (see page 7). This step must be completed before registering such proxyholder as step 2.

2 Register your proxyholder by visiting www.computershare.com/ATS by no later than 10:30 a.m. (Toronto time) on August 4, 2026. Computershare will ask you for your proxyholder contact information so that it can send the proxyholder a username via email shortly after this deadline. If you fail to register your proxyholder, they will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.

## Changing your vote

You can revoke your proxy form if you change your mind about how you want to vote your shares.

Sending a new proxy with a later date will revoke the instructions previously provided. A registered shareholder who has given a proxy may revoke it, in addition to any other manner permitted by law, by:

1 Sending in a new proxy on the internet, by telephone or smartphone, or by mail, by following the instructions above;

2 Depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, with Computershare Investor Services Inc. or at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or if the Meeting is adjourned, the last business day preceding the day of the adjournment;

3 Transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or the shareholder's attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or

4 Voting again using the online ballot at the virtual Meeting, which will serve to revoke your previously submitted proxy.

Your proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation **not later than August 4, 2026 at 10:30 a.m. (Toronto time)**, or in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjourned Meeting. The deadline for proxies may be extended or waived by the Chair of the meeting, at their sole discretion. If you are mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

## Non-Registered (Beneficial) Shareholders

You are a non-registered (beneficial) shareholder if you hold shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary's name and you are the beneficial shareholder.

## Vote by proxy before the Meeting



# Internet

Go to the website indicated on your voting instruction form, refer to the control number and follow the online voting instructions.



# Telephone

Call the toll-free number on your voting instruction form, if you are in Canada or the United States, refer to the control number, and follow the instructions.



# Mail

Complete your voting instruction form and return it in the envelope provided. You or your authorized representative must sign the voting instruction form. If you are a corporation or other legal entity, your authorized representative must sign the form.



# Smartphone

Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the voting instruction form for the deadline for submitting your voting instructions. If you are mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered.

# Vote online during the Meeting

You must appoint yourself (or another person) as proxyholder. Then you or the person you appoint must register yourself with Computershare to obtain a username. You need a username to be able to vote at the Meeting.

**Non-registered (beneficial) shareholders who wish to vote at the Meeting during the live webcast must do as follows before the Meeting:**

1  Appoint yourself as proxyholder by inserting your name into the appropriate space on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). Follow the instructions for submitting the voting instruction form by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. **This step must be completed before registering such proxyholder as step 2.**

2  Register yourself as a proxyholder by visiting www.computershare.com/ATS by **no later than 10:30 a.m. (Toronto time) on August 4, 2026**. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. **If you fail to register, you will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.**

**On the day of the Meeting:**

3  Log in online at **meetings.lumiconnect.com/400-620-211-650** at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

4  Click "I have a login."

5  Enter the username that was provided by Computershare.

6  Enter the password: **ats2026** (case sensitive).

7  Follow the instructions to access the Meeting. If you have already voted by proxy, your vote at the Meeting, if properly cast, will automatically revoke your previous vote.

**If you are a non-registered (beneficial) shareholder located in the United States and you wish to appoint yourself or a third party as a proxyholder, in addition to steps 2 to 7 above you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:**

1  Follow the instructions from your intermediary included with the legal proxy form and voting instruction forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one.

2  After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can send it by email or by courier to: **uslegalproxy@computershare.com** (if by email), or Computershare Trust Company of Canada, 320 Bay Street 14th Floor, Toronto, Ontario M5H 4A6 (if by courier), and in both cases, your valid legal proxy form must be labeled as "Legal Proxy" and received **no later than 10:30 a.m. (Toronto time) on August 4, 2026**.

3  You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment or any third party's appointment as a proxyholder at **www.computershare.com/ATS** as noted above.

**Changing your vote**

You can revoke your voting instruction form if you change your mind about how you want to vote your shares. Shareholders may revoke their vote by submitting new voting instructions via any of the voting methods described above, in advance of their intermediary's voting deadline, which will revoke previously submitted instructions in place of the later dated voting instructions.

Non-registered (beneficial) shareholders may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an intermediary or its service company, at any time by written notice to the intermediary in accordance with the instructions received from the intermediary, except that an intermediary may not act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that is not received by the intermediary in sufficient time prior to the Meeting. Non-registered (beneficial) shareholders who have deposited a form of proxy signed by their intermediary and who wish to change their vote must contact their intermediary, since only registered shareholders may revoke a legal proxy.

## More About Voting by Proxy or in Advance

Voting in advance of the Meeting by proxy is the easiest way to vote. It means you are giving someone else (your proxyholder) the authority to attend the Meeting and vote for you according to your instructions. Gordon Raman, or failing him, William Douglas (Doug) Wright, has agreed to act as your ATS proxyholder to vote your ATS Common Shares at the Meeting according to your instructions. If you do not name a different proxyholder when you sign your form of proxy, you are authorizing Mr. Raman, or failing him, Mr. Wright, to act as your proxyholder to vote for you at the Meeting in accordance with your instructions.

**You can also appoint someone other than Mr. Raman or Mr. Wright to be your proxyholder to attend and act on your behalf at the Meeting or at any adjournment of the Meeting (including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder to attend, participate and/or vote at the Meeting). That individual does not need to be a shareholder of ATS. Print the person's name in the blank space provided on the proxy form or voting instruction form, or on the online voting page, as applicable. Remember to tell them that they must follow the instructions on pages 8 or 10, as applicable, and vote your ATS Common Shares according to your instructions in order for your vote to count. If they fail to register with Computershare after you have validly submitted your proxy or voting instruction form appointing them as your proxy, they will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.**

## How Your Proxyholder Will Vote

On any ballot that may be called for, the ATS Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions given on the proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the ATS Common Shares will be voted accordingly. If no direction is given in a proxy with respect to any matter set out therein, the proxy will be voted **IN FAVOUR** of each of the matters proposed by management and **AGAINST** the Proposal (as defined below).

The form of proxy confers discretionary authority upon the person named in the proxy to vote as he or she sees fit with respect to amendments to matters identified in the notice of meeting accompanying this Circular (the "**Notice of Meeting**") and with respect to other matters that may properly come before the Meeting or any adjournment of the Meeting. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting.

Our transfer agent, Computershare, independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it is clear that a shareholder wants to communicate with the Board of Directors or management, the validity of the form is in question, or the law requires it. After the Meeting the voting results will be posted on www.atsautomation.com and on the Corporation's profiles on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

## Solicitation of Proxies

This Circular is provided in connection with the solicitation, by or on behalf of the management of the Corporation, of proxies to be used at the Meeting or at any adjournment of the Meeting and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, by Computershare at a nominal cost, or by Laurel Hill who has been engaged by the Corporation in connection with the Meeting as the Corporation's proxy solicitation agent and shareholder communications advisor. Laurel Hill will receive a fee of $47,500 for services provided, plus reasonable out-of-pocket expenses. The Corporation will pay for the cost of solicitation, including the fees of Laurel Hill.

Shareholders who have questions or require voting assistance should contact ATS's proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at 1-877-452-7184, or outside of North America at 416-304-0211; or by texting "INFO" to either number; or (ii) e-mail to assistance@laurelhill.com.

## Notice-and-Access

The Corporation has adopted the "notice-and-access" mechanism of delivering materials to both registered shareholders and non-registered (beneficial) shareholders in connection with the Meeting. As such, the Corporation has posted electronic copies of the Circular and the Corporation's audited consolidated financial statements as at and for the financial year ended March 31, 2026, and the auditor's report thereon, along with the related management's discussion and analysis (collectively, the "**Meeting Materials**"), on the Corporation's website at www.atsautomation.com and on the Corporation's profiles on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov, instead of printing and mailing out paper copies, as permitted by Canadian securities regulators.

Notice-and-access allows issuers to post electronic versions of proxy-related materials online via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders.

Shareholders with questions about notice-and-access can call the Corporation's transfer agent, Computershare Trust Company of Canada, toll free at 1-866-964-0492.

Shareholders will receive paper copies of a notice package (the "**Notice Package**") via prepaid mail containing a notice with the information prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and a form of proxy (if a registered shareholder) or a voting instruction form (if a non-registered (beneficial) shareholder). The Corporation will not use procedures known as "stratification" in relation to the use of notice-and-access. Stratification occurs when an issuer using notice-and-access sends a paper copy of the Circular to some security holders with a Notice Package.

## How to Obtain Paper Copies of the Meeting Materials

All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the Meeting, requests may be made as follows: (i) for registered shareholders, by contacting Computershare at 1-866-962-0498 (toll free in North America) or 514-982-8716 (from outside North America); and (ii) for non-registered (beneficial) shareholders, by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305 (English) or 303-562-9306 (French) (from outside North America). Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR+. To obtain paper copies of the Meeting Materials after the Meeting, please contact the Corporation by calling 519-653-6500 or 1-866-241-7973 (toll free in North America) or sending an email to legal@atsautomation.com. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the Meeting. We estimate that your request for Meeting Materials will need to be received on or before July 23, 2026 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the Meeting.

# II. Voting Shares and Principal Shareholders

## Voting Shares

As at June 22, 2026, the Corporation had 98,125,081 ATS Common Shares outstanding, each carrying the right to one vote per ATS Common Share.

## Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, the following person(s) beneficially own, directly or indirectly, or control or direct, more than 10% of the voting rights attached to the outstanding ATS Common Shares:

| Person | Number of ATS Common Shares Beneficially Owned, Controlled or Directed | Percentage of Outstanding ATS Common Shares Represented |
|---|---|---|
| Mason Capital Management LLC ("**Mason**") | 16,404,170 [1] | 16.72% |

1  Mason exercises control or discretion over these common shares as a portfolio manager to certain investment funds and managed accounts that own or exercise control over these common shares.

# III. Matters to Be Acted Upon at the Meeting

## 1. Receive the Annual Financial Statements for Fiscal 2026

The Corporation's audited consolidated financial statements for the fiscal year ended March 31, 2026 and the report of the auditors thereon will be placed before the Meeting.

The audited consolidated financial statements are available on the Corporation's website at www.atsautomation.com and on the Corporation's profiles on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. All shareholders may request a paper copy of the audited consolidated financial statements by contacting Computershare at 1-866-962-0498 (toll free in North America) or 514-982-8716 (from outside North America). The financial statements and the report of the auditors thereon do not require a vote at the Meeting.

## 2. Election of Directors

The number of directors to be elected at the Meeting has been fixed at eight. Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the Corporation's next annual meeting or until the successor of such director is duly elected or appointed unless such office is earlier vacated in accordance with the Corporation's by-laws.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the form of proxy or voting instruction form intend to vote FOR each of the proposed nominees whose names are set forth below under the heading "Nominees for Election as Director," each of whom has been a director since the date indicated opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the ATS Common

Shares represented by properly executed proxies voted in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the form of proxy or voting instruction form, in their discretion, in favour of another nominee.

The Board of Directors of ATS (the "**Board**") adopted a "Board Policy on Majority Voting for Director Nominees" (the "**Policy**") on May 22, 2013 and last revised it on May 15, 2024. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the nominee is not elected by at least a majority of the votes cast with respect to his or her election, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. The Board shall accept the resignation absent exceptional circumstances. Upon receipt of such a conditional resignation, the Corporate Governance and Nominating ("**CG&N**") Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the CG&N Committee, the Board shall, as soon as practicable, and in any event, not later than 90 days following the shareholders' meeting decide whether or not to accept the tendered resignation and shall issue a press release which either confirms that they have accepted the resignation or provides a full explanation for why they have refused to accept such resignation and shall provide a copy of such press release to the TSX.

On June 15, 2021, the Board adopted By-Law No. 2, a by-law relating to the advance nomination of directors of the Corporation (the "**Advance Notice By-Law**"), which was confirmed and ratified by the shareholders of the Corporation at the annual and special meeting of shareholders held on August 12, 2021. The Advance Notice By-Law establishes a framework for the advance notice of nominations of directors by shareholders of the Corporation. Among other things, the Advance Notice By-Law fixes deadlines by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets out the information that a shareholder must include in the notice. In the case of an annual meeting of shareholders (including an annual and special meeting), a shareholder wishing to nominate a director would be required to provide notice to the Corporation in the prescribed form not later than the close of business on the 40th day prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting (the "**Notice Date**") was made by the Corporation, notice shall be made by the nominating shareholder not later than the close of business on the 10th day following the Notice Date. Only persons who are nominated by shareholders in accordance with the procedures set out in the Advance Notice By-Law shall be eligible for election as directors of the Corporation. The Board may, in its sole discretion, waive any requirements of the Advance Notice By-Law. As of the date hereof, the Board has not received any director nominations from shareholders of the Corporation through the advance notice mechanism. The foregoing is a summary only of certain provisions of the Advance Notice By-Law and is qualified by reference to the full text of the Advance Notice By-Law which is available on our website at www.atsautomation.com and on the Corporation's profile on SEDAR+ at www.sedarplus.ca.

## 3. Reappointment of Independent Auditors

At the Meeting, the holders of ATS Common Shares will be requested to reappoint Ernst & Young LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditor's remuneration. Ernst & Young LLP was first appointed as auditor on August 13, 2009.

The breakdown of fees incurred for services provided by Ernst & Young LLP during fiscal year 2026 is outlined in the Corporation's Annual Information Form dated May 28, 2026 (the "**Annual Information Form**") under the heading "Compensation of Auditors," which information is specifically incorporated by reference in this Circular. A copy of the Annual Information Form is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. Upon request, the Corporation will provide a copy of the Annual Information Form free of charge to the requesting shareholder.

Included in section D(3)(j) of the Charter for the Audit and Finance Committee of the Board of Directors (a copy of which is attached as Appendix A to the Annual Information Form), are requirements surrounding engagement of the Corporation's external auditors for any non-audit related services ("**Requirement for Pre-Approval of Non-Audit Services**"). The objective of the Requirement for Pre-Approval of Non-Audit Services is to ensure the external auditors' objectivity is not compromised. This section sets out the rules to be followed when engaging the Corporation's external auditors for any non-audit related engagement. Applicable Requirements, as defined in the Annual Information Form, also inform what services the Corporation's external auditors are prohibited from providing, as well as which services are permitted. The Audit and Finance Committee must pre-approve all permitted non-audit related services. The Audit and Finance Committee may delegate its pre-approval authority to a designated member of such Committee; such designated member must report any decisions that they make to the full Audit and Finance Committee at its next scheduled meeting.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the form of proxy or voting instruction form intend to vote **FOR** the reappointment of Ernst & Young LLP as auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board to fix the remuneration of the auditor.

## 4. Advisory Vote on Executive Compensation (Say on Pay)

The Corporation's approach to executive compensation is to "pay-for-performance." The purpose of this advisory vote is to allow shareholders to give their opinion annually on the Corporation's objectives, principles, and approach to the compensation of its executive officers as disclosed in the section entitled "Corporation Executives and Executive Compensation" below. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the Board on executive compensation. We presently intend to conduct such a vote at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to vote in favour of or against, on an advisory basis, a non-binding resolution on the Corporation's approach to executive compensation as follows:

"**BE IT RESOLVED**, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Corporation accept the approach to executive compensation disclosed in ATS's Management Information Circular dated June 22, 2026 delivered in advance of the 2026 Annual and Special Meeting of Shareholders."

As this is an advisory vote, its results will not bind the Board. However, the Board, together with the Human Resources Committee, will take the result of the vote into account when considering its review of executive compensation. For information on ATS's approach to executive compensation, see pages 33 to 53 of this Management Information Circular.

**In the absence of contrary instructions, it is the intention of the persons designated by management in the form of proxy or voting instruction form to vote FOR the non-binding advisory resolution regarding the Corporation's approach to executive compensation.**

## 5. Shareholder Proposal

The Business Corporations Act (Ontario) ("**OBCA**") permits certain eligible shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual and special meeting of shareholders, subject to meeting certain requirements. The Company received one proposal that was submitted in accordance with the applicable requirements (the "**Proposal**"). The Proposal seeks to amend By-Law No. 1 of the Corporation and represents the views of the shareholder that submitted it. A copy of By-Law No. 1 is available on the Corporation's profiles on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

At the Meeting, shareholders will be asked to consider the Proposal. After careful consideration and for the reasons set out in Schedule "C," the Board recommends that you vote **AGAINST** the Proposal. The Proposal, along with the reasons for the Board's recommendation, is set out in Schedule "C" to this Management Information Circular. The shareholder has elected not to provide a supporting statement for inclusion with the Proposal. Unless a shareholder directs that his or her ATS Common Shares are to be voted for this resolution, the persons named in the form of proxy will vote **AGAINST** the Proposal.

**In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the form of proxy or voting instruction form intend to vote AGAINST the Proposal.**

# IV. Board of Directors

## 1. Nominees for Election as Directors

The following tables set forth information with respect to each person proposed to be nominated for election as a director of the Corporation, including when they first became a director, their business background, Board committee memberships, meeting attendance, voting results from previous years' meetings (where applicable), other public company boards that they serve on, and the skills and experience they bring to the Board. It is noted that the number of meetings and meeting attendance in the tables below reference formal meetings where minutes were taken. The Board, its committees, and the individual directors participate in numerous additional correspondence and calls, and actively engage in various discussions with management, in each case throughout the year to address matters relating to the Corporation and to advance the business of the Corporation, the Board, and its committees. This was particularly true with respect to the Human Resources Committee this past year which met informally numerous times in connection with CEO recruitment activities. The tables also show the number of ATS Common Shares beneficially owned or controlled or directed, directly or indirectly, by such person, and the number of stock options, ATS deferred share units ("**DSUs**") and restricted share units ("**RSUs**") held by such person as at March 31, 2026. See "Compensation of Directors," starting on page 23, for a full description of the ATS DSU Plan and see "Restricted Share Unit Plan," on page 58, for a full description of the RSU Plan. The total $ value in the tables below is arrived at using the ATS Common Share price, on the Toronto Stock Exchange ("**TSX**"), as of the close of trading on March 31, 2026. Under ATS's shareholding guidelines for its directors, directors must hold ATS Common Shares and DSUs with an aggregate value of at least $556,400 and the Chair must hold ATS Common Shares and DSUs with an aggregate value of at least $1,112,800 (the "**Director Ownership Guidelines**"). Directors will be in compliance with the Director Ownership Guidelines if they have achieved the applicable ownership threshold or if the deadline for compliance with the applicable Director Ownership Guidelines has not yet been reached. See "Compensation of Directors," starting on page 23, for details. All individuals standing for election to the Board are incumbent directors who were elected to that position at last year's annual meeting of shareholders, other than Mr. Wright who was appointed to the Board upon the commencement of his role as Chief Executive Officer effective January 12, 2026.



Age: 48
Alberta, Canada

**Independent**

**Principal Occupation:**
President and Chief Executive
Officer of Capital Power
Corporation

**Became Director:**
August 2025

**Committee Memberships:**
Audit and Finance
Human Resources

# Avik Dey

Mr. Dey is a seasoned global executive and transformational leader with over two decades in the energy business in roles spanning operations, entrepreneurial ventures, investment management and investment banking. As the President and CEO of Capital Power, Mr. Dey leads the company in its growth and expansion across Canada and the U.S. and champions the team in accelerating its current strategic drive to deliver reliable, affordable and clean energy. From 2021 to 2022, Mr. Dey was the Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation. Prior to that, for seven years he was at Canada Pension Plan Investment Board, where most recently he served as Managing Director, Head of Energy and Resources. He has invested over $12 billion in growing long-term value for energy and energy transition companies.

Mr. Dey brings diverse experience across energy & power, private equity and pension fund leadership. His financial expertise and operational experience allow him to navigate complex landscapes and make informed capital allocation decisions.

| Meeting Attendance[1] | | | **Voting Results** | | | | |
|---|---|---|---|---|---|---|---|
| | | | Year | Votes For | % | Votes Withheld | % |
| **Overall Attendance:** | | 100% | 2025 | 87,137,391 | 99.54 | 401,507 | 0.46 |
| | | | 2024 | N/A | — | N/A | — |
| **Board:** | 10 of 10 | 100% | | | | | |
| **Audit and Finance** | 4 of 4 | 100% | | | | | |
| **Human Resources** | 1 of 1 | 100% | | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares | Options | DSUs | Total $ Value | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| — | — | 4,509 | 176,798 | Yes[2] | Capital Power Corporation |

1  For directors appointed during the fiscal year, meeting attendance is calculated based on meetings of the Board and applicable committees held following the date of their appointment.

2  Mr. Dey was elected in August 2025 and has five years from the date of election to achieve the Director Ownership Guidelines.



Age: 59
Ontario, Canada

**Independent**

**Principal Occupation:**
Corporate Director

**Became Director:**
August 2018

**Committee Memberships:**
Audit and Finance (Chair)
Human Resources
CG&N

# Joanne S. Ferstman

Ms. Ferstman currently serves as a corporate director. She has over 20 years of progressive experience in the financial industry. Over an 18-year period until her retirement in June 2012, she held several leadership positions with the Dundee group of companies, which operated in wealth management, resources and real estate verticals. She was responsible for financial and regulatory reporting and risk management, and was involved in mergers and acquisitions and strategic development and held the position of Chief Financial Officer for many years and latterly held the positions of Vice Chair of Dundee Wealth Inc. and President and Chief Executive Officer of Dundee Capital Markets Inc. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She is a Chartered Professional Accountant and has a Bachelor of Commerce and Graduate Diploma in Public Accountancy from McGill University, in addition to earning a certificate from Rotman in Generative and Agentic AI for Business. She currently serves as the Chair of DREAM Unlimited Corp. (a real estate company). She also serves as director of EQB Inc. (a digital financial services company) and sits on the Board of SINAI Health, an internationally recognized acute care academic health science centre. Ms. Ferstman was formerly a director of Cogeco Communications (a communication company) from 2016 to 2026 and OR Royalties Inc. (a mining royalty company) from 2014 to 2025.

Ms. Ferstman brings a wealth of experience. She was CEO of Dundee Capital Markets Inc., a financial services company focused on investment banking, sales trading and financial advisory. She is a financial expert, being a CPA, having been a CFO of complex public companies for approximately 18 years, and an audit committee member/chair in various industries. Her capital markets experience was gained throughout her executive career at a financial company which operated in the capital markets and performed a variety of capital markets functions for clients. In addition, as a CFO of a public company, Ms. Ferstman dealt with many aspects of capital markets, debt and equity financings, research analysis, and M&A transactions. Ms. Ferstman's international exposure includes having overseen operations in the U.S. and Europe. She has had the opportunity to deal with many aspects of executive compensation in her career. Her experience on various boards of directors has provided additional exposure to capital markets, international business, human resources, legal, and governance matters.

| Meeting Attendance[1] | | | Voting Results | | | | |
|---|---|---|---|---|---|---|---|
| | | | Year | Votes For | % | Votes Withheld | % |
| **Overall Attendance** | | 100% | 2025 | 86,809,231 | 99.17 | 729,667 | 0.83 |
| | | | 2024 | 73,588,121 | 86.87 | 11,123,305 | 13.13 |
| **Board:** | 14 of 14 | 100% | | | | | |
| **Audit and Finance** | 8 of 8 | 100% | | | | | |
| **Human Resources** | 5 of 5 | 100% | | | | | |
| **CG&N** | 1 of 1 | 100% | | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares | Options | DSUs | Total $ Value | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| 5,000 | — | 59,761 | 2,539,279 | Yes | DREAM Unlimited Corp., and EQB Inc.. |

1  For directors appointed to a committee during the fiscal year, committee meeting attendance is calculated based on meetings of that committee held following the date of their appointment.



Age: 60
Ulm, Germany

**Independent**

**Principal Occupation:**
Non-executive board member

**Became Director:**
October 2017

**Committee Memberships:**
Sustainability (Chair)
CG&N

# Kirsten Lange

Ms. Lange, a German citizen, has more than 30 years of business experience in top management and in consulting across many of the geographies ATS serves, including Germany and China. Most recently, she was the CEO of Fritsch Holding AG, a mid-sized German machinery company. Before that, she served as a member of the Management Board of Voith Hydro, where she was responsible for growing the Automation and Service divisions as well as for developing new digital business models. Previous to that, Ms. Lange spent 22 years with the Boston Consulting Group (BCG), based in Munich, Germany, where she worked as a Partner and Managing Director with over 100 companies in sectors such as machine and plant construction, chemicals, automotive, energy, packaged consumer goods and many more. During her time with BCG she spent two years in Shanghai, running the local office and developing the Chinese market. Ms. Lange was a member of the Board of Directors and Audit Committee of Heidelberger Druckmaschinen AG from 2015 to 2020, Chair of the Supervisory Board and member of the Audit Committee of Blue Cap AG from 2022 to 2024 and is currently serving as Chair of Terrafend Ltd. Ms. Lange graduated from the University of Munich with a degree in Journalism and earned a Master of Business Administration from INSEAD/France, where she is also teaching in the MBA program as Adjunct Professor.

Ms. Lange brings to ATS a broad skill set including: her experience as a CEO at Fritsch Holding AG, overseeing all aspects of the business; direct experience in operations, manufacturing, sales and marketing, R&D/technology, and digital offerings at Voith Hydro, where she was responsible for the after-market business, automation business, running a sales and marketing organization, product management of turbines, generators and complete power plants, and development of new digital offerings. At BCG, Ms. Lange gained human resources experience, being responsible for career development in Germany and leading the European women's initiative. Having lived and worked in China for two years and having spent several months in each of the USA, Russia, Brazil, Israel, UK, and Thailand (among others), Ms. Lange brings a unique international perspective. In addition to Ms. Lange's exposure to financial matters throughout her career, financial experience was also gained by way of an MBA specialization in corporate finance and having been a member of the Audit Committee of Heidelberger Druckmaschinen AG.

|  |  |  | Voting Results | | | | |
|---|---|---|---|---|---|---|---|
| **Meeting Attendance**[1] |  | | **Year** | **Votes For** | **%** | **Votes Withheld** | **%** |
| **Overall Attendance** | 96% | | **2025** | **85,410,029** | **97.57** | **2,128,869** | **2.43** |
|  |  | | **2024** | **84,038,921** | **99.21** | **672,505** | **0.79** |
| **Board:** | 13 of 14 | 92%[2] | | | | | |
| **Sustainability** | 5 of 5 | 100% | | | | | |
| **CG&N** | 1 of 1 | 100% | | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares | Options | DSUs | Total $ Value | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| — | — | 63,254 | 2,480,189 | Yes | None |

1  For directors appointed to a committee during the fiscal year, committee meeting attendance is calculated based on meetings of that committee held following the date of their appointment.

2  Ms. Lange was unable to attend one meeting due to a scheduling conflict arising from the meeting being called on short notice.



Age: 62
Connecticut, USA

**Independent**

**Principal Occupation:**
Principal of Mason Capital
Management LLC

**Became Director:**
September 2007

**Committee Memberships:**
Human Resources (Chair)
Strategic Opportunities

# Michael E. Martino

Mr. Martino is a founder and principal of Mason Capital Management, an event driven multi-billion dollar hedge fund with a global investment portfolio. With over three decades of experience in the capital markets, he has an extensive track record of sourcing and executing complex investment opportunities across a variety of transaction types and industries, including industrial, media, energy and financial services. Mr. Martino has also led efforts to leverage Mason Capital's company, investor and advisor relationships in opportunistic longer-term investments in which Mason Capital works directly with management and other stakeholders to develop and implement organic growth and capital allocation strategies to drive superior investment returns.

Since joining the ATS Board in 2007 and subsequently assuming the role of Chair of the Board of Directors, Mr. Martino has played a central role in guiding ATS's transformation into a leading, high-growth automation supplier with a focus on life sciences and other key end markets, while advising the Company on all capital markets activities to date, including bond offerings, bank refinancings, share buybacks, and strategic acquisitions. Mr. Martino also currently serves as Executive Chairman of CB&I Holding, LLC, a privately held storage solutions and asset solutions company serving energy, chemical, nuclear and water markets. Additionally, he serves on the board of McDermott International, Ltd., a premier global provider of integrated engineering and construction solutions for the energy industry. He was formerly a director of Spar Aerospace Limited, a publicly traded aerospace company.

Mr. Martino began his investment career at Oppenheimer & Company where he was responsible for risk arbitrage research; he ended his tenure at Oppenheimer as Executive Director, Risk Arbitrage. He began his business career at GE Capital Corporation where he held positions in information systems and business analysis. Mr. Martino graduated from Fairfield University with a degree in Political Science and earned a Master of Business Administration in Finance from New York University's Stern School of Business.

Mr. Martino brings a keen investor lens to the work of the Board. His vast investment and acquisition experience assist the Board in its capital allocation decisions.

| Meeting Attendance | | | Year | Votes For | % | Votes Withheld | % |
|---|---|---|---|---|---|---|---|
| **Voting Results** | | | | | | | |
| **Overall Attendance** | | 96% | **2025** | **80,362,734** | **91.80** | **7,176,164** | **8.20** |
| | | | **2024** | **77,351,943** | **91.31** | **7,359,483** | **8.69** |
| **Board:** | 13 of 14 | 92%[1] | | | | | |
| **Human Resources** | 5 of 5 | 100% | | | | | |
| **Strategic Opportunities** | 4 of 4 | 100% | | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares[2] | Options | DSUs | Total $ Value[3] | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| 16,586,145 | — | 71,839 | 9,952,047 | Yes | None |

1 *Mr. Martino was unable to attend one meeting due to a bereavement event.*

2 *Mr. Martino is an officer of Mason Capital Management LLC, which exercises control or direction as a portfolio manager to certain investment funds and managed accounts that own or exercise control over 16,404,170 ATS Common Shares. Mr. Martino personally holds a further 181,975 ATS Common Shares.*

3 *This represents the value of Mr. Martino's DSUs and personal holdings of ATS Common Shares.*



Age: 69
Ontario, Canada

**Independent**

**Principal Occupation:**
Corporate Director

**Became Director:**
August 2023

**Committee Memberships:**
CG&N (Chair)
Human Resources
Sustainability

# Sharon C. Pel

Ms. Pel is an experienced board member, trustee and senior executive. She has more than 40 years' experience as a strategic business advisor, with extensive expertise in governance, securities regulatory and policy matters, and corporate, commercial and securities law. Ms. Pel was SVP, Group Head Legal and Business Affairs at TMX Group from 2003 until 2015, where she was responsible for advising the TMX board and executive management on all aspects of its governance, operations, growth strategies and legal and regulatory affairs. Prior to that, she was a partner at Torys LLP, an international business law firm.

Ms. Pel served on the Board of Trustees of OPTrust from February 2017 to February 2026, and served as Chair from 2020 to 2022, and Vice-Chair from 2018-2020. Ms. Pel is a past Board Chair of Canadian Feed the Children (now Kinvia) where she served as a member of the board from June 2016 to December 2023. She served on the board of IPL Plastics Inc. from June 2018 to November 2020, when it was taken private. She has a BA from the University of Toronto and an LLB from the University of Ottawa. She is also an Institute Certified Director (ICD.D) from the Institute of Corporate Directors, holds a Certificate in Pension Law from Osgoode Hall Law School, and has completed the Pension Governance Education Program at the International Centre for Pension Management at the University of Toronto Rotman School of Management. Ms. Pel also earned a certificate from Rotman in Generative and Agentic AI for Business.

Ms. Pel brings a broad range of experience to ATS. She has a deep knowledge of corporate governance in Canada and internationally. She has been involved in capital markets throughout her career, advising public and private companies on debt and equity financings, M&A transactions and securities regulatory matters. Ms. Pel has been involved in addressing the strategic issues challenging a wide array of businesses in Canada and abroad. She has participated in many high-stakes strategic initiatives to advance the interests of various businesses and their stakeholders, through to successful conclusions.

| Meeting Attendance[1] | | | Voting Results | | | | |
|---|---|---|---|---|---|---|---|
| | | | Year | Votes For | % | Votes Withheld | % |
| **Overall Attendance** | | 100% | 2025 | 84,109,689 | 96.08 | 3,429,209 | 3.92 |
| | | | 2024 | 60,083,507 | 70.93 | 24,627,919 | 29.07 |
| **Board:** | 14 of 14 | 100% | | | | | |
| **CG&N** | 3 of 3 | 100% | | | | | |
| **Human Resources** | 1 of 1 | 100% | | | | | |
| **Sustainability** | 5 of 5 | 100% | | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares | Options | DSUs | Total $ Value | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| — | — | 17,931 | 703,075 | Yes | None |

1 For directors appointed to a committee during the fiscal year, committee meeting attendance is calculated based on meetings of that committee held following the date of their appointment.



Age: 58
Washington D.C., USA

**Independent**

**Principal Occupation:**
Private Investor

**Became Director:**
August 2025

**Committee Memberships:**
Audit and Finance
Strategic Opportunities

# Daniel Pryor

Mr. Pryor is a seasoned executive with over 30 years of experience across the industrial and medical technology sectors. He most recently served as Executive Vice President, Strategy, Business Development, and Information Technology at Enovis Corporation (formerly Colfax Corporation), a role he held from 2013 – 2026. In this role, he was a key architect in the company's transformation, executing over 50 acquisitions and divestitures that accounted for over $14 billion in enterprise value. Under his influence, Enovis transitioned from a specialty industrial pump manufacturer to a prominent player in the medical technology space, emphasizing innovation and strategic growth. During his tenure with the company, Mr. Pryor also served as Chairman of the Board for ESAB-SeAH Corporation, a joint venture between SeAH Holdings Corporation and ESAB Corporation (a former subsidiary of Colfax Corporation), and Chairman of the Board of ESAB India Ltd, a subsidiary of ESAB Corporation traded on the Bombay and National Stock Exchanges.

Previously, Mr. Pryor was with The Carlyle Group as Managing Director and Partner in the US buyout group which further solidified his expertise in capital goods and industrial sectors, and where he led substantial portfolio company acquisitions. He also held significant roles at Danaher Corporation, including Corporate Vice President of Strategic Development. Mr. Pryor's experience spans from strategic growth to operational efficiency.

Mr. Pryor brings deep experience in business development, strategy and cybersecurity to the Board. This experience combined with his perspective with respect to industrial and technology sectors are invaluable to the Board.

| Meeting Attendance[1] | | | Voting Results | | | | |
|---|---|---|---|---|---|---|---|
| | | | Year | Votes For | % | Votes Withheld | % |
| Overall Attendance: | | 100% | 2025 | 87,529,635 | 99.99 | 9,263 | 0.01 |
| | | | 2024 | N/A | N/A | N/A | N/A |
| **Board:** | 10 of 10 | 100% | | | | | |
| **Audit and Finance** | 4 of 4 | 100% | | | | | |
| **Strategic Opportunities** | 3 of 3 | 100% | | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares | Options | DSUs | Total $ Value | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| — | — | 4,509 | 176,798 | Yes[2] | None |

1  For directors appointed during the fiscal year, meeting attendance is calculated based on meetings of the Board and applicable committees held following the date of their appointment.

2  Mr. Pryor was elected in August 2025 and has five years from the date of election to achieve the Director Ownership Guidelines.



Age: 75
Basingstoke, United Kingdom

**Independent**

**Principal Occupation:**
Emeritus Chair Danaher European
Board and Vice President
Corporate Development,
Danaher Corporation

**Became Director:**
August 2018

**Committee Memberships:**
Strategic Opportunities (Chair)

# Philip B. Whitehead

Mr. Whitehead is an experienced business leader. He is currently Chairman Emeritus of Danaher's European Board and Vice President Corporate Development of the Danaher Corporation, a global science and technology company. Since joining Danaher in 1992, Mr. Whitehead has held a number of executive and operational roles beginning with Managing Director of Veeder Root Europe. In his current position, he supports Danaher's mergers and acquisition activity in Europe and also supports the corporation's growth initiatives in selected high growth markets. Earlier in his career, Mr. Whitehead worked in senior sales and marketing roles at Procter and Gamble, Hovis Marketing, and Unilever. He also operated his own management consultancy business. Mr. Whitehead has a Diploma in Marketing, Accounting and Finance from Bournemouth College, UK. Mr. Whitehead also served as a director of Mason Industrial Technology, a special purpose acquisition company.

Mr. Whitehead is skilled in overseeing businesses, having held CEO/managing director roles at several public and private companies in the UK and one in Switzerland. He has operations, manufacturing and lean operations experience through the many roles he has had within Danaher group companies, including Veeder Root, Gems Sensors, and others. Mr. Whitehead's capital markets experience was gained from his involvement in the listing of Micrelec as a UK public company, serving as Chairman of Nobel Biocare while it was publicly listed in Switzerland and through the many public to private deals completed as the lead on Danaher's prolific M&A record where he has been Managing Director of Corporate Development in Europe for the last 20 years. Mr. Whitehead sees his main skill set as lying within sales and marketing; and mergers and acquisitions, where he has held many senior responsibilities, including Brand Manager at Procter and Gamble, National Sales Manager at Unilever, and Marketing Director at Micrelec PLC. Internationally, he has had roles covering many geographies, including EU, South Africa, Australia, Middle East, Russia, Turkey, Hong Kong and parts of Asia and South America.

Mr. Whitehead brings decades of mergers and acquisitions experience to the Board. That combined with his international perspective are beneficial to the Board and the Corporation in developing and executing acquisition opportunities.

| Meeting Attendance | | | Voting Results | | | | |
|---|---|---|---|---|---|---|---|
| | | | Year | Votes For | % | Votes Withheld | % |
| **Overall Attendance** | | 94% | **2025** | 87,524,454 | 99.98 | 14,444 | 0.02 |
| | | | **2024** | 84,542,962 | 99.80 | 168,464 | 0.20 |
| **Board:** | 13 of 14 | 92%[1] | | | | | |
| **Strategic Opportunities** | 4 of 4 | 100% | | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares | Options | DSUs | Total $ Value | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| – | – | 44,150 | 1,731,122 | Yes | None |

1  Mr. Whitehead was unable to attend one meeting due to a scheduling conflict arising from the meeting being called on short notice.



Age: 56
North Carolina, USA

**Independent**

**Principal Occupation:**
Chief Executive Officer ("**CEO**")
of ATS

**Became Director:**
January 2026

**Committee Memberships:**
Strategic Opportunities
Sustainability

# William Douglas (Doug) Wright

Mr. Wright joined ATS as Chief Executive Officer in January 2026. Before ATS, he served as CEO of Indicor, a diversified industrial solutions company known for its market-leading businesses that deliver specialized, mission-critical solutions to niche markets. Prior to this, he was the President and CEO, Building Technologies, at Honeywell International from 2020 to 2023. He was also President and CEO of Source Photonics from 2013 to 2019 and has held numerous leadership roles with United Technologies Corporation (now RTX Corporation) and Ingersoll Rand. Through his career, Mr. Wright has a track record of delivering organic growth, margin expansion, and growth through strategic, value-accretive acquisitions. He holds a BS in Mechanical Engineering from Virginia Tech, and an MBA in International Business from the University of North Carolina at Charlotte.

Mr. Wright brings valuable experience to the Board in operational matters. In addition, his past experience in growing industrial companies with a disciplined capital allocation framework are critical to the Board's work in overseeing the growth of the Corporation.

| | | | Voting Results | | | |
|---|---|---|---|---|---|---|
| **Meeting Attendance[2]** | | | **Year** | **Votes For** | **%** | **Votes Withheld** | **%** |
| **Overall Attendance** | 100% | | 2025 | N/A | N/A | N/A | N/A |
| | | | 2024 | N/A | N/A | N/A | N/A |
| **Board:** | 2 of 2 | 100% | | | | |
| **Strategic Opportunities** | 1 of 1 | 100% | | | | |

**ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly**

| ATS Common Shares | Options | RSUs | Total $ Value | Achievement under Director Ownership Guidelines | Other Public Company Directorships |
|---|---|---|---|---|---|
| 25,700 | 700,000 | 284,189 | 1,007,697[1] | Yes | N/A |

1 Mr. Wright, being the CEO of ATS, is not subject to the Director Ownership Guidelines, but is subject to specific ownership requirements. See "Executive Share Ownership Requirements" on page 41 for details. This number reflects the value of ATS Common Shares only. Mr. Wright, being the CEO of ATS, is not eligible for and does not participate in the ATS DSU Plan.

2 Mr. Wright was appointed to the Board as an executive director effective January 12, 2026 upon commencing his position as CEO of ATS. Meeting attendance is reflective of attendance to meetings subsequent to his date of appointment on the Board.

## 2. Compensation of Directors

### PHILOSOPHY

The Human Resources Committee is responsible for benchmarking and designing the directors' compensation program. The Human Resources Committee, with the assistance of an independent advisor, Hugessen Consulting, reviews director compensation periodically to affirm the ongoing competitiveness of the program. A summary of Hugessen Consulting's mandate, services, and fees are set out below under the heading "*Human Resources Committee Governance — External Consultants and Advisors*" on page 40.

The overall objective of the Human Resources Committee is to ensure the director compensation program:

- attracts and retains the services of highly qualified individuals;
- compensates the directors in a manner that is competitive with comparable peers and commensurate with the risks and responsibilities assumed by Board and committee members; and
- aligns the interests of the directors with Shareholders.

### FEES AND RETAINERS

During fiscal 2026, the compensation program for all non-executive members of the Board other than those members associated with Mason was as follows:

| Pay Component | Component | Amount in U.S. Dollars |
|---|---|---|
| **Director Fees** | Annual Cash Retainer | $ 80,000 |
| | Annual Equity Retainer | $ 130,000 |
| **Chair of the Board Fees** | Annual Cash Retainer | $ 160,000 |
| | Annual Equity Retainer | $ 175,000 |
| **Additional Committee Chair Fees** | Audit and Finance | $ 20,000 |
| | Human Resources | $ 15,000 |
| | CG&N | $ 15,000 |
| | Strategic Opportunities | $ 15,000 |
| | Sustainability | $ 15,000 |
| **Additional Committee Member Fees** | | $ 5,000 |
| **Travel Fee** (per in-person meeting for directors travelling from outside North America to attend meetings in North America) | | $ 1,500 |

ATS does not pay per meeting fees to its directors.

In connection with a capital markets advisory services agreement with Mason which was in place during fiscal 2026, Mr. Martino, being associated with Mason, waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board during the fiscal year. As Mr. Martino was selected by the Board to serve as the Chair of the Board, Mason Capital and the Corporation collectively determined that it would be appropriate to terminate, and have terminated, this agreement effective March 31, 2026. Consequently, Mr. Martino will be entitled to fees for serving as Chair of the Board and for serving on any committee of the Board commencing in fiscal 2027. With the assistance of Hugessen Consulting, the Board reviewed the compensation payable to the Chair of the Board, with reference to the Existing Comparator Group (as defined below) and determined that for fiscal 2027, the Chair's compensation would be set at US$450,000, with the annual cash retainer in the amount of US$215,000 and the annual equity retainer in the amount of US$235,000. See "*Interests of Informed Persons in Material Transactions*" on page 60 for details.

Mr. Wright, the CEO of the Corporation, being an executive director of the Board, is not entitled to any fees for serving in such capacity.

### EQUITY-BASED COMPENSATION

Equity-based compensation for our Directors is awarded in the form of DSUs. DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan ("**ATS DSU Plan**"), track the value of the ATS Common Shares. DSUs are credited to an individual director's account upon the applicable conversion date following their grant but they do not vest and are not payable until after a director departs from the Board, at which time they are paid out in cash equal to the number of DSUs then held multiplied by the price of the ATS shares at the time a director elects to take payment, is deemed to have elected to take payment, or as otherwise provided for, under the ATS DSU Plan. DSUs are subject to a pro rata claw-back in the event a director ceases to be a director during a period in respect of which the director received a DSU grant.

Under the ATS DSU Plan, eligible non-executive directors can be granted DSUs as a component of compensation and can also elect to receive all or a portion of their annual remuneration in the form of DSUs or cash or any combination thereof.

The compensation program for directors does not include entitlement to stock options. None of the directors, other than Mr. Wright, our CEO, have any entitlement under any stock options. As DSUs granted under the ATS DSU Plan do not vest and are not payable until after a director departs from the Board, the following table represents the directors' unvested share-based awards.

| Name | Option-based Awards | | | | Share-based Awards | | |
|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) | Option Exercise Price[1] ($) | Option Expiration Date[2] | Value of Unexercised In-The-Money Options[3] ($) | Common Shares or Units of ATS Common Shares that Have Not Vested (#) | Market or Payout Value of Share-Based Awards That Have Not Vested ($) | Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($) |
| Avik Dey | — | — | — | — | 4,509[5] | 176,798[6] | — |
| Joanne S. Ferstman | — | — | — | — | 59,761[5] | 2,343,229[6] | — |
| Kirsten Lange | — | — | — | — | 63,254[5] | 2,480,189[6] | — |
| Michael E. Martino | — | — | — | — | 71,839[5] | 2,816,807[6] | — |
| Sharon C. Pel | — | — | — | — | 17,931[5] | 703,075[6] | — |
| Daniel Pryor | — | — | — | — | 4,509[5] | 176,798[6] | — |
| Philip B. Whitehead | — | — | — | — | 44,150[5] | 1,731,122[6] | — |
| William Douglas (Doug) Wright | 700,000[4] | 41.09 | February 12, 2033 | — | — | — | — |
| | — | — | — | — | 266,272[7] | 10,440,525[8] | — |
| | — | — | — | — | 17,917[9] | 702,526[10] | — |

1 The options held by Mr. Wright are subject to the terms of the 2006 Stock Option Plan (the "Stock Option Plan") which provides that the exercise price of all stock options granted under the Stock Option Plans shall not be less than the market price. Market price refers to the volume weighted average trading price at which the ATS Common Shares traded on the five completed trading days immediately preceding the effective date of the grant.

2 The Performance Stock Options ("**PSOs**") set out in the table expire on the seventh anniversary of the grant date.

3 The value of unexercised in the money stock options was calculated based on the difference between the market value of the ATS Common Shares as at March 31, 2026 and the exercise price of the stock options.

4 These PSOs include both a time-vesting and market vesting component. The PSOs vest in tranches, with the earliest vesting date occurring in fiscal 2029. The three tranches of performance based vesting are based on share price hurdles, which are achieved if the 20 day VWAP of the ATS Common Shares at any time prior to the day after the applicable earnings blackout period in respect of the Company's fiscal 2031 year end is equal to or greater than the applicable hurdle.

5 Each DSU is a notional security equivalent in value to one ATS Common Share. A cash payment equal to the market value of the vested DSUs on the applicable payment date is paid upon redemption.

6 The market or payout value of each unvested DSU grant at March 31, 2026 was calculated by multiplying the number of DSUs by the ATS share price at closing of markets on March 31, 2026.

7 These performance-based RSUs are granted under the RSU Plan vest on a specified date, conditional upon successful achievement of certain financial and share price performance metrics.

8 The market or payout value of each unvested performance-based RSU grant at March 31, 2026 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2026. These numbers reflect management's estimate that the performance criteria would be achieved at 100% of the target. As no performance criteria had measurement dates that fell on or before the end of fiscal 2026, the minimum payout value under each grant is $0. However, management believes a value based on 100% achievement of performance criteria provides more useful disclosure. See "Summary of Compensation Program" on page 42 for a description of potential performance-based vesting outcomes.

9 These time-vested RSUs are granted under the RSU Plan vest on a specified date.

10 The market or payout value of each unvested RSU grant at March 31, 2026 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2026.

## SUMMARY OF DIRECTOR COMPENSATION

The following table sets out all amounts of compensation provided to the individuals who were non-executive directors of the Corporation during the year ended March 31, 2026.

| Name | Fees Earned and Paid in Cash[1] ($) | Compensation Granted under ATS DSU Plan[2] ($) | Option-Based Award ($) | Non-Equity Incentive Plan Compensation ($) | Pension Value ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Avik Dey | 19,212 | 177,454 | – | – | – | – | 196,666 |
| Joanne S. Ferstman | 1,067 | 325,259 | – | – | – | – | 326,326 |
| Kirsten Lange | – | 315,020 | – | – | – | – | 315,020 |
| Michael E. Martino[3] | – | – | – | – | – | – | – |
| Sharon C. Pel | 1,067 | 318,405 | – | – | – | – | 319,472 |
| Daniel Pryor | 19,212 | 177,454 | – | – | – | – | 196,666 |
| Philip B. Whitehead | 65,066 | 243,089 | – | – | – | – | 308,155 |
| Dave W. Cummings[4] | – | 308,166 | – | – | – | – | 308,166 |
| David L. McAusland[4] | – | 472,550 | – | – | – | – | 472,550 |

1 Fees earned and paid in cash were converted to Canadian dollars using the exchange rate applied at the time of, and in connection with, DSU grants, being U.S. $1.00 = C. $1.367.

2 Compensation granted under the ATS DSU Plan is valued using the five-day average closing price of ATS Common Shares immediately preceding the date of grant.

3 See "Compensation of Directors," starting on page 23, addressing the waiver of director fees by a director associated with Mason and the payment of advisory services fees to Mason.

4 Messrs. Cummings and McAusland did not stand for re-election at the August 7, 2025 Annual Meeting of Shareholders and ceased to be Directors. The amounts shown above represent the value of the annualized DSUs granted in relation to fiscal 2026. Such DSUs, other than DSUs with a value equal to $108,904 for Mr. Cummings and $167,005 for Mr. McAusland, were forfeited when they left the Board.

## SHARE OWNERSHIP GUIDELINES

The Corporation requires its non-executive directors to have a minimum shareholding of ATS Common Shares (and/or DSUs) having an aggregate value of not less than five times the annual Board cash retainer (excluding committee-related retainers), based on the higher of the price at the date of purchase/grant and the current market price. Directors have a period of five years from election to the Board in which to meet the Director Ownership Guidelines. The table below shows each incumbent non-executive director's achievement against this target, based on the ATS Common Share price as of March 31, 2026.

| Name | ATS Common Shares[1] | DSUs[2] | Total # of Common Shares and DSUs | Total $ Value of ATS Common Shares and DSUs[3] | Applicable Director Ownership Guideline ($)[4] | Meets Share Ownership Target? |
|---|---|---|---|---|---|---|
| Avik Dey[5] | – | 4,509 | 4,509 | 176,798 | 556,400 | Yes |
| Joanne S. Ferstman | 5,000 | 59,761 | 64,761 | 2,539,279 | 556,400 | Yes |
| Kirsten Lange | – | 63,254 | 63,254 | 2,480,189 | 556,400 | Yes |
| Michael E. Martino | 181,975 | 71,839 | 253,814 | 9,952,047 | 1,112,800 | Yes |
| Sharon C. Pel | – | 17,931 | 17,931 | 703,075 | 556,400 | Yes |
| Daniel Pryor[6] | – | 4,509 | 4,509 | 176,798 | 556,400 | Yes |
| Philip B. Whitehead | – | 44,150 | 44,150 | 1,731,122 | 556,400 | Yes |

1 The information as to ATS Common Shares beneficially owned or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

2 Each DSU is a notional security equivalent in value to one ATS Common Share. Such DSUs will be paid out in cash following retirement of the director in accordance with the ATS DSU Plan.

3 Total dollar value is based on the market price of the ATS Common Shares, on the TSX, as of March 31, 2026.

4 An exchange rate of U.S. $1.00 = C. $1.391 was used to convert U.S. dollar Director Ownership Guidelines to Canadian dollars.

5 Avik Dey joined the board in 2025, and has five years to meet the share target requirement.

6 Daniel Pryor joined the board in 2025, and has five years to meet the share target requirement.

**INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE FISCAL YEAR**

The following table sets out the value of all ATS DSU Plan awards vested or earned by individuals who served as directors of the Corporation at any point during the year ended March 31, 2026. Mr. Wright does not participate in the ATS DSU Plan, it being available only to non-executive directors.

| Name | Option-Based Awards — Value Vested During the Year ($) | Share-Based Awards — Value Vested During the Year[1] ($) | Non-Equity Incentive Plan Compensation — Value Earned During the Year ($) |
|---|---|---|---|
| **Avik Dey** | – | 177,454 | – |
| **Joanne S. Ferstman** | – | 325,259 | – |
| **Kirsten Lange** | – | 315,020 | – |
| **Michael E. Martino[2]** | – | — | – |
| **Sharon C. Pel** | – | 318,405 | – |
| **Daniel Pryor** | – | 177,454 | – |
| **Philip B. Whitehead** | – | 243,089 | – |
| **Dave W. Cummings[3]** | – | 108,904 | – |
| **David L. McAusland[3]** | – | 167,005 | – |

1   These amounts refer to compensation earned during the fiscal year and received by way of DSUs. Compensation granted under the ATS DSU Plan is valued using the five-day average closing price of ATS Common Shares immediately preceding the date of grant. Such DSUs will be paid out in cash following retirement of the director in accordance with the ATS DSU Plan.

2   See "Compensation of Directors," starting at page 23, addressing the waiver of director fees by Michael E. Martino who is associated with Mason and the payment of advisory services fees to Mason.

3   Messers. Cummings and McAusland did not stand for re-election at the August 7, 2025 Annual Meeting of Shareholders and ceased to be Directors as of such date.

## 3. Directors' and Officers' Liability Insurance

The Corporation has purchased insurance for the benefit of the Corporation's and its subsidiaries' directors and officers against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. During fiscal 2026, the policy provided coverage to directors and officers in the aggregate of U.S. $145 million. Premiums in the amount of U.S. $2,192,913 were paid by the Corporation. In fiscal 2026, the maximum deductible under the policy was U.S. $5 million in respect of any loss by the Corporation.

The by-laws of the Corporation provide for the indemnification of directors and officers from and against any liability and costs in connection with any action or suit against them in respect of the execution of their duties of office, subject to the limitations contained in the OBCA, and the Corporation has entered into indemnification agreements with each of its directors.

# V.  Statement of Corporate Governance Practices

Corporate governance encompasses the implementation and maintenance of appropriate structures, processes and controls for the direction and control of the Corporation, providing a framework under which it can pursue its business objectives, while taking into account the interests of its stakeholders. Proper corporate governance demands that we conduct ourselves in an ethical manner and in compliance with laws and regulations. Appropriate corporate governance is a focus of ATS and its Board. Below is a description of the Corporation's approach to corporate governance.

## Board of Directors

### MANDATE

The Board is responsible for providing independent oversight of the management of the business and affairs of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair, and officers of the Corporation, as more particularly described in the mandate adopted by the Board (the "**Board Mandate**").

As set out in the Board Mandate, the Board has established five committees to assist the Board with its responsibilities: the Audit and Finance Committee; the CG&N Committee; the Human Resources Committee; the Strategic Opportunities Committee; and the Sustainability Committee.

Each of the five committees has a charter defining its responsibilities.

The Board Mandate is attached as Schedule "A" to this Circular. The following is a summary of the key responsibilities of the Board:

- oversee the management of the business and affairs of ATS;
- provide direction to senior management to pursue the best interests of the Corporation;
- oversee the strategic plan for ATS;
- with input from the Audit and Finance Committee oversee the risk management program;
- with input from the Sustainability Committee and the CG&N Committee, oversee the Corporation's approach to environmental, social and governance ("**ESG**") matters and related opportunities, risks, and strategies, including climate-related considerations;
- with input from the Audit and Finance Committee, review and approve consolidated financial statements and oversee financial controls;
- with input from the Sustainability Committee and the Audit and Finance Committee, oversee advancements in information technology and operating technology, including emerging technologies and artificial intelligence, and associated risk exposures;
- review and approve material transactions;
- with input from the Human Resources Committee, oversee human resources management and executive compensation, and review and approve equity grants; and
- with input from the CG&N Committee, oversee corporate governance activities, director nominations, and Board, committee and director evaluations.

## INDEPENDENCE

*National Instrument 58-101 — Disclosure of Corporate Governance Practices* provides that a director is "independent" if he or she has no direct or indirect material relationship with the Corporation. A material relationship is in turn defined as a relationship that could, in the view of the Board, be reasonably expected to interfere with such member's independent judgment. In addition, the Board is required to affirmatively determine the independence of any director within the meaning of similar applicable rules promulgated by the New York Stock Exchange ("**NYSE**") and the SEC.

In determining whether a particular director is independent or non-independent, the Board considers the factual circumstances of each director in the context of these definitions.

The following table describes the independence status of each current member, and each person proposed to be nominated as a member, of the Board and, where applicable, the reasons for the Board's determination that a particular director is not independent.

| Name | Not Independent | Independent | Reason for Not Independent |
|---|:---:|:---:|:---:|
| **Avik Dey** | | X | – |
| **Joanne S. Ferstman** | | X | – |
| **Kirsten Lange** | | X | – |
| **Michael E. Martino** | | X | – |
| **Sharon C. Pel** | | X | – |
| **Daniel Pryor** | | X | – |
| **Philip B. Whitehead** | | X | – |
| **William Douglas (Doug) Wright** | X | | CEO of ATS |

At the end of each regularly scheduled meeting of the Board (typically in-person meetings) and at the request of a Board member at any other Board or committee meeting, the independent members of the Board meet without management present. During the year ended March 31, 2026, nine Board meetings were held at which independent directors met in camera.

Currently, the directors listed below serve as directors or trustees on the boards of the public companies listed opposite such directors' names. No Board members sit on the same public company board.

| Director/Trustee | Public Company |
|---|---|
| **Avik Dey** | Capital Power Corporation |
| **Joanne S. Ferstman** | DREAM Unlimited Corp. and EQB Inc. |

The Board Mandate requires that the Chair of the Board be an independent Board member. The current Chair of the Board, Michael Martino, is an independent director. The Chair is responsible for, among other things, facilitating the operations and deliberations of the Board and the satisfaction of the Board's functions and responsibilities.

The Corporation had an agreement with Mason pursuant to which Mason provided ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500,000. As part of this agreement, Mr. Martino, the member of the Board who is associated with Mason, had waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board. As Mr. Martino was selected by the Board to serve as the Chair of the Board, Mason and the Corporation collectively determined that it would be appropriate to terminate, and have terminated, this agreement effective March 31, 2026. Consequently, Mr. Martino will be entitled to fees for serving as Chair of the Board and for serving on any committee of the Board commencing in fiscal 2027.

## ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct (the "**Code**") for the Corporation's directors, officers and employees that sets out the Board's expectations for the conduct of such persons in their dealings on behalf of the Corporation. The Board has established anonymous reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Code on a confidential basis free from discrimination, retaliation, or harassment. Employees who violate the Code may face disciplinary action, including dismissal.

The Code makes it the responsibility of every director, officer, and employee of the Corporation to understand the Code. Any such person who becomes aware of a violation of the Code by anyone working for the Corporation must report such knowledge as provided for in the Code, including the option of reporting through the anonymous employee whistleblower service. On a quarterly basis, the Audit and Finance Committee is provided with a report outlining issues raised through the employee hotline. The Code is accessible on our website at www.atsautomation.com and through SEDAR+ at www.sedarplus.ca.

## POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chair of the Board and the chairs of each committee of the Board. The Board has also developed a written position description for the CEO.

## DIRECTOR TENURE

It is proposed that each of the persons elected as a director at the Meeting will serve until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members. The CG&N Committee considers and assesses Board and committee composition on a regular basis, as was evidenced by the changes to the Board and committee composition in 2025, with the objective of ensuring the Board and its committees are composed of persons having the knowledge, experience, skills, and expertise necessary for effective governance of the Corporation. For a summary of director tenure (including range and average), see "Board Diversity" on page 30.

## STRATEGIC PLANNING

The Board reviews and provides input on the Corporation's strategic plan. This is achieved in part through an annual strategic planning session. The Board is provided with materials in advance and the meetings are designed to encourage extensive dialogue on various aspects of the Corporation's strategy and available alternatives. The Board, together with management, would typically re-evaluate the current strategic objectives in light of ATS's progress against that strategy, take into consideration the current external environment, and then consider and set the strategy going forward.

## RISK MANAGEMENT

The Board is responsible for overseeing the identification of material risks associated with the Corporation's business and operations and the implementation by management of systems to manage those risks. A more detailed listing of risks associated with our business can be found in our Annual Information Form, available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

The Audit and Finance Committee is responsible for monitoring the management of the Corporation's principal risks impacting financial reporting including, without limitation, technology risk exposures involving cybersecurity, artificial intelligence, system integrity, and data and privacy risks. This mandate is fulfilled, in part, through regular testing by ATS's internal audit function of internal controls and compliance with internal policies.

The Human Resources Committee is tasked with overseeing the development of compensation policies and practices that do not encourage excessive risk-taking. See "Compensation Principles and Risk Mitigation" on page 40 of this Circular for details.

## Audit and Finance Committee

The Audit and Finance Committee currently comprises three directors of the Corporation: Joanne Ferstman (Chair), Avik Dey, and Daniel Pryor, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed and all of whom are financially literate for the purposes of *National Instrument 52-110 — Audit Committees*.

**Summary of Key Responsibilities of the Audit and Finance Committee and for the purposes of applicable requirements of the SEC and the NYSE:**

- monitor the quality and integrity of the Corporation's consolidated financial statements;

- oversee the accounting and financial reporting practices of the Corporation;

- oversee the audits of the Corporation's consolidated financial statements;

- approve non-audit services to be performed by the external auditor;

- assist the Board in overseeing the Corporation's financial disclosures, disclosure controls and procedures, and internal controls over financial reporting;

- review employee whistleblower reports;

- oversee the development of financial strategies, including capital structure;

- monitor the management of the principal risks identified by management that could materially impact financial reporting;

- discuss information technology and operational technology risk exposures, including technology risk exposures involving cybersecurity, artificial intelligence, system integrity, emerging technology and data and privacy risks; and

- monitor the Corporation's compliance with the binding requirements of any stock exchanges on which the Corporation's securities are listed, the rules of applicable Canadian securities regulators, rules promulgated by the SEC, and all other applicable laws.

As part of its role in assisting the Board in overseeing internal controls over financial reporting, during fiscal 2026 the Audit and Finance Committee devoted significant attention to overseeing management's efforts in applying internal and external resources to remediate the material weaknesses described in the Corporation's fiscal 2025 MD&A. As noted in the Corporation's fiscal 2026 MD&A, the Corporation successfully remediated such previously identified material weaknesses. The material weakness described in the Corporation's fiscal 2026 MD&A primarily relates to a delay in implementing an enterprise resource planning (ERP) system in one of its international divisions and is unrelated to the previously identified material weaknesses. During the past fiscal year the Audit and Finance Committee had regular discussions with, and closely oversaw the work of, management in its assessment of the operational and financial risk of accelerating the ERP implementation. The Audit and Finance Committee concurred with management's assessment that manual controls could mitigate the weakness and consequently a thoughtful execution plan on the ERP system was more prudent than an accelerated implementation. As it did this past year, the Audit and Finance Committee will continue to devote significant attention during the current fiscal year to overseeing management's efforts in the ERP implementation and its efforts to remediate this current material weakness.

The responsibilities and operation of the Audit and Finance Committee are more fully set out in the Audit and Finance Committee charter, the text of which is included as Appendix A to the Corporation's Annual Information Form, a copy of which is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. Information regarding the policies and procedures for engagement of the Corporation's external auditors for any non-audit-related services may be found in the Annual Information Form under the heading "Audit Committee Information."

## Corporate Governance and Nominating Committee

The CG&N Committee currently comprises Sharon Pel (Chair), Joanne Ferstman, and Kirsten Lange, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed. The responsibilities, powers, and operation of the CG&N Committee are set out in the CG&N Committee charter and highlighted below. The CG&N Committee is empowered to retain and compensate external advisors.

**Summary of Key Responsibilities of the CG&N Committee:**

- manage a process for the nomination or appointment of candidates to the Board;

- develop recommendations for appointment of directors to Board committees;

- review governance activities and policies;

- manage director conflicts of interest and review related party transactions;

- oversee director orientation and continuing education; and

- oversee annual assessment of the Board, Board committees, and individual directors.

### NOMINATION OF DIRECTORS

The CG&N Committee coordinates and manages the process of recruiting, interviewing, and recommending candidates for appointment or nomination to the Board. In doing so, the CG&N Committee takes numerous considerations into account, including: a review of the Corporation's strategic and business objectives, and the implications of such objectives on the composition of the Board, and a review of the experience, competencies, skills, and other relevant characteristics of each director in view of specific observations regarding the composition of the Board, such as diversity of perspectives, tenure, and the ratio of independent to non-independent directors. The CG&N Committee reviews candidates for appointment to the Board from time to time and, if between annual meetings of shareholders a candidate is identified who would be a beneficial addition to the Board, the by-laws of the Corporation permit the Board to appoint an additional director if, after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The committee also considers and recommends for Board approval the appointment of directors to Board committees and as the chair of such committees.

## BOARD DIVERSITY

The CG&N Committee considers diverse perspectives and experience to be important criteria relative to the composition of the Board. To this end, the Board has adopted a Diversity Policy. The policy recognizes the importance of diverse perspectives and experience and that they will result in enhanced decision making and increased shareholder value. Further, the Board recognizes its obligation to promote talent development and inclusivity as part of the corporate culture. Under the policy, the CG&N Committee will periodically review the composition of the Board as a whole and recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, and expertise required for the Board as a whole. In this Policy, diversity refers to all the characteristics that make individuals unique, and diversity includes, but is not limited to traits such as, skills, business and industry experience, education, geographic and cultural background, and abilities.

For greater detail of the emphasis the Corporation places on diversity of perspectives and experience, shareholders are encouraged to review the complete ATS Board Diversity Policy, found on the Corporation's website at ATS Board Diversity Policy.

The Corporation recognizes that board diversity takes many forms, and different geographic and cultural backgrounds, skills, and experiences contribute valuable perspective to board discussions. To this end, ATS has managed board refreshment to ensure a diversity of tenures, and such tenures range from seven months to 19 years, with an average tenure of 6 years. In addition, the Board is comprised of 37.5% women and one director who self-identifies, or 12.5% who self-identify, as a member of a visible minority. The Corporation also recognizes the importance of geographic diversification, with ATS directors representing four different countries in markets where the Corporation operates.

## ORIENTATION AND CONTINUING EDUCATION

Responsibility for orientation and training programs for new directors and for continuing education for directors is assigned to the CG&N Committee, in conjunction with the Chair of the Board. The Board has adopted a Board Education Policy to establish the expectations for onboarding and ongoing education of the Board directors. It is intended to familiarize newly appointed directors with the role of the Board, its committees and directors as well as the nature and operations of the Corporation's business activities, and to ensure sitting directors (i) maintain the skills and knowledge necessary to meet, and continue to meet, their obligations as directors of the Corporation; and (ii) ensure their knowledge and understanding of the Corporation's business remains correct. Each new Board member's onboarding is facilitated through an orientation program that includes information and education sessions with other Board members and senior management, tours of ATS facilities, and an orientation package outlining their duties, responsibilities and remuneration, including material that will assist with their familiarization with the Corporation. The orientation package is comprised of, among other things, access to the Board online resource center with contents that include a governance manual with various board, committee, and company charters, mandates and policies, rules for purchasing and selling ATS Common Shares, rules regarding insider information, minutes from previous Board meetings, and recent analysts' reports.

The CG&N Committee is also responsible for standards of performance of the Board, its committees, and individual directors. To facilitate the continuing education of directors, from time to time, management and the Corporation's external advisors will update directors with respect to topics of interest. This is achieved through: (i) providing articles of interest to the Board, including updates on topics of interest in cover memos to the Board and/or committees in advance of meetings; (ii) enabling access to educational webinars relevant to the operation of the business, including in relation to industry, market, and global macroeconomic topics; and (iii) presenting and/or discussing topics of interest at Board and/or committee meetings. Directors also periodically visit and are visited by managers of certain of the Corporation's operational units and functional areas to develop and maintain the directors' understanding of the Corporation's business.

For example, during fiscal 2026: (i) there were fourteen Board meetings where there were between one and eleven management team members attending in addition to the CEO and Chief Financial Officer ("**CFO**"), and who provided reports, tours, or updates to the Board and informed/educated the Board on various topics in relation to the business including corporate and business unit strategy, mergers and acquisitions and portfolio analysis, enterprise risk management, cybersecurity, digital strategy and artificial intelligence, supply chain and tariffs, innovation and research and development, global services, sustainability and ESG matters, succession planning, investor relations, and overall business performance and capital deployment; (ii) memos prepared by management and external advisors highlighting current governance topics, including board and committee mandates and charters, executive and board role descriptions, key governance policies, sustainability and climate-related disclosures, director and officer insurance, audit and financial reporting matters, shareholder engagement and investor ownership trends, modern slavery reporting, and regulatory developments in Canada, the United States, and the European Union; and (iii) external advisors presented or provided materials to the board on the topics of audit committee best practices, internal controls over financial reporting and disclosure controls, executive compensation, succession planning, sustainability reporting and regulatory requirements, and climate-related disclosure matters. Collectively, these reports, updates, materials, and discussions provide the Board with timely and relevant information regarding the Corporation's business, strategy, risk profile, and governance matters, including in relation to cybersecurity and AI, to support the Board in exercising informed and appropriate oversight.

## ASSESSMENTS

The CG&N Committee is responsible for conducting, at least annually, an assessment of the performance of the Board, the individual directors, each committee of the Board, the chair of each committee and the Chair of the Board. The most recent Board assessment in 2026 was carried out by way of a survey that was made available to Board members. The survey addressed the Board, committees, committee chairs, and Chair of the Board and asked questions related to, among others, structure, oversight, and relationships. It also solicited input on the effectiveness of the Board as compared to other boards and suggestions for improvements to Board and committee functioning, process, mandate, and performance. The survey included an individual director self-assessment section and solicited feedback on the director's knowledge and qualifications, as well as effectiveness as a director. The results from the survey were reviewed by the CG&N Committee with the objective of identifying actions to be taken. The CG&N Committee reported on its findings at a subsequent meeting of the Board where an open discussion was had, with the goal of considering areas for improvement.

The CG&N Committee is mandated to conduct an annual review of the Corporation's principal policies and mandates as well as its corporate governance activities, including a review of best practices. For example, in fiscal 2026, ATS undertook a substantive review of (i) its key governance policies: the Code, Insider Trading Policy, Majority Voting Policy, Shareholder Engagement Policy, and Board Diversity Policy; (ii) the Board Mandate and committee charters; and (iii) the role descriptions for the Chair of the Board, the committee chairs, and the CEO, and changes were approved by the CG&N Committee and the Board.

### DIRECTOR CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

Directors are expected to avoid situations that could give rise to a conflict and are required to promptly disclose to the Board and the CG&N Committee any interest or relationship that may give rise to a conflict in connection with any matter under consideration by the Board.

Where a director has a conflict of interest regarding any matter before the Board, the conflicted director must declare their interest, recuse themselves from the portion of the meeting during which the matter is discussed, and abstain from voting on the matter. In certain cases, the Board or CG&N Committee may request that the director not receive related materials or otherwise participate in any discussions on the topic, even outside of formal Board meetings.

The CG&N Committee is responsible for reviewing and approving any transaction involving the Corporation and any "related party" as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions to, among other things, ensure that the terms and conditions of such transactions are at fair market value or at least as favourable as prevailing market terms and conditions, or fair value if fair market value references do not exist.

# Human Resources Committee

The Human Resources Committee currently comprises Michael Martino (Chair), Avik Dey, Joanne Ferstman, and Sharon Pel, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed. The responsibilities, powers and operation of the Human Resources Committee are set out in the Human Resources Committee charter and highlighted below. The Human Resources Committee is empowered to retain and compensate external advisors.

**Summary of Key Responsibilities of the Human Resources Committee:**

- oversee the recruitment of senior executives;
- oversee the setting of goals and objectives, evaluation of performance and compensation of the CEO;
- oversee compensation of other senior executives;
- review and recommend to the Board for approval annual salary increases, bonuses and long-term incentive grants for the CEO and senior executives;
- oversee succession planning for the CEO and senior executives; and
- oversee compensation principles, policies and plans.

Further information regarding the activities and recommendations of the Human Resources Committee is provided under the heading "Corporation Executives and Executive Compensation" in this Circular.

# Strategic Opportunities Committee

The Strategic Opportunities Committee currently comprises Philip Whitehead (Chair), Michael Martino, Daniel Pryor, and Doug Wright, three of the four being independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed. Additional committee members may be added to the Strategic Opportunities Committee based on the new nominees being proposed for election to the Board. The responsibilities, powers, and operation of the Strategic Opportunities Committee are set out in the Strategic Opportunities Committee charter and highlighted below. The Strategic Opportunities Committee is empowered to retain and compensate external advisors.

**Summary of Key Responsibilities of the Strategic Opportunities Committee:**

- review and provide advice to the Board with respect to potential strategic opportunities that involve acquisitions;
- work closely with and in support of management when carrying out its mandate; and
- carry out such other duties and responsibilities as may be assigned to it by the Board from time to time in connection with opportunities and proposals relating to material growth or strategic mergers, acquisitions, or divestitures.

# Sustainability Committee

The Sustainability Committee currently comprises Kirsten Lange (Chair), Sharon Pel, and Doug Wright, two of the three being independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed. The responsibilities, powers, and operation of the Sustainability Committee are set out in the Sustainability Committee charter and highlighted below. The Sustainability Committee is empowered to retain and compensate external advisors.

**Summary of the Key Responsibilities of the Sustainability Committee:**

- review the Corporation's governance and organizational structure as it pertains to environmental, social, and health and safety matters;
- oversee management's development of policies and standards relating to environmental and social responsibility and health and safety;
- provide guidance and monitor management's strategies, key performance indicators, action plans, risk management, duties, and responsibilities relating to health and safety, and environmental and social responsibility;
- review the Corporation's environmental programs, including greenhouse gas reduction goals, climate change adaptation and resiliency, progress against goals and targets, and related disclosure;
- review advancements in information technology and operating technology, including emerging technologies and artificial intelligence, as well as strategies related to its use and protectio
- oversee the Corporation's performance in relation to health, safety, environmental, and social responsibility matters; and
- oversee the Corporation's external reporting with respect to health, safety, environmental, and social responsibility matters.

The Sustainability Committee members each have unique experience, perspectives, and knowledge that support the responsibilities and activities undertaken by the Committee.

## OUR APPROACH TO SUSTAINABILITY

ATS has committed to a long-term Sustainability strategy, which includes all of our operations worldwide. The Board's oversight includes the review of ATS's key sustainability disclosures and our annual Sustainability Report. Additionally, through periodic updates, the Sustainability Committee and the Board are provided with reports from management on the progress of sustainability strategies, risks, and opportunities.

We continue to review and, in some cases, refine our approach to our sustainability strategy and targets in consideration of business and market developments and in the context of an increasingly dynamic legal and regulatory landscape. As it relates to the Environment, we continue to focus on climate change and the impact of our operations in areas such as carbon emissions and energy consumption, as well as focusing on diverting non-hazardous waste, all to advance our environmental stewardship, and to continue to reduce our impact on the environment. Under the category of Social, our people strategy incorporates several elements key to the continued development of our most important resource: people. Measures around the safety, wellness, and uniqueness and belonging of our employees will allow us to intentionally develop and enhance new strategies to develop our workforce, reduce risk of injury, and foster an environment that is inclusive and safe. We also continue our focus on social responsibility through active engagement and investment in our local communities, as well as strengthening responsible partnerships with our suppliers to foster human rights, ethics, and sustainable procurement across our supply chain – all enabling us to positively impact the communities where we live and work. Our approach to Governance reinforces our commitment to financial stability through sustainable profitability, efficiency, and innovation. Our good governance practices, reinforced through the Board's CG&N Committee, are intended to build trust with our stakeholders, ensuring proper oversight and accountability. Combined, these elements make a significant contribution to enabling ATS to meet the needs and expectations of our employees, our customers, our communities, and our shareholders.

ATS is committed to releasing an annual sustainability report and to continuously increasing the transparency and accountability of our ESG disclosures.

For additional information regarding ATS's Sustainability strategy, see the ATS Sustainability Summary Report, available on our website at **www.atsautomation.com**. This year, we initiated efforts to enhance our voluntary sustainability reporting in preparation for future regulatory reporting requirements. This included a particular focus on the Voluntary Sustainability Reporting Standard (VSME), which is a simplified framework developed by the European Financial Reporting Advisory Group (EFRAG) to report on sustainability performance, and continued to take into account the Sustainability Accountability Standards Board (SASB) Standards for Industrial Machinery and Goods for certain metrics that we report. We will continue to share our progress in our annual 2026 Sustainability Report, which you will also be able to find on our website later this year.

## DEVELOPMENT, INCLUSIVITY, AND DIVERSE PERSPECTIVES

Consistent with the Corporation's commitment to promoting development, inclusivity, and diverse perspectives and experience at the Board level, the Corporation takes the same approach across its employee workforce globally. Currently, three out of 12 (i.e., 25.0%) of the executive officer positions of the Corporation and its major subsidiaries are held by women. The Corporation does not have a target number of women executive officers. Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate. At the next level, corporate "Vice Presidents" and corporate "Directors," the Corporation has 49 positions, with 11 of them (i.e., 22.4%) held by women.

In our ongoing efforts to support development, inclusivity, and diverse perspectives and experience, we have introduced a framework for Business Resource Groups to provide our employees with the opportunity to connect with their colleagues. Our first Business Resource Group, the ATS Women's Network ("**AWN**"), was initially launched in Canada, seeking to foster a strong, inclusive community of people within ATS. The AWN has now expanded internationally into the United States and Europe, with local chapters broadening its reach and strengthening engagement across our organization.

The AWN Mentorship Program, aimed at supporting the professional development of ATS employees, continues to drive significant impact since its inception in 2021. The program is open to everyone and is intended to foster the sharing of perspectives between and among program participants. In fiscal 2026, the AWN also continued to collaborate with various educational institutions and regional conferences to connect with and inspire young women interested in the STEM fields.

# VI. Corporation Executives and Executive Compensation

## Letter to Shareholders

Dear Fellow Shareholders,

Fiscal 2026 represented a significant and successful period of transition at ATS. The Board worked closely with our management team on an orderly transition of ATS's leadership from Mr. Andrew Hider to Mr. Doug Wright as CEO, and to address leadership changes following the resignation of Mr. Ryan McLeod as CFO. Against this backdrop, ATS delivered adjusted revenue growth of 10.8% in fiscal 2026 and maintained stable profitability, with adjusted operating margins of 10.6% in the fiscal year. While Order Backlog at year-end was modestly below the prior year and Order Bookings declined, reflecting the impact of timing of demand in certain end markets, the Board remains confident in the quality and diversification of the Company's Order Backlog and the revenue visibility it provides. During the year, ATS also advanced actions related to portfolio realignment and other initiatives to support margin expansion and cash generation, maintain balance sheet discipline, and position the Company for sustained long-term value creation. The Board is encouraged by ATS's strategic direction and its positioning for renewed and sustainable growth heading into fiscal 2027.

### FISCAL 2026 COMPENSATION DECISIONS

Compensation decisions for fiscal 2026 were guided by ATS's strategic objective to be a global industry-leading automation solutions provider, while maintaining strong stewardship of the Company's financial position. The Human Resources Committee ("**HR Committee**" or "**HRC**") continued to emphasize alignment between incentive plan design, realized outcomes, and long-term shareholder value creation. Corporate Management Incentive Bonus ("**MIB**") outcomes are determined based on performance against adjusted earnings and cash generation, weighted 80% and 20%, respectively. In fiscal 2026, the Company achieved a formulaic performance score of 118% relative to a maximum score of 200%, driven primarily by strong cash performance even without taking into account the significant settlement payment received related to the previously disclosed EV customer disagreement. The pay outcome for the 2022 PSU grant, which vested in June 2025, was based on Earnings Per Share and Share Price Appreciation metrics, each weighted 50%. The grant paid out at 47% of target, largely driven by below threshold performance on Share Price Appreciation over the performance period. More broadly, the Board continues to grant annual long term incentive plan ("**LTIP**") awards to executives at target levels through a balanced mix of 50% PSUs, 25% stock options, and 25% RSUs. In the Board's view, this structure appropriately aligns executive incentives with the Corporation's strategic goals, supports executive retention, and aligns interests with the long-term shareholder experience.

### CEO TRANSITION

Mr. Wright joined ATS effective January 12, 2026, bringing extensive senior leadership experience across both private equity-owned and publicly traded industrial businesses. Throughout his career, Mr. Wright has demonstrated a track record of delivering organic growth, margin expansion, and growth through strategic, value-accretive acquisitions.

In designing Mr. Wright's compensation package, the HR Committee and Board considered his strategic, operational, and financial leadership experience, which uniquely positions him to lead the Company through its next phase of growth. Pay was also informed by the competitive market for experienced executives, and the importance of creating strong and immediate alignment with ATS's shareholders. The approved compensation package consists of two primary components:

- annual compensation aligned with the Company's existing executive compensation framework; base salary will be reviewed on an annual basis (with no requirement to change), while MIB (as a % of base salary) and LTIP (as a dollar target) are fixed over the first three years of employment; and
- long-term, performance conditioned equity awards, intended to represent multiple years' worth of equity granted upfront to create significant and immediate alignment with shareholder interests.

Mr. Wright will also receive a cash payment in recognition of compensation forfeited upon departure from his previous employer, payable following one year of employment.

The HR Committee is confident this structure provides a competitive compensation opportunity that will drive significant alignment with sustained shareholder value creation. Further details on Mr. Wright's compensation package have been provided under the "Leadership Transition" section of this Circular.

During the transition between Mr. Hider's resignation and Mr. Wright's appointment, Mr. Ryan McLeod, Ms. Anne Cybulski, Mr. Gordon Raman, and Ms. Angella Alexander assumed interim or expanded roles to support continuity and organizational effectiveness. Details regarding their roles and compensation during this transition period are provided in the "Leadership Transition" section of this Circular. The Board acknowledges and appreciates these individuals for their additional service and commitment to ATS during this period.

### LOOKING FORWARD TO FISCAL 2027

As ATS considers its strategic priorities under Mr. Wright's leadership, the HR Committee is committed to ensuring that the Company's human capital strategy continues to be aligned with evolving Company direction. Specifically, in Fiscal 2027, the HR Committee and leadership team will undertake a comprehensive review of the MIB and LTI (as detailed below) programs design to ensure continued alignment with ATS's strategic priorities and long-term shareholder value creation.

As a first step for this review, the HRC approved a new executive compensation peer group. The revised peer group is outlined in the "Compensation Peer Group" section below. Consistent with the Company's compensation philosophy, the refreshed peer group positions ATS closer to the median across key sizing metrics and supports balanced executive compensation decision-making.

On behalf of the Board, the Human Resources Committee, and our management team, we thank our shareholders for their continued support and engagement.

Sincerely,

Michael Martino

# 1. Executive Compensation Overview

## Named Executive Officers

For fiscal 2026, our Named Executive Officers, referred to as NEOs, were:

| Name | Title |
| --- | --- |
| **William Douglas (Doug) Wright** | Chief Executive Officer |
| **Anne Cybulski** | Interim Chief Financial Officer |
| **Miroslav Kafedzhiev** | President, ATS Industrial Automation |
| **Gordon Raman** | Chief Legal Officer |
| **Sarah Moore** | Group Executive, Life Sciences |
| **Andrew Hider[1]** | Former Chief Executive Officer |
| **Ryan McLeod[2]** | Former Chief Financial Officer |

1   Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.
2   Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

# CEO Transition & Compensation

## DOUG WRIGHT APPOINTMENT & COMPENSATION

Mr. Andrew Hider resigned from the Company effective August 7, 2025. Following a comprehensive search led by the HR Committee and Board, Mr. Doug Wright was appointed to the position of CEO effective January 12, 2026.

In designing Mr. Wright's compensation package, the HR Committee considered the following factors:

- The HR Committee and Board's conviction that Mr. Wright's strategic, operational, and financial leadership experience uniquely positioned him to lead the Company through its next phase of growth.
- The competitive market for experienced executives capable of leading ATS in achieving its strategic objectives over the short- and long-term.
- The importance of creating strong and immediate alignment with ATS's shareholders while maintaining appropriate alignment with the broader executive team and compensation structure.
- Focus on incentivizing performance both within the Company's current business environment, and its longer-term strategic direction.
- Within reasonable parameters, the recognition of compensation forfeited from his previous employer.

As outlined previously in this Circular, the HR Committee approved a compensation package which provided a compelling opportunity for Mr. Wright to assume the leadership position at ATS, and create immediate alignment with shareholder interests. This package consists of two primary components: (i) normal-course annual compensation and ii) long-term, performance-conditioned equity awards, intended to create alignment with shareholders, and, in part, to recognize compensation forfeited at the previous employer. Mr. Wright will also receive a one-time cash award, payable after one year of employment, intended similarly to serve a make-whole purpose. Reflecting a focus on long-term value creation and shareholder alignment, approximately 96% of the total compensation awarded on hire is at-risk and subject to multi-year performance conditions. Details on these arrangements are outlined below. All figures are expressed in USD, unless otherwise stated.

### Normal Course Compensation

In line with ATS's existing executive compensation framework, Mr. Wright is entitled to receive target direct compensation of $7.2M in each of the first three years of his employment, through the following:

| Component | Quantum (USD)[1] | Details |
|---|---|---|
| Base Salary | $ 1.0M | |
| Target MIB | $ 1.2M | 120% of base salary |
| Target LTI | $ 5.0M | 500% of base salary |
| **Target Total Direct Compensation** | **$ 7.2M** | |

1   As Mr. Wright was appointed to the CEO role prior to the start of FY2027, he will receive a pro-rated portion of his $1.2M MIB, paid at target, and received a pro-rated portion of the normal-course $2.5M RSU grant and $2.5M PSU grant, each granted following the Company's blackout period ending after his effective start date. The actual amounts of these pro-rata awards are outlined in the respective MIB and LTIP sections below.

Given the significant quantum of long-term equity awards Mr. Wright received upon hire, and the deferred cash award received in recognition of compensation forfeited at his previous employer (as outlined below), the Board has agreed to review his salary annually during the first three years of employment, with no commitment to an adjustment (with the Company's fiscal year ending March 31, 2027 being considered the first year of employment). The amounts of target MIB, expressed as a percentage of base salary, and target LTI, set at $5.0M, to be granted are both fixed for the first three years of employment, with performance criteria to be set at the time of grant concurrently with the grants for other executives.

Additionally, given the initial grant of performance stock options (as outlined below), Mr. Wright's annual LTI will be granted through 50% PSUs and 50% RSUs for the first three years of employment. The HR Committee intends to review the LTI mix in his fourth year of employment to ensure that future grants continue to align with the Company's broader compensation philosophy and shareholder expectations.

In early fiscal 2027, the HR Committee reviewed CEO compensation against a revised compensation peer group (the "2027 Comparator Group," as detailed in the "Compensation Peer Group" section below). The HR Committee notes that preliminary benchmarking indicates Mr. Wright's annual target direct compensation of US$7.2 million is aligned with the median of the 2027 Comparator Group compensation, which is consistent with the Corporation's compensation philosophy.

## Long-Term, Performance-Conditioned Equity Awards

Mr. Wright received the following long-term and performance conditioned awards upon joining the company:

| Component | Purpose | Vesting Conditions | Quantum (USD) |
|---|---|---|---|
| Performance Stock Options ("**PSOs**") | Granted to create significant upside leverage, motivate share price growth, and create alignment to shareholders.<br><br>Intended to represent approximately three years of stock option grants under the normal-course LTIP structure, delivered on a front-loaded basis to create enhanced upside potential. | Granted to create significant upside leverage, motivate share price growth, and create alignment to shareholders.<br><br>Ratable time-based vesting over four years, starting at the end of fiscal 2028.<br><br>Three tranches of performance-based vesting based on share price hurdles. Each hurdle is deemed to be achieved if the 20-day VWAP of the ATS Common Shares at any time prior to the day after the end of the applicable earnings blackout period in respect of the Company's fiscal 2031 year end is equal or greater than the applicable hurdle noted below:<br>1/3 vests at US$40.50<br>1/3 vests at US$54.00<br>1/3 vests at US$81.00 | Grant of 700,000 Performance Stock Options — Grant date value of approximately $ 7.1M |
| Minimum Share Price RSUs ("**MSPC PSUs**") | Granted and structured to acknowledge economic value forfeited from Mr. Wright's previous employer. | Three-year cliff vest, subject to the share price at vesting being equal to or higher than that at the time of grant. | Grant date value of approximately $ 5.1M |

## Make-Whole Cash Award

Mr. Wright additionally received the following deferred cash award:

| Component | Purpose | Vesting Conditions | Quantum (USD) |
|---|---|---|---|
| Deferred Cash | Granted and structured to acknowledge economic value forfeited from Mr. Wright's previous employer. | Payable at the start of fiscal 2028 so long as Mr. Wright is employed in good standing at that time. | $ 5.0M |

## INTERIM ROLES & RETENTION DURING CEO TRANSITION

Mr. McLeod served as Interim CEO from July 3, 2025 to January 12, 2026, while the Board conducted a formal CEO search. Ms. Cybulski stepped into the interim CFO role, while Mr. Raman and Ms. Alexander each assumed expanded roles and responsibilities to support continuity and organizational effectiveness.

In recognition of these additional responsibilities, each individual received a monthly stipend during the transition period, with Mr. McLeod receiving an aggregate stipend of $309,600, Ms. Cybulski receiving an aggregate stipend of $110,800 and each of Mr. Raman and Ms. Alexander receiving an aggregate stipend of $108,400. Following the successful completion of the transition and in recognition of their strong performance, the Committee approved a one-time RSU award for each of Ms. Cybulski, Mr. Raman, and Ms. Alexander in the amount of $110,000 each. Mr. McLeod was not eligible for such an award, given his resignation, as outlined below.

In addition to the individuals noted above, as part of the CEO transition, the Board and the HR Committee approved cash-based retention awards for a select group of executives to reinforce leadership continuity during this period of change. These awards are subject to continued employment with the Corporation through calendar year 2026, and are payable in January 2027.

## CFO Transition

Mr. McLeod resigned as CFO, effective February 15, 2026. Ms. Anne Cybulski has assumed the role of interim CFO in his place, and the Board and executive team are in the process of a formal search for a permanent CFO. Consistent with the approach taken for interim appointments during the CEO transition, Ms. Cybulski is receiving an annualized stipend of $150,000 in recognition of her role, as further disclosed in the "Base Salary" section of this Circular.

## Compensation Philosophy

Our growth aspirations, together with the highly technical nature of our business and its attendant complexities, demand a highly skilled workforce and a dynamic senior management team with a broad skill set. It is in this context that ATS seeks to attract and inspire exceptional executive talent. The objectives of the ATS executive compensation program are as follows:

1. Compensation is to be used as a tool to attract, retain, and motivate quality executives.
2. The compensation program should align the interests of executives with those of the Corporation's shareholders through application of pay for performance and the rewarding of actions that are in the best interest of the whole.
3. The compensation program should encourage appropriate risk-taking, with a focus on long-term outcomes.

Accordingly, our compensation program is structured based on the following elements:

- A significant portion of total compensation is "at-risk" and linked to corporate and individual performance in the context of our strategic plan;
- Our incentive program fosters direct alignment between executives and shareholders; and
- We generally target our executives' overall compensation at the median of market.

## Annual Compensation Process


Establish target compensation
Set target pay mix and at-risk pay
Establish performance objectives
Link pay and performance and "stress-test"
Determine performance-based rewards
Back-test compensation

## Compensation Peer Group

On an annual basis, the HR Committee reviews and aligns on a compensation peer group for the purposes of determining how our CEO is compensated in relation to relative markets. The compensation peer group outlined below (the "**Existing Comparator Group**") was approved by the HR Committee in April 2024.

**Existing Comparator Group**

| | |
|---|---|
| Belden Inc. | Novanta Inc. |
| Crane Company | PTC Inc. |
| Enovis Corporation | SPX Technologies, Inc. |
| Flowserve Corporation | Watts Water Technologies, Inc. |
| Fortive Corporation | Woodward, Inc. |
| JBT Marel Corporation | Zurn Elkay Water Solutions Corporation |
| MKS Instruments, Inc. | |

In late fiscal 2026, the HR Committee undertook a review of the Corporation's compensation peer group. The resulting revised peer group (the "**2027 Comparator Group**") is intended to position ATS closer to the median of peers across various size metrics. The 2027 Comparator Group will be used throughout the upcoming fiscal year as a reference point to inform a market review of CEO base salary (given the remainder of the CEO's annual compensation is fixed for the first three years of employment), to support discussions on compensation as the Company progresses its search for a permanent CFO, and as a reference point for a review of our executive incentive program. The 2027 Comparator Group was identified based on the following factors:

| Criteria | Description |
| --- | --- |
| **Industry** | Companies categorized in the following S&P Global Industry Classification Standard sectors: industrial machinery, auto parts and equipment, electronic equipment and instruments, and semiconductor equipment |
| **Size** | Market capitalization, enterprise value, revenue, and EBIT generally in the range of one half to two times that of the Corporation |
| **Scope of Business** | Global Operations |

**2027 Comparator Group**

| | |
| --- | --- |
| Albany International Corp. | JBT Marel Corporation |
| Alamo Group Inc. | Kadant Inc |
| Belden Inc. | Mirion Technologies, Inc. |
| Enerpac Tool Group Corp. | Novanta Inc. |
| Enovis Corporation | Ralliant Corporation |
| Enpro Inc. | The Middleby Corporation |
| ESCO Technologies Inc. | Visteon Corporation |
| Helios Technologies Inc. | |

Both the Existing Comparator Group and the 2027 Comparator Group are exclusively U.S.-based. While Canadian companies were considered as part of the peer group screening and review process, given ATS's global footprint, dual listing, and the number of U.S.-based executives and the competition for U.S. talent, a U.S.-centric peer group is considered an appropriate benchmark for assessing executive compensation.

The table below provides revenue and total asset data for the 2027 Comparator Group, as well as ATS's percentile ranking among the comparator group.

| 2027 Comparator Group Data[1] | Revenue ($ millions)[2] | Market Capitalization ($ millions)[3] |
| --- | --- | --- |
| **25th percentile** | $ 1,415 | $ 2,886 |
| **50th percentile** | $ 1,736 | $ 5,863 |
| **75th percentile** | $ 3,501 | $ 6,937 |
| **ATS percentile rank[4]** | 64% | 38% |

1   Conversion to Canadian dollars: U.S. $1.00 = C $1.391.

2   Most recently reported annual revenue as of March 31, 2026

3   Market capitalization as at March 31, 2026

4   Based on ATS fiscal 2026 revenues and market capitalization as at March 31, 2026.

# Human Resources Committee Governance

## COMMITTEE MEMBERSHIP AND EXPERIENCE

The Human Resources Committee is made up exclusively of independent directors and includes Michael Martino (Chair), Joanne Ferstman, Sharon Pel, and Avik Dey.

| Name | Experience |
|---|---|
| **Michael Martino (Chair)** | Mr. Martino was previously on the board of Spar Aerospace and served on its compensation committee. Mr. Martino has an MBA from New York University and has been a financial analyst following company proxy disclosures since 1994. |
| **Joanne Ferstman** | Ms. Ferstman was responsible for many aspects of executive compensation during her career, including as CFO of a public company, and she has been a member of or chaired many public company HR committees with complex issues. |
| **Sharon Pel** | Ms. Pel has extensive experience as a corporate director. She has in-depth governance experience having served on the governance committee of a public company and has experience in governance and compensation matters through her role as SVP and Head of Legal and Business Affairs at the TMX Group. In addition, Ms. Pel has served on a human resources committee on another board and has experience in oversight, and development, of compensation related matters. |
| **Avik Dey** | Mr. Dey is a seasoned executive and is currently the Chief Executive Officer, and a director, of a public company. Through these roles he has had extensive exposure to compensation-related matters. |

## COMMITTEE MANDATE

The HRC has primary responsibility for executive compensation, including setting compensation levels, ensuring plan design aligns with corporate objectives and shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts. The HRC also oversees the assessment and mitigation of major risks relating to executive management, human resources, and succession.

Our annual compensation review process involves management, the HRC, and external advisors, as needed, with ultimate decision making resting with the Board. Our annual compensation review process follows these key steps:

| Step | Description |
|---|---|
| **1 Establish** | Establish performance metrics and objectives: Prior to the start of the fiscal year, management will recommend to the HRC for review and recommendation to the Board:<br>• Short-term incentive plan (i.e., bonus and also referred to as MIB) structure and financial targets for the fiscal year<br>• CEO objectives for the year<br>• PSU scorecard metrics for the applicable 3-year performance period |
| **2 Review** | Review market competitiveness of compensation program and governance practices: As required during the fiscal year and with the support of management and independent advisors, the HRC:<br>• Develops and recommends for Board approval an executive compensation peer group used to assess the ongoing competitiveness of ATS's executive pay programs<br>• Conducts market competitiveness reviews of total compensation<br>• Reviews compensation program design and governance practices, taking into consideration stakeholder feedback |
| **3 Recommend** | Recommend to the Board: Based on its review, including input from management and advisors, the HRC approves and makes recommendations to the Board for approval:<br>• Compensation plan design and governance changes<br>• Changes to annual target compensation, pay mix and LTIP mix or other components of ATS's compensation program |
| **4 Approve** | Approve compensation: The CEO makes recommendations to the HRC on each component of compensation for direct reports, taking into account each individual's scope of role, experience, performance and market data. With input from independent advisors, the HRC recommends to the Board the CEO and officer compensation decisions, including salary, MIB outcomes and LTIP award |
| **5 Monitor & Assess** | Monitor and assess corporate performance: On a regular basis, management provides the HRC with an update of corporate performance to discuss and align on progression of annual objectives and expectations. Following the end of each fiscal year, management analyzes business performance achievement and PSU metric achievement against approved targets and presents to the HRC for review and recommendation to the Board for approval. In its review, the HRC:<br>• Reviews management's analysis, considers market context and both internal and external factors<br>• Consults with its independent advisors<br>• Approves and recommends for Board approval the STIP and PSU achievement |
| **6 Finalize** | The HRC presents its recommendations to the Board for approval. Final approval rests with the Board, and the Board may apply informed judgment to make discretionary adjustments where deemed appropriate to finalize compensation outcomes |

A summary of the key responsibilities of the HRC are set out above under the heading "*Statement of Corporate Governance Practices — Human Resources Committee*" on page 31.

## EXTERNAL CONSULTANTS AND ADVISORS

The HRC has the ability to retain the services of external compensation consultants to provide information, analysis and recommendations on market conditions and competitive pay practices.

Hugessen Consulting was initially retained in November 2019 following a formal request for proposals by the HRC. Hugessen Consulting was retained as the independent executive compensation advisor with a primary mandate to advise the HRC on director and executive compensation and incentive plan design. The nature and scope of services provided by Hugessen Consulting to the HR Committee in fiscal 2026 included:

- advice regarding pay comparator group and NEO compensation levels;
- information regarding compensation and related governance trends; and
- reviewing and providing advice to the HRC regarding management-prepared materials and recommendations.

Mercer (Canada) Limited ("**Mercer**") provided services related to benchmarking compensation. Mercer was originally retained in 2011.

Towers Watson Canada Inc. (Willis Towers Watson) ("**WTW**") provided services related to benchmarking compensation. WTW was originally retained in 2026.

Fees paid to Hugessen Consulting and Mercer during fiscal 2026 and 2025 were as follows:

|  | 2026 | 2025 |
|---|---|---|
| **Hugessen — Executive compensation-related fees** | $ 306,441[1] | $ 99,463 |
| **Mercer — Executive compensation-related fees** | $ 67,499 | $ 38,145 |
| **Mercer — All other fees** | $ 300,725 | $ 263,694 |
| **WTW** | $ 68,213 | $ 0 |
| **Total** | $ 742,878 | $ 401,302 |

1 *Hugessen devoted substantial time related to CEO recruitment and compensation matters as well as senior executive retention matters during fiscal 2026.*

HRC approval is not required to approve non-compensation-related services provided to management by external advisors. Such services provided by Mercer included general human resource market data surveys, job architecture planning, and benefit plan benchmarking.

## COMPENSATION PRINCIPLES AND RISK MITIGATION

Our executive compensation programs reflect the following principles, which the HRC believes are in the best interests of shareholders and align with good corporate governance practices:

| What we do | What we don't do |
|---|---|
| ✓ Maintain a pay mix that emphasizes at-risk and performance-based compensation elements | ✗ Repricing of outstanding option awards |
| ✓ Retain independent compensation experts, who report directly to the HRC | ✗ Provide tax gross-ups for salary or bonus compensation |
| ✓ Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas of operation | ✗ Provide financial assistance to executives for any purpose |
| ✓ Measure performance and align compensation outcomes with achievement of corporate goals over short- and long-term horizons | ✗ Change performance metrics or payout curves for long-term awards that have been granted |
| ✓ Use multiple metrics to evaluate performance to determine PSU payouts | |
| ✓ Align CEO interests with shareholders' interests through CEO share ownership guidelines | |
| ✓ Mitigate risk by having anti-hedging and incentive claw-back arrangements | |
| ✓ Double-trigger change of control provision in CEO employment contract | |
| ✓ Provide for an annual "say on pay" vote | |

## EXECUTIVE INCENTIVE CLAW-BACK ARRANGEMENT

The Board has adopted a claw-back policy, to which the CEO and senior executives are subject, in accordance with Rule 10D-1 under the U.S. Securities Exchange Act of 1934 which aligns the interests of management and shareholders. Highlights of the claw-back policy are as follows:

| Element | Policy |
| --- | --- |
| Element of Compensation | MIB, PSU, and any incentive compensation based on the attainment of a financial reporting measure |
| Eligible Employees | CEO<br>Senior Executives |
| Triggering Events | Restatement of financial results or misconduct |
| Claw-back Amount | The amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restatement |

## EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

To align CEO, CFO, and shareholder interests, the Board has established minimum share ownership requirements as follows:

| Element | Policy |
| --- | --- |
| Ownership Requirement | Five x CEO base salary; two x CFO base salary[1] |
| Securities Counted Towards Requirement | Common Shares |
| Time frame to Meet Requirement | Five years from appointment |
| Additional Requirements | In the case of the CEO, if the CEO terminates employment for other than good reason, or the Company terminates employment for cause, then for a period of two years following the termination the CEO must retain shares held at termination for a period of two years and may only dispose of shares held at termination that are in excess of the minimum ownership requirement referenced above. |

1  This represents the previous share ownership requirements for the former CFO and is expected to be the share ownership requirements for the next permanent CFO.

The Corporation adopted an "Executive Share Ownership Policy" in 2023 for senior executives, that mandates those executives (which include the five NEOs other than the CEO and CFO) to acquire and hold ATS Common Shares having a value equal to one times their annual base salary. Executives have five years from the later of the adoption of the Executive Share Ownership Policy and their appointment to a position governed by such policy, to satisfy the requirement. Some executives have also committed to similar share ownership requirements in their employment agreements.

## ANTI-HEDGING POLICY

The Corporation has adopted a policy prohibiting executives and directors from purchasing financial instruments, including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of ATS Common Shares or other securities of the Corporation held, directly or indirectly, by executives and directors as part of their personal holdings. The policy does not apply to indirect holdings that an executive officer or director may have through an institutional investor.

# Summary of Compensation Program

The following table summarizes the compensation components offered to executives and illustrates the "at-risk" and "not-at-risk" components. Further description of each component follows this summary.

| | Not-At-Risk Compensation | | At-Risk Compensation | |
| --- | --- | --- | --- | --- |
| | **Base Salary** | **Other Compensation** | **Management Incentive Bonus** | **Long-Term Incentive Plan** |
| **Description** | Fixed cash compensation for the services provided by the executive officer | Health and insurance, Savings plan, car allowance, other | Lump sum cash payment provided for annual performance | CEO: 50% PSUs and 50% RSUs[1]<br><br>Non-CEO Executives: 50% PSUs, 25% RSUs and 25% stock options |
| **Purpose** | Provide competitive level of fixed compensation | Assist in overall health and financial well-being of executives and their families | Recognize and reward individual and business performance annually | Drive mid- and long-term corporate performance; create shareholder alignment |
| **Determination** | Peer market data, performance, experience and scope of role | Market competitiveness | Individual and business performance outcomes range from 0% - 200% of target | LTIP award typically granted annually at target |
| **Performance Link** | Salary commensurate with executive background, role and performance | Not performance-based | Individual performance based on achievement of individual objectives set in accordance with strategic plan<br><br>Business performance based on objectives approved by the Board | RSUs: payouts linked directly to share price<br><br>PSUs: payout amounts range from 0% - 200% of grant amount subject to achievement of performance measures<br><br>Stock options: payouts linked directly to increase in share price following date of grant |
| **Performance Period** | N/A | N/A | One year | RSUs/PSUs: three years Stock options: four years |
| **Time of Payout** | Bi-weekly or regular payroll dates as applicable | Bi-weekly or regular payroll dates as applicable | Annually | RSUs/PSUs: vest approximately on third anniversary of grant date<br><br>Stock options: vest equally over four years following grant date |

1 Based on the structure of his sign-on compensation package, Mr. Wright's annual LTI grants through the first three years of employment will be granted through 50% PSUs and 50% RSUs. This mix will be revisited following his third year of employment. The vesting period, performance measures, performance framework, and settlement approach align with that for other executives, as outlined above. In addition to this grant, Mr. Wright received a grant of Minimum Share Price RSUs, and a grant of Performance Stock Options in fiscal 2026. Please see the "CEO Transition & Compensation" section above for further detail on the vesting conditions of such awards.

# 2. Components of ATS's Executive Compensation Program

## 2026 Target Total Compensation Mix

ATS's compensation philosophy emphasizes strong alignment with the shareholder experience, largely through placing a significant portion of the target compensation mix on at-risk pay, which incorporates both STIP and LTIP awards. In fiscal 2026, on average, 65% of our non-CEO executive compensation was at-risk. For Mr. Wright, 86% of his annual, normal course target compensation for fiscal 2027 is at-risk, increasing to 96% when considering his total compensation package upon appointment (as described in the "CEO Transition & Compensation" section above).

**Chief Executive Officer**
(Fiscal 2027 Annual Target)

**Other NEOs**


14%
17%
69%
LTIP
STIP
SALARY
35%
42%
23%

| Name | Position | Base Salary (% of Total Comp) | STIP Target Award (% of Total Comp) | LTIP Target Grant (% of Total Comp) |
|---|---|---|---|---|
| **William Douglas (Doug) Wright** | CEO | 14% | 17% | 69% |
| **Anne Cybulski** | Interim CFO | 32% | 24% | 44% |
| **Miroslav Kafedzhiev** | President, ATS Industrial Automation | 40% | 20% | 40% |
| **Gordon Raman** | Chief Legal Officer | 36% | 27% | 37% |
| **Sarah Moore** | Group Executive, Life Sciences | 32% | 20% | 48% |
| **Andrew Hider**[1] | Former Chief Executive Officer | 12% | 15% | 73% |
| **Ryan McLeod**[2] | Former Chief Financial Officer | 23% | 20% | 57% |

1 *Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.*

2 *Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.*

## Base Salary

Base salaries provide employees and executive officers with a competitive level of fixed cash compensation. The base salary of each executive officer compensates them for performing day-to-day responsibilities and reflects the complexity of their role and their industry experience.

Base salaries at March 31, 2026 and March 31, 2025 for our NEOs were therefore as follows:

| Name | Position | 2026 | 2025 | % Change |
|---|---|---|---|---|
| **William Douglas (Doug) Wright** | CEO | USD $1,000,000 | N/A | N/A |
| **Anne Cybulski**[1] | Interim CFO | CAD $350,000 | CAD $270,000 | 85% |
| **Miroslav Kafedzhiev** | President, ATS Industrial Automation | USD $431,600 | USD $415,000 | 4% |
| **Gordon Raman**[2] | Chief Legal Officer | CAD $494,000 | CAD $475,000 | 4% |
| **Sarah Moore** | Group Executive, Life Sciences | USD $555,000 | N/A | N/A |
| **Andrew Hider**[3] | Former CEO | N/A | USD $1,000,000 | N/A |
| **Ryan McLeod**[4] | Former CFO | N/A | CAD $567,324 | N/A |

1 *Ms. Cybulski's reported base salary does not include a CAD $110,800 stipend for her interim role during the CEO and CFO transition.*

2 *Mr. Raman's reported base salary does not include the CAD $108,400 stipend received for the expanded role and responsibilities during the CEO transition.*

3 *Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.*

4 *Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.*

## Management Incentive Bonus

Executives participate in the Management Incentive Bonus plan, which rewards individual and business performance over the fiscal year. The value of the MIB is calculated as follows:


Salary
Target MIB (% of Salary)
Business Performance Factor Weight
Business Performance Factor
Individual Performance Factor Weight
Individual Performance Factor
MIB Payout

Bonus Target amounts are expressed as a percentage of base salary with individual performance factor and business performance factor weightings applied according to the executive's level in the organization. More senior executives have greater potential to impact business outcomes and have a higher proportion of their bonus weighted to corporate results.

| Name | Position | Target as % of Salary | Business Performance Factor Weighting | Individual Performance Factor Weighting |
|---|---|---|---|---|
| **William Douglas (Doug) Wright** | CEO | 120% | 80% | 20% |
| **Anne Cybulski[1]** | Interim CFO | 50% | 80% | 20% |
| **Miroslav Kafedzhiev** | President, ATS Industrial Automation | 50% | 80% | 20% |
| **Gordon Raman** | Chief Legal Officer | 75% | 80% | 20% |
| **Sarah Moore** | Group Executive, Life Sciences | 60% | 80% | 20% |
| **Andrew Hider[2]** | Former CEO | —% | —% | —% |
| **Ryan McLeod[3]** | Former CFO | —% | —% | —% |

1   *Ms.Cybulski's MIB target as a percentage of salary (including annualized stipend) for fiscal 2026 is 75% on account of her interim role.*

2   *Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.*

3   *Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.*

Business performance factors range from 0 - 200% of target, individual performance factors range from 0% - 275% of target, and the total MIB payout is capped at 200% of target.

Certain executives may also have a portion of their business performance factor linked to the business unit performance as opposed to consolidated performance by including measures such as earnings from operations, cash generation and Order Bookings at the business unit level.

## ATS FISCAL 2026 BUSINESS PERFORMANCE FACTOR

The business performance factor of the MIB is designed to evaluate annual corporate performance against the achievement of goals aligned with the execution of ATS's strategic plan. Each measure has a threshold, target and maximum identified at the beginning of the annual performance period. Achievement must be above threshold to result in a payout for each performance metric.

Each year, ATS approves metrics for the business performance factor by which it evaluates and measures its performance in key aspects of the Corporation's business. Performance is monitored throughout the year and, at year-end, the HR Committee assesses the Corporation's performance against each performance objective and considers all relevant factors. The HR Committee retains discretion to ensure overall results are fair; however, they use this discretion cautiously, and where practical, use metrics that are objective, measurable and transparent to minimize the need for discretion.

In setting the threshold, target, and maximum levels of performance for each business performance factor metric in fiscal 2026, the HRC continued to focus on ensuring the short-term incentive program appropriately aligns management's execution on annual goals with realized pay outcomes. Specifically, the stretch goal was set 25% above target. In setting difficult stretch goals, the HR Committee looked to ensure management was properly compensated for achieving industry leading performance and similar alignment for underperformance.

In addition to the business performance factor metrics, the Human Resources Committee also reviewed other aspects of performance in fiscal 2026.

•  Fiscal 2026 revenues increased 17.4% year-over-year;

•  Fiscal 2026 net income increased 356.1% compared to fiscal 2025;

•  Fiscal 2026 adjusted earnings from operations[1] increased 11.3% year-over-year;

•  Fiscal 2026 Order Bookings[1] of $2,952 million and strong Order Backlog[1] provided good revenue visibility;

•  Fiscal 2026 adjusted EBITDA[1] has increased 12.0% year-over-year; and

•  Fiscal 2026 basic earnings per share has increased by 351.7% year-over-year, while adjusted basic earnings per share[1] has increased by 15.0% year-over-year

•  Fiscal 2026 cash generation of $59.1 million, an increase of 6.1% year-over-year

1   *Non-IFRS measure: see "Non-IFRS and Other Financial Measures" in the Corporation's fiscal 2026 Management's Discussion and Analysis dated May 28, 2026 which is incorporated by reference herein and is available on the Corporation's profiles on SEDAR+ at www.sedarplus.ca and on the SEC EDGAR website at www.sec.gov.*

In fiscal 2026, ATS's unweighted actual performance on adjusted earnings from operations resulted in a score just below target (98%), while the cash metric surpassed maximum performance (397%). Cash generation performance included a significant payment received in Q1 resulting from the EV customer disagreement settlement. However, even without taking into account this payment, strong in-year cash would have resulted in an above-maximum score. Adjusted earnings from operations and cash generation are weighted at 80% and 20%, respectively, resulting in weighted achievements of 78% and 40% (as performance is capped at a 200% factor), and an overall business performance factor of 118% of target. MIB metrics for Mr. Kafedzhiev and Ms. Moore include additional metrics at the sub-consolidated level. The table below outlines actual business performance factor achievement on each metric at the consolidated level:

| Performance Metric | Threshold (50% payout level) | Target (100% payout level) | Maximum (200% payout level) | Actual Achievement (% of Target) | Calculated Payout (% of Target) | Weight | Contribution |
|---|---|---|---|---|---|---|---|
| **Adjusted Earnings from Operations** | -25% of Target | Target | +25% of Target | 99% | 97% | 80% | 78% |
| **Cash** | -25% of Target | Target | +25% of Target | 397% | 200% | 20% | 40% |
| | | | | | | Total | 118% |

1  Values have been rounded for presentation purposes.

2  The cash metric is a measurement of actual cash generated from operations as against planned cash generation, with actual cash generated being adjusted for cash generated from/used by acquired companies that was not in the plan.

## INDIVIDUAL NEO PERFORMANCE

Early in fiscal 2026, each executive officer developed key strategic personal deliverables in support of ATS's 2026 corporate objectives. In early fiscal 2027, the CEO met with each of the Corporation's executive officers as part of an annual review process to discuss and evaluate their individual 2026 performance and achievements. Given the CEO transition in fiscal 2026, the CEO's assessment of executive officers' individual performance was supplemented with input from individuals who took on interim roles or expanded responsibilities during the transition period (i.e., Messrs. McLeod and Raman, and Ms. Alexander), as well as input from the Board. Following this review, the quantum of recommended cash bonus awards were reviewed by the HRC and advanced to the Board for approval.

In accordance with his employment agreement, Mr. Wright received an individual performance factor of 100% (target) for the pro-rata STIP award relating to the portion of fiscal 2026 during which he served as an executive.

The table below outlines the calculation of each NEO's fiscal 2026 MIB payout.

| Name | Weighted (80%) Business Performance Factor[1] | Weighted (20%) Individual Performance Factor[1] | Total MIB Factor | Target MIB | Actual MIB Payout[1] |
|---|---|---|---|---|---|
| **William Douglas (Doug) Wright[2,3]** | 80% | 20% | 100% | $1,669,200 | $ 413,400 |
| **Anne Cybulski** | 94% | 34% | 128% | $ 375,000 | $ 481,500 |
| **Miroslav Kafedzhiev[3]** | 58% | 33% | 91% | $ 300,200 | $ 272,000 |
| **Gordon Raman** | 94% | 34% | 128% | $ 370,500 | $ 472,800 |
| **Sarah Moore[3]** | 79% | 33% | 113% | $ 463,200 | $ 521,600 |
| **Andrew Hider[4]** | N/A | N/A | N/A | N/A | N/A |
| **Ryan McLeod[5]** | N/A | N/A | N/A | N/A | N/A |

1  Figures are rounded; recalculation of MIB payout amounts may differ immaterially from Actual MIB Payout amounts shown.

2  Actual MIB payout is pro-rata relating to the portion of fiscal 2026 during which Mr. Wright served as an executive.

3  The amounts for: Target MIB and Actual MIB Payout were converted to Canadian dollars using an exchange rate of U.S. $1.00 = C. $1.391

4  Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

5  Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

# Long-Term Incentive Compensation

The HRC believes long-term incentives ("**LTI**") should form a significant portion of our NEOs' overall compensation in order to create strong alignment between compensation, corporate performance, and shareholder returns. Our long-term equity incentives are designed to achieve the following objectives:

- Reward the achievement of long-term business objectives that benefit our shareholders;
- Align the interests of our executives with those of shareholders; and
- Retain a successful and proven management team.

Annual LTI awards are aligned with competitive pay levels, including those within ATS's comparator group, generally target median positioning, yet reflect a range of factors including experience in the role, individual and corporate performance, retention and other specific circumstances at the date of grant, and the target amounts are shown below.

| Name | LTI Target |
|---|---|
| **William Douglas (Doug) Wright**[1] | $ 6,955,000 |
| **Anne Cybulski**[2] | $ 175,000 |
| **Miroslav Kafedzhiev**[1] | $ 600,400 |
| **Gordon Raman** | $ 494,000 |
| **Sarah Moore**[1] | $ 1,158,000 |
| **Andrew Hider**[1,3] | $ 8,346,000 |
| **Ryan McLeod**[4] | $ 1,418,300 |

1  The amounts for LTI targets were converted to Canadian dollars using an exchange rate of U.S. $1.00 = C. $1.391.

2  Ms. Cybulski's LTI target for the grant in fiscal 2027 will be $675,000 on account of her interim role.

3  Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

4  Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

The HRC continues to view the current executive long-term incentive design and mix of instruments as providing appropriate alignment to ATS's strategy and growth ambitions. ATS's long-term incentives for its executives consist of performance share units, restricted share units and stock options, as outlined in the table below:

| Key Features | PSUs | RSUs | Options |
|---|---|---|---|
| **2026 LTI Mix (excl. CEO)**[1] | 50% | 25% | 25% |
| **Vesting Period** | Cliff vests after 3 years | Cliff vests after 3 years | Ratable vesting over 4 years |
| **Award Size** | Target grant sizes are determined by reference to base salary. Final grant size subject to Board discretion. | | |
| **Fiscal 2026 Performance Measures** | 50% 3-year relative Total Shareholder Return<br>50% 3-year cumulative adjusted EPS | None | None |
| **Performance Framework** | Payout 0%-200% of grant | None | None |
| **Settlement** | Cash/Common Shares | Cash/Common Shares | Common Shares |

1  Based on the structure of his sign-on compensation package, Mr. Wright's annual LTI grants through the first three years of employment will be granted through 50% PSUs and 50% RSUs. This mix will be revisited following his third year of employment. The vesting period, performance measures, performance framework, and settlement approach align with that for other executives, as outlined above. In addition to this grant, Mr. Wright received a grant of Minimum Share Price RSUs, and a grant of Performance Stock Options in fiscal 2026. Please see the "CEO Transition & Compensation" section above for further detail on the vesting conditions of such awards.

**PERFORMANCE SHARE UNITS**

Performance share units, or PSUs, are notional units that pay out an amount equivalent to the value of an ATS Common Share on the vesting date. PSUs vest at the end of three years and are subject to performance vesting conditions such that all units are forfeited if a threshold level of performance is not met. Conversely, up to 200% of the units originally granted may pay out upon achieving maximum performance. The PSU performance conditions are based 50% on the achievement of a three-year cumulative adjusted earnings per share ("**EPS**") target and 50% on a three-year relative Total Shareholder Return ("**rTSR**"). rTSR is measured against the S&P 400 MidCap Industrials Index, which provides a robust selection of industry comparables and is aligned with similar practice among peers. Additionally, the rTSR metric is capped at a maximum multiplier of 100% in the event ATS's total shareholder return ("**TSR**") is negative over the performance period while outperforming the market. Beginning with grants made in fiscal year 2023, PSUs may be settled in cash or ATS Common Shares purchased on the open market, at the discretion of the Corporation.

**RESTRICTED SHARE UNITS**

Restricted share units, or RSUs, are time-vested notional units that track the value of an ATS Common Share. RSUs provide a meaningful retention incentive with direct alignment to shareholders. RSU grants vest on the third anniversary of the grant and, beginning with grants made in fiscal year 2023, may be settled in cash or ATS Common Shares purchased on the open market, where deemed advisable by the HRC.

**STOCK OPTIONS**

Traditional stock options granted under the Corporation's Stock Option Plans provide for vesting over time. For the last several years, all time-vested stock options granted by the Corporation have vested 25% on each of the first, second, third and fourth anniversaries of the date of grant. There are no time-vested stock options that provide for any vesting within the first 12 months from the grant date.

In addition to traditional stock options, the Company also granted 700,000 PSOs to the new CEO that include both a time-vesting and market vesting component, and expire on the seventh anniversary of the grant date. The three tranches of performance-based vesting are based on share price hurdles, where each hurdle is deemed to be achieved if the 20-day VWAP of the ATS Common Shares at any time prior to the day after the end of the applicable earnings blackout period in respect of the Company's fiscal 2031 year end is equal or greater than the applicable hurdle.

All stock options granted have an exercise price equal to the market price of the underlying ATS Common Shares at the time of grant. Therefore, recipients of stock options are rewarded for an increase in the share price, thus subjecting this aspect of compensation to risk and aligning employee interests with shareholder interests.

**PSUS VESTED FISCAL 2026**

In June 2025, performance share units granted in May 2022 vested. The performance shoulders for the share price appreciation metric was set at a range of 40% below target (threshold) and 40% above target (maximum), and the adjusted EPS metric was set at a range of 25% below target (threshold) to 25% above target (maximum). During the three-year performance period, ATS achieved 97% of its adjusted EPS target, which translated to a score of 47%. The share price metric did not surpass threshold levels of performance, and thus resulted in a payout factor of 0%. The combined performance resulted in the PSUs vesting at 47% of target.

| PSU Metric | Weight | Target | Actual | Grant Achievement | Weighted Score |
|---|---|---|---|---|---|
| **Adjusted EPS** | 50% | $ 7.02 | $ 6.83 | 94% | 47% |
| **Share Price** | 50% | $ 52.81 | $ 39.99 | —% | —% |
| **Total** | | | | | 47% |

# Registered Retirement Savings Plans

For Canadian executives, ATS matches individual contributions on a one-to-one basis up to a maximum of 5% of base salary.

For U.S. executives, ATS contributes to a 401(k) plan. In fiscal 2026, ATS matched individual contributions on a one-to-one basis up to a maximum employer contribution.

# Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts and car allowances.

# 3. 2026 CEO Compensation

Mr. Wright was appointed CEO effective January 12, 2026, assuming responsibility for the overall leadership and management of the Corporation. Following a successful onboarding, Mr. Wright is well positioned to drive the execution of the Corporation's strategy and advance its key financial and human capital priorities going forward.

Mr. Wright received a pro-rata STIP award in fiscal 2026. As per his employment agreement, both the actual business performance factor ("**BPF**") and individual performance factor ("**IPF**") relating to this award are set at target.

Mr. Wright's compensation is described in the "CEO Transition & Compensation" section. For disclosure purposes, the grant date fair value of awards granted outside of his normal-course compensation (including PSOs, Minimum Share Price RSUs, and the deferred cash award) is reflected in the Summary Compensation Table in the year of grant. Given the multi-year service and performance-based vesting conditions associated with these awards, the Board views the grant date value as being delivered over the life of the awards. The table below illustrates the Corporation's estimated allocation of this value over the next five fiscal years (in CAD).

| Component | Fiscal 2027 | Fiscal 2028 | Fiscal 2029 | Fiscal 2030 | Fiscal 2031 |
|---|---|---|---|---|---|
| **Deferred Cash Award** | $ 6,950,000 | | | | |
| **Performance Stock Options** | $ 1,963,150 | $ 1,963,150 | $ 1,963,150 | $ 1,963,150 | $ 1,963,150 |
| **Minimum Share Price RSUs** | $ 2,381,724 | $ 2,381,724 | $ 2,381,724 | | |

# 4. Performance Graph

The following graph compares the Corporation's cumulative TSR on its ATS Common Shares with the cumulative total return of the S&P/TSX Composite Index (the "**S&P/TSX Index**") over the period from March 31, 2022 to March 31, 2026 (the Corporation's fiscal year end is March 31). The graph illustrates the cumulative return on a $100 investment in ATS Common Shares made on March 31, 2022 as compared with the cumulative return on a $100 investment in the S&P/TSX Index made on March 31, 2022. The ATS Common Share performance as set out in the graph does not indicate future price performance.



1  Mr. Hider left ATS on August 7, 2025 and Mr. McLeod left ATS on February 15, 2026 but both would have been an NEOs had they continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026. Included in total direct compensation for these individuals was $11.6 million of LTIP that was forfeited upon the completion of their employment. Current year NEO Total Direct Compensation includes the grant date fair value of awards granted to Mr. Wright outside of his normal-course compensation. Given the multi-year service and performance-based vesting conditions associated with these awards, the cost is considered as being delivered over an extended period.

**Comparison of Total Return between ATS Corporation and S&P/TSX Composite Index**

| | March 2022 | March 2023 | March 2024 | March 2025 | March 2026 |
|---|---|---|---|---|---|
| **ATS** | $ 100.00 | $ 170.38 | $ 213.79 | $ 172.19 | $ 135.51 |
| **S&P/TSX Index** | $ 100.00 | $ 120.19 | $ 113.97 | $ 129.88 | $ 151.18 |

As described elsewhere in this Circular, the compensation plan for senior executives of the Corporation is tied to the financial performance of the business and not to share performance alone. Fiscal 2022, fiscal 2023 and fiscal 2024 were positive when compared to the S&P/ TSX, and bonuses were awarded. Fiscal 2026 bonuses were awarded as described under "Individual NEO Performance." Fiscal 2024 bonuses were awarded as described in a similarly titled section in the previous year's Management Information Circular.

The bar graph in the above illustration shows total NEO compensation (as disclosed in the Circular for each of the applicable years) and allows the reader to compare it to the total return of ATS.

# 5. Executive Compensation

## Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation's subsidiaries during the financial years ended March 31, 2026, 2025, and 2024, by the Corporation's Named Executive Officers.

| Name and Principal Position | Financial Year | Salary ($) | Share-Based Awards[1] ($) | Option-Based Awards ($) | Non-Equity Incentive Plan Compensation | | Pension Value ($) | All Other Compensation[3] ($) | Total Compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Annual Incentive Plans[2] ($) | Long-Term Incentive Plans ($) | | | |
| D. Wright Chief Executive Officer[4,5] | 2026 | 267,500 | 8,639,800[6] | 9,815,800[7] | 413,400 | — | — | 4,000 | 19,140,500[8] |
| | 2025 | — | — | — | — | — | — | — | — |
| | 2024 | — | — | — | — | — | — | — | — |
| A. Cybulski Interim Chief Financial Officer[9] | 2026 | 412,300[10] | 190,700[6] | 55,100[7] | 481,500 | — | — | 13,700 | 1,153,300 |
| | 2025 | 263,300 | 111,700[11] | 33,700[12] | 74,300 | — | — | 11,300 | 494,300 |
| | 2024 | 240,400 | 82,100[13] | 24,300[14] | 123,000 | — | — | 8,000 | 477,800 |
| M. Kafedzhiev President, Industrial Automation[4] | 2026 | 594,100 | 1,451,100[6] | 221,500[7] | 272,000 | — | — | 7,900 | 2,546,600 |
| | 2025 | 562,700 | 1,074,800[11,15] | 140,500[12,15] | 111,100 | — | — | 70,800 | 1,959,900 |
| | 2024 | — | — | — | — | — | — | — | — |
| G. Raman Chief Legal Officer | 2026 | 597,700[10] | 640,200[6] | 185,100[7] | 472,800 | | | 57,800 | 1,953,600 |
| | 2025 | 274,000 | 400,000[11,16] | — | 191,700 | — | — | 15,000 | 880,700 |
| | 2024 | — | — | — | — | — | — | — | — |
| S. Moore Group Executive, Life Sciences[4,17] | 2026 | 267,200 | 841,300[6,18] | — | 521,600 | — | — | 7,100 | 1,637,200 |
| | 2025 | — | — | — | — | — | — | — | — |
| | 2024 | — | — | — | — | — | — | — | — |
| A. Hider Former Chief Executive Officer[4,19] | 2026 | 561,400 | 7,101,700[6] | 2,053,300[7] | — | — | — | 17,900 | 9,734,300 |
| | 2025 | 1,439,000 | 7,261,400[11] | 1,624,900[12] | 929,000 | — | — | 116,100 | 11,370,400 |
| | 2024 | 1,269,600 | 5,731,500[13] | 1,696,700[14] | 2,006,500 | — | — | 82,700 | 10,787,000 |
| R. McLeod Former Chief Financial Officer[20] | 2026 | 857,300[10] | 1,911,800[6] | 552,700[7] | — | — | — | 47,200 | 3,369,000 |
| | 2025 | 556,800 | 1,174,500[11] | 354,600[12] | 261,400 | — | — | 47,100 | 2,394,400 |
| | 2024 | 521,500 | 1,109,100[13] | 328,300[14] | 470,400 | — | — | 38,300 | 2,467,600 |

1  These awards comprise time-vested RSUs and performance-based RSUs. The estimated fair value of the time-vested RSUs and performance-based RSUs were calculated as of the grant by multiplying the number of RSUs by the five-day volume weighted average price of ATS Common Shares on the TSX ending the day prior to the effective date of the grant. This methodology was adopted as it was management's view that it best approximated the fair value of the RSUs at the effective date of the grant. The estimated fair values reported are "theoretical values" derived at a point in time and will be different than the value upon exercise and the value used for financial reporting purposes. See "Summary of Compensation Program" on page 42 for a description of potential performance-based outcomes.

2  These amounts represent bonuses under the Corporation's short-term incentive program. For Mr. Wright this compensation was prorated for the year.

3   All other compensation includes the following items which exceed 25% of the total values (automobile allowances, employer contributions to RRSPs or social security, and additional benefit payments are provided on a similar basis across the executive leadership team): Mr. Wright received an automobile allowance and associated expenses of $4,000; Ms. Cybulski received an employer contribution to RRSPs of $9,000; Mr. Kafedzhiev received an automobile allowance and associated expenses of $6,300; Mr. Raman received additional benefits applicable to members of the executive leadership team of $20,000, an automobile allowance and associated expenses of $19,000, and an employer contribution to RRSPs of $17,800; Ms. Moore received an employer contribution to social security of $7,100; Mr. Hider received an automobile allowance and associated expenses of $8,000, an allowance for housing and related living expenses of $5,400, and an employer contribution to social security of $4,500; Mr. McLeod received an automobile allowance and associated expenses of $17,000, an employer contribution to RRSPs of $15,500, and additional benefits applicable to members of the executive leadership team of $11,800.

4   The amounts for: salary, annual incentive plans and all other compensation for Mr. Wright, Mr. Kafedzhiev, Ms. Moore and Mr. Hider were converted to Canadian dollars using an exchange rate of U.S. $1.00 = C. $1.391, U.S. $1.00 = C. $1.439 and U.S. $1.00 = C. $1.355 for fiscal 2026, fiscal 2025 and fiscal 2024, respectively.

5   While Mr. Wright received significant equity-based awards in fiscal 2026, the design of these awards results in vesting and performance realization occurring over multiple future years. Additional detail regarding the vesting schedules and performance conditions applicable to these awards is provided under the section titled "CEO Transition & Compensation."

6   Ms. Cybulski, Mr. Kafedzhiev, Mr. Raman, Mr. Hider, and Mr. McLeod were granted 2,737, 10,997, 9,188, 101,919, and 27,437 performance-based RSUs and 1,368, 22,484, 4,594, 50,959 and 13,718 time-vested RSUs, respectively, in June, 2025; Mr. Wright was granted 266,272 performance-based RSUs (which included 248,355 MSPC PSUs) and 17,917 time-based RSUs in February, 2026, and Ms. Moore was granted 22,204 time-vested RSUs in December, 2025 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 52 for details).

7   These option grants were effective June 6, 2025 with the number of underlying options being as follows: Ms. Cybulski — 3,797; Mr. Kafedzhiev — 15,258; Mr. Raman — 12,749; Mr. Hider — 141,410; and Mr. McLeod — 38,068; Mr. Wright was granted 700,000 PSOs on February 12, 2026 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 52 for details). The fair value of the traditional stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants (**"Black-Scholes methodology"**). The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 2.90%, expected volatility in the market price of the ATS Common Shares of 36.91%, expected life of 4.75 years, and a dividend yield of nil %. The value of the PSOs granted to Mr. Wright were estimated at the effective date of the grant using the Monte Carlo option pricing model. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 2.96%, expected volatility in the market price of the ATS Common Shares of 35.70%, fair values for the tranches are in the range of $11.48 to $15.81, and the weighted average exercise price is $41.09.

8   As noted in the 2026 CEO Compensation on page 49 CAD $16,960,900 of this value is viewed by the Board as being delivered over the life of the PSOs and MSPC RSUs. Mr. Wright's salary and annual incentive plan were prorated for the year.

9   In her current capacity as interim CFO, Ms. Cybulski receives an annualized cash stipend of $150,000, payable monthly. Ms. Cybulski received $110,800 in relation to this arrangement in fiscal 2026.

10  Base salary amounts for select executives include cash stipends paid to recognize the efforts and increased responsibilities associated with interim roles taken on during the CEO transition (Mr. McLeod — $309,600, Ms. Cybulski — $110,800, and Mr. Raman – $108,400).

11  Ms. Cybulski, Mr. Kafedzhiev, Mr. Hider, and Mr. McLeod were granted 1,487, 6,192, 107,444, and 15,630 performance-based RSUs and 743, 16,531, 35,814, and 7,815 time-vested RSUs, respectively, on June 30, 2024; Mr. Raman was granted 11,031 time-vested RSUs on September 1, 2024 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 52 for details).

12  These option grants were effective May 27, 2024 with the number of underlying options being as follows: Ms. Cybulski — 2,051; Mr. Kafedzhiev — 8,540; Mr. Hider — 98,779; and Mr. McLeod — 21,554 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 52 for details). The fair value of the stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 3.75%, expected volatility in the market price of the ATS Common Shares of 35.29%, expected life of 4.75 years, and a dividend yield of nil %.

13  Ms. Cybulski, Mr. Hider, and Mr. McLeod were granted 843, 58,800, and 11,378 performance-based RSUs and 421, 29,400, and 5,689 time-vested RSUs, respectively, on June 30, 2023 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 52 for details).

14  These option grants were effective June 2, 2023 with the number of underlying options being as follows: Ms. Cybulski – 1,169; Mr. Hider – 81,572; and Mr. McLeod – 15,784 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 52 for details). The fair value of the stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 3.52%, expected volatility in the market price of the ATS Common Shares of 35.52%, expected life of 4.77 years, and a dividend yield of nil %.

15  Mr. Kafedzhiev's grants were made in connection with joining the Corporation in April 2024.

16  Mr. Raman's grants were made in connection with joining the Corporation in September 2024.

17  Ms. Moore's employment with ATS commenced on November 17, 2025.

18  Ms. Moore's grants were made in connection with joining the Corporation in November 2025.

19  Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

20  Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

## COST OF COMPENSATION

The table below shows the cost of compensation as a percentage of revenue, relating to the seven NEOs listed above and for the five NEOs excluding Andrew Hider and Ryan Mcleod who left the Corporation in August 2025 and February 2026, respectively.

| NEO Total Compensation ($) | NEO Total Compensation as % of Revenues |
|---|---|
| $ 39,534,500[1] | 1.3% |
| $ 27,915,000[2] | 0.9% |
| $ 26,431,200[3] | 0.9% |
| $  9,470,200[4] | 0.3% |

1   For the seven named executive officers including Mr. Hider and Mr. McLeod.

2   For the seven named executive officers including Mr. Hider and Mr. McLeod, but excluding any LTIP compensation that was forfeited upon leaving the Company.

3   For the five named executive officers excluding Mr. Hider and Mr. McLeod who left the Corporation in August 2025 and February 2026, respectively.

4   For the five named executive officers excluding Mr. Hider and Mr. McLeod, and excluding the one time non-normal course compensation for Mr. Wright

## INCENTIVE PLAN AWARDS

**Outstanding Share-Based Awards and Option-Based Awards**

The following table sets out the outstanding share-based awards and option-based awards in favour of the NEOs as at March 31, 2026.

| Name and Principal Position | Option-based Awards | | | | Share-based Awards | | |
|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) | Option Exercise Price[1] ($) | Option Expiration Date[2] | Value of Unexercised In-The-Money Options[3] ($) | Common Shares or Units of ATS Common Shares that Have Not Vested (#) | Market or Payout Value of Share-Based Awards That Have Not Vested ($) | Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($) |
| D. Wright Chief Executive Officer | 700,000[4] | 41.09 | February 12, 2033 | — | — | — | — |
| | — | — | — | — | 266,272[6] | 10,440,525[7] | — |
| | — | — | — | — | 17,917[8] | 702,526[9] | — |
| A. Cybulski Interim Chief Financial Officer | 3,797[5] | 40.32 | June 6, 2032 | — | — | — | — |
| | 2,051[5] | 45.37 | May 27, 2031 | — | — | — | — |
| | 1,169[5] | 57.71 | June 2, 2030 | — | — | — | — |
| | 1,939[5] | 35.78 | May 30, 2029 | 6,651 | — | — | — |
| | 1,726[5] | 30.07 | May 31, 2028 | 15,776 | — | — | — |
| | 1,862[5] | 20.22 | August 20, 2027 | 35,359 | — | — | — |
| | — | — | — | — | 5,067[6] | 198,677[7] | — |
| | — | — | — | — | 2,532[8] | 99,280[9] | — |
| M. Kafedzhiev President, Industrial Automation | 15,258[5] | 40.32 | June 6, 2032 | — | — | — | — |
| | 8,540[5] | 45.37 | May 27, 2031 | — | — | — | — |
| | — | — | — | — | 17,189[6] | 673,981[7] | — |
| | — | — | — | — | 39,015[8] | 1,529,778[9] | — |
| G. Raman Chief Legal Officer | 12,749[5] | 40.32 | June 6, 2032 | — | — | — | — |
| | — | — | — | — | 9,188[6] | 360,261[7] | — |
| | — | — | — | — | 15,625[8] | 612,656[9] | — |
| S. Moore Group Executive, Life Sciences | — | — | — | — | 22,204[8] | 870,619[9] | — |
| A. Hider Former Chief Executive Officer[10] | — | — | — | — | — | — | — |
| R. McLeod Former Chief Financial Officer[11] | — | — | — | — | — | — | — |

1. The 1995 Stock Option Plan and 2006 Stock Option Plan provide that the exercise price of all stock options granted under the Stock Option Plans shall not be less than the market price. Market price refers to the volume weighted average trading price at which the ATS Common Shares traded on the five completed trading days immediately preceding the effective date of the grant.

2. The stock options set out in the table expire on the seventh anniversary of the grant date.

3. The value of unexercised in the money stock options was calculated based on the difference between the market value of the ATS Common Shares as at March 31, 2026 and the exercise price of the stock options.

4. These performance stock options include both a time-vesting and market vesting component. The PSOs vest in tranches, with the earliest vesting date occurring in fiscal 2029. The three tranches of performance based vesting are based on share price hurdles, which are achieved if the 20 day VWAP of the ATS Common Shares at any time prior to the day after the applicable earnings blackout period in respect of the Company's fiscal 2031 year end is equal to or greater than the applicable hurdle.

5. These traditional time-vested stock options granted under the Stock Option Plans become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant.

6. These performance-based RSUs are granted under the RSU Plan vest on a specified date, conditional upon successful achievement of certain financial and share price targets.

7. The market or payout value of each unvested performance-based RSU grant at March 31, 2026 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2026. These numbers reflect management's estimate that the performance criteria would be achieved at 100% of the target. As no performance criteria had measurement dates that fell on or before the end of fiscal 2026, the minimum payout value under each grant is $0. However, management believes a value based on 100% achievement of performance criteria provides more useful disclosure. See "Summary of Compensation Program" on page 42 for a description of potential performance-based vesting outcomes.

8. These time-vested RSUs are granted under the RSU Plan vest on a specified date.

9. The market or payout value of each unvested RSU grant at March 31, 2026 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2026.

10. Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

11. Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

**Incentive Plan Awards – Value Vested or Earned During the Fiscal Year**

The following table sets out the value of all incentive plan awards vested or earned by the Named Executive Officers during the year ended March 31, 2026.

| Name | Option-Based Awards — Value Vested During the Year[1] ($) | Share-Based Awards — Value Vested During the Year[2] ($) | Non-Equity Incentive Plan Compensation — Value Earned During the Year ($) |
|---|---|---|---|
| D. Wright, Chief Executive Officer | — | — | 413,400 |
| A. Cybulski, Interim Chief Financial Officer | 6,066 | 52,521 | 481,500 |
| M. Kafedzhiev, President, Industrial Automation | — | — | 272,000 |
| G. Raman, Chief Legal Officer | — | — | 472,800 |
| S. Moore, Group Executive, Life Sciences | — | — | 521,600 |
| A. Hider, Former Chief Executive Officer[3] | 364,071 | 2,821,251 | — |
| R. McLeod, Former Chief Financial Officer[4] | 47,635 | 432,213 | — |

1   The value vested during the year was calculated based on the difference between the exercise price and the market price on the vesting date. Option-based awards that vested with a market price less than the exercise price on the vesting date have been excluded from the calculation.

2   The value of the RSUs vested during the year was calculated based on the 20-day volume-weighted average trading price of the ATS Common Shares on the TSX as of the vesting date. See "Long-Term Incentive Compensation," starting on page 47, for a description of the performance vesting criteria attached to the RSUs.

3   Mr. Hider left ATS on August 7, 2025 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

4   Mr. McLeod left ATS on February 15, 2026 but would have been an NEO had he continued to be an executive officer of the Corporation or its subsidiaries at March 31, 2026.

# 6.  Termination and Change of Control Benefits

The employment agreements of the NEOs (other than A. Hider and R. McLeod) discussed below, as well as the Stock Option Plans and RSU Plan, provide for certain payments and/or benefits in the event of termination of their employment in particular scenarios as set out below. Termination and change of control benefits have not been provided below for Andrew Hider or Ryan McLeod as they were not employees as at March 31, 2026. In connection with their resignations each of them was entitled to receive his base salary up to the effective date of his resignation. No additional severance, bonus or other termination payments were payable. In accordance with the terms of the Stock Option Plans, each of Mr. Hider and Mr. McLeod was also entitled to exercise any vested stock options for a period of 30 days following the date of resignation, after which any unexercised vested options expired. All unvested equity awards were forfeited upon resignation.

The Stock Option Plans and RSU Plan each provide for the continued vesting of stock options and RSUs held at retirement and the right to exercise options through to the option expiry dates and settlement of RSUs in the normal fashion on their vesting dates. These entitlements do not crystallize, are not calculable, and are not payable on the date of retirement, and are therefore not included in the tables below. The definition of "retirement" in the plans includes being at age 60 or older and having completed at least 10 years of service to the Corporation.

## William Douglas (Doug) Wright

Mr. Wright's employment contract provides that in the event of dismissal without cause or resignation for good reason, other than a dismissal within 12 months of a change of control, he is entitled to a lump sum equal to 18 months' salary and bonus and to continued benefits during such period. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. Wright is entitled to a lump sum equal to 24 months' salary and bonus, and to continued benefits during such period. The entitlements outlined in this paragraph are subject to Mr. Wright complying with provisions addressing share ownership post-termination, assignment of inventions, non-competition and non-solicitation. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. Wright's outstanding unvested stock options (other than PSOs), 100% of unvested non-performance-based RSUs and performance-based RSUs, other than MSPC PSUs, (assuming 100% achievement against target) accelerate and become vested. The PSOs shall be deemed to have met the time-based vesting criteria and shall remain outstanding until after the completion of the applicable performance period; and the MSPC PSUs will remain outstanding and will vest on the applicable MSPC PSU vesting date if the performance condition has been met as of such date and Mr. Wright remains actively employed through such vesting date.

The table below sets out estimated payments and benefits that would have been owing to Mr. Wright assuming the triggering events identified in the table below took place on March 31, 2026.

| Triggering Event | Base Salary (U.S. $) | Bonus (U.S. $)[1] | Long-Term Incentive Awards Accelerated (U.S. $)[2] | Total[1] (U.S. $) |
|---|---|---|---|---|
| Termination without cause or resignation for good reason (other than within 12 months of a change of control) | 1,500,000 | 1,800,000 | — | 3,300,000 |
| Termination without cause or resignation for good reason within 12 months of a change of control | 2,000,000 | 2,400,000 | 1,405,051 | 5,805,051 |
| Resignation | — | — | — | — |
| Retirement[3] | — | — | — | — |

1  Mr. Wright's contract provides that the number used for the purposes of calculating bonus entitlement is the average of the bonuses for the three most recently completed fiscal years preceding the date of termination. The amounts assume a bonus at target.

2  For the purposes of calculating the value of accelerated stock options and RSUs, the closing market price of ATS Common Shares on March 31, 2026 was used, without reference to any entitlement to exercise stock options beyond that date. The amount has been converted to U.S. dollars using an exchange rate of U.S. $1.00 = C. $1.391.

3  No immediate payment relating to long-term incentive awards would be owing upon retirement however, Mr. Wright would be entitled to continued vesting under the plans as described above.

## Anne Cybulski

Ms. Cybulski's employment contract provides that in the event of dismissal without cause, other than a dismissal within 12 months of a change of control, she is entitled to continued base salary payments for a period equal to 12 months, and a pro-rated portion of the retention bonus based on number of days employed during the retention period. The entitlements outlined in this paragraph are subject to Ms. Cybulski complying with provisions addressing share ownership post-termination, assignment of inventions, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Ms. Cybulski assuming the triggering events identified in the table below took place on March 31, 2026.

| Triggering Event | Base Salary ($) | Bonus ($) | Long-Term Incentive Awards Accelerated ($)[1] | Retention Bonus ($) | Total ($) |
|---|---|---|---|---|---|
| Termination without cause (other than within 12 months of a change of control) | 350,000 | — | — | 167,505 | 517,505 |
| Termination without cause or resignation for good reason within 12 months of a change of control | — | — | 299,619 | — | 299,619 |
| Resignation | — | — | — | — | — |
| Retirement[2] | — | — | — | — | — |

1  For the purposes of calculating the value of accelerated stock options and RSUs, the closing market price of ATS Common Shares on March 31, 2026 was used, without reference to any entitlement to exercise stock options beyond that date.

2  No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Ms. Cybulski would be entitled to continued vesting under the plans as described above.

# Miroslav Kafedzhiev

Mr. Kafedzhiev's employment contract provides that in the event of a termination without cause, Mr. Kafedzhiev is entitled to continued base salary payments for a period equal to one month for each full year of service, for a minimum of nine months, to a maximum of 12 months, and a pro-rated portion of the retention bonus based on number of days employed during the retention period. These entitlements are subject to Mr. Kafedzhiev complying with provisions addressing, among others, confidentiality, return of confidential records, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Mr. Kafedzhiev assuming the triggering events identified in the table below took place on March 31, 2026.

| Triggering Event | Base Salary (U.S. $) | Bonus (U.S. $) | Long-Term Incentive Awards Accelerated (U.S. $)[1] | Retention Bonus (U.S. $) | Total (U.S. $) |
|---|---|---|---|---|---|
| Termination without cause (other than within 12 months of a change of control) | 323,700 | – | – | 96,394 | 420,094 |
| Termination without cause or resignation for good reason within 12 months of a change of control | – | – | 1,584,298 | – | 1,584,298 |
| Resignation | – | – | – | – | – |
| Retirement[2] | – | – | – | – | – |

1  For the purposes of calculating the value of accelerated stock options, the closing market price of ATS Common Shares on March 31, 2026 was used, without reference to any entitlement to exercise stock options beyond that date. The amount has been converted to U.S. dollars using an exchange rate of U.S. $1.00 = C. $1.391.

2  No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Mr. Kafedzhiev would be entitled to continued vesting under the plans as described above.

# Gordon Raman

Mr. Raman's employment contract provides that in the event of dismissal without cause, Mr. Raman is entitled to continued base salary payments and bonus for a period equal to 12 months and a pro-rated portion of the retention bonus based on number of days served. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. Raman's entitlements above are calculated based on an 18 month period. These entitlements are subject to Mr. Raman complying with provisions addressing, among others, confidentiality, return of confidential records, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Mr. Raman assuming the triggering events identified in the table below took place on March 31, 2026.

| Triggering Event | Base Salary ($) | Bonus ($)[1] | Long-Term Incentive Awards Accelerated ($)[2] | Retention Bonus ($) | Total ($) |
|---|---|---|---|---|---|
| Termination without cause (other than within 12 months of a change of control) | 494,000 | 191,663 | – | 165,495 | 851,158 |
| Termination without cause or resignation for good reason within 12 months of a change of control | 741,000 | 287,495 | 972,918 | – | 2,001,413 |
| Resignation | – | – | – | – | – |
| Retirement[3] | – | – | – | – | – |

1  Mr. Raman's contract provides that the number used for the purposes of calculating bonus entitlement is the average of the bonuses for the three most recently completed fiscal years preceding the date of termination.

2  For the purposes of calculating the value of accelerated stock options and RSUs, the closing market price of ATS Common Shares on March 31, 2026 was used, without reference to any entitlement to exercise stock options beyond that date.

3  No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Mr. Raman would be entitled to continued vesting under the plans as described above.

## Sarah Moore

Ms. Moore's employment contract provides that in the event of a termination without cause, Ms. Moore is entitled to continued base salary payments for a period equal to one month for each full year of service, for a minimum of nine months, to a maximum of 12 months. These entitlements are subject to Ms. Moore complying with provisions addressing, among others, confidentiality, return of confidential records, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Ms. Moore assuming the triggering events identified in the table below took place on March 31, 2026.

| Triggering Event | Base Salary (U.S. $) | Bonus (U.S. $) | Long-Term Incentive Awards Accelerated (U.S. $)[1] | Total[1] (U.S. $) |
|---|---|---|---|---|
| **Termination without cause or resignation for good reason (other than within 12 months of a change of control)** | 416,250 | — | — | 416,250 |
| **Termination without cause or resignation for good reason within 12 months of a change of control** | — | — | 625,894 | 625,894 |
| **Resignation** | — | — | — | — |
| **Retirement[2]** | — | — | — | — |

1   For the purposes of calculating the value of accelerated stock options and RSUs, the closing market price of ATS Common Shares on March 31, 2026 was used, without reference to any entitlement to exercise stock options beyond that date. The amount has been converted to U.S. dollars using an exchange rate of U.S. $1.00 = C. $1.391.

2   No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Ms. Moore would be entitled to continued vesting under the plans as described above.

# 7.  Equity Compensation Plans

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others.

| Plan Category | Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (as at March 31, 2026) (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (as at March 31, 2026) (b) | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in (a)) (as at March 31, 2026) (c) |
|---|---|---|---|
| **Equity compensation plans approved by security holders[1]** | 367,391 | $ 40.49 | 1,715,727 |
| **Equity compensation plans not approved by security holders[2]** | 700,000 | $ 41.09 | — |

1   See "2006 Stock Option Plan and 1995 Stock Option Plan" below.

2   See "Other Security-Based Compensation Arrangements" below.

## 2006 Stock Option Plan and 1995 Stock Option Plan

The Corporation has adopted the 2006 Stock Option Plan and 1995 Stock Option Plan (each, a "**Plan**"). Each Plan has been amended from time to time by the Board and, where required, such amendments have been submitted to, and approved by, the shareholders of the Corporation. Each Plan provides for the granting of options to purchase ATS Common Shares ("**Options**") to employees, officers, directors and service providers of the Corporation or any subsidiary of the Corporation as approved by the Board. The purpose of the Plans is to attract, retain and motivate persons as officers and key employees of the Corporation and its subsidiaries, and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation. Notwithstanding the terms of the Plans, the current compensation program for directors does not include entitlement to Options and no Options have been granted to any of the current non-executive directors. On May 17, 2023, the Board amended each Plan to: (i) introduce the concept of "actively employed" to clarify when a former employee's entitlements end in Canada; (ii) add clarity around what constitutes "cause," "good reason," "disability," and "retirement" in the Plans;

(iii) expressly provide for a cashless exercise mechanism which was previously only referred to in award agreements; (iv) update the applicable provisions relevant to the treatment of U.S. option holders; (v) clarify and enhance the rights of option holders in the event of death, disability and retirement; (vi) modernize the change in control provisions of the Plans to align with current market practice and proxy advisory firm guidance to provide more certainty to option holders upon a change in control of ATS, including in connection with terminations without cause or resignations for good reason within 12 months of a change of control of ATS; and (vii) clarify the processes surrounding the Corporation's ability to withhold taxes, including in relation to cashless exercises. In accordance with the terms of the Plans and the TSX Company Manual, no shareholder approval was required to give effect to the amendments to the Plans.

The Plans are substantially the same and a summary of the Plans is set out in Schedule "B." A copy of the Plans may be obtained from the Secretary of the Corporation.

## Other Security-Based Compensation Arrangements

From time to time the Corporation may enter into security-based compensation arrangements pursuant to which ATS agrees to grant stock options to certain executives as an inducement for such executives to accept ATS's offer of employment.

The stock options granted under these security-based compensation arrangements are granted outside of the 1995 Stock Option Plan and 2006 Stock Option Plan under the exemption in section 613(c) of the TSX Company Manual. However, each of these stock options will generally be subject to the terms of the 2006 Stock Option Plan. The following are the details of the current security-based compensation arrangement.

Under Mr. Wright's employment contract, as an inducement for him to accept ATS's offer of employment, ATS agreed to grant Mr. Wright 700,000 PSOs to purchase ATS common shares. The PSOs were granted on February 12, 2026 at an exercise price of $41.09 per ATS Common Share. These PSOs will expire on the seventh anniversary of the Grant Date, and the vesting is contingent upon the satisfaction of both time and share price performance conditions. See "Executive Compensation Overview — CEO Transition & Compensation — Long-Term, Performance Conditioned Equity Awards."

## Stock Option Summary

The table below provides a summary of Options activity during fiscal year 2026 under the 2006 Stock Option Plan and 1995 Stock Option Plan, and under the security-based compensation arrangements ("**SBC**").

| | | As of March 31, 2025 | | Fiscal 2026 Activity | | | As at March 31, 2026 | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Plan | # of ATS Common Shares or Options | % of ATS Common Shares | # of Options Granted | # of Options Cancelled and/or Withheld | # of Options Exercised | # of ATS Common Shares or Options | % of ATS Common Shares |
| ATS Common Shares issued on exercise of Options[1] | 1995 | 5,945,749 | 6.1% | — | — | 15,979 | 5,961,728 | 6.1% |
| | 2006 | 2,649,742 | 2.7% | — | — | 456,251 | 3,105,993 | 3.2% |
| | SBC | 1,949,043 | 2.0% | — | — | — | 1,949,043 | 2.0% |
| | Total | 10,544,534 | 10.8% | — | — | 472,230 | 11,016,764 | 11.3% |
| Options granted and outstanding | 1995 | 42,391 | —% | — | (3,987) | (15,979) | 22,425 | —% |
| | 2006 | 952,208 | 1.0% | 354,106 | (505,097) | (456,251) | 344,966 | 0.4% |
| | SBC | — | —% | 700,000 | — | — | 700,000 | 0.7% |
| | Total | 994,599 | 1.0% | 1,054,106 | (509,084) | (472,230) | 1,067,391 | 1.1% |
| Options available for future grants | 1995 | 3,699 | —% | — | 3,987 | — | 7,686 | —% |
| | 2006 | 1,557,050 | 1.6% | (354,106) | 505,097 | — | 1,708,041 | 1.8% |
| | SBC | — | —% | — | — | — | — | —% |
| | Total | 1,560,749 | 1.6% | (354,106) | 509,084 | — | 1,715,727 | 1.8% |
| Total | 1995 | 5,991,839 | 6.2% | — | — | — | 5,991,839 | 6.2% |
| | 2006 | 5,159,000 | 5.3% | — | — | — | 5,159,000 | 5.3% |
| | SBC | 1,949,043 | 2.0% | 700,000 | — | — | 2,649,043 | 2.7% |
| | Total | 13,099,882 | 13.5% | 700,000 | — | — | 13,799,882 | 14.2% |

1 The 1995 Stock Option Plan was originally adopted by the Corporation on October 8, 1993 and the 2006 Stock Option Plan was adopted on October 27, 2006. The numbers in this table with respect to those two Plans are calculated from the original inception date of each of those Plans.

The table below summarizes the annual burn rate of the Plans for fiscal 2026, 2025, and 2024, calculated as required by the TSX Company Manual.

| | | 2026 | 2025 | 2024 |
|---|---|---|---|---|
| **1995 Plan** | Number of awards granted under Plan | – | – | – |
| | Weighted average number of issued and outstanding securities in the fiscal year | 97,897,034 | 97,975,703 | 97,761,731 |
| | Annual burn rate | 0.00% | 0.00% | 0.00% |
| **2006 Plan** | Number of awards granted under Plan | 354,106 | 241,327 | 176,112 |
| | Weighted average number of issued and outstanding securities in the fiscal year | 97,897,034 | 97,975,703 | 97,761,731 |
| | Annual burn rate | 0.36% | 0.25% | 0.18% |
| **SBC** | Number of awards granted under Plan[1] | 700,000 | – | – |
| | Weighted average number of issued and outstanding securities in the fiscal year | 97,897,034 | 97,975,703 | 97,761,731 |
| | Annual burn rate | 0.72% | 0.00% | 0.00% |
| **Total** | Number of awards granted under Plan | 1,054,106 | 241,327 | 176,112 |
| | Weighted average number of issued and outstanding securities in the fiscal year | 97,897,034 | 97,975,703 | 97,761,731 |
| | Annual burn rate | 1.08% | 0.25% | 0.18% |

1  This represents the number of inducement options granted to Mr. Wright as part of his employment contract.

## Restricted Share Unit Plan

The Corporation adopted a Restricted Share Unit Plan ("**RSU Plan**") in 2013. The RSU Plan contemplates the issuance of RSUs by the Board to employees of the Corporation and its affiliates. RSUs offer an additional alternative as part of the overall mix for long-term incentives. An RSU is a bookkeeping entry, equivalent to the value of an ATS Common Share, credited to an account to be maintained for the employee and currently settled in either cash to the employee or through ATS Common Shares purchased on the open market, at the discretion of the Corporation, on the vesting date provided for in the grant agreement. The RSU Plan permits performance vesting criteria to be attached to individual grants. Such performance vesting criteria could address internal metrics such as earnings from operations or earnings per share and/or external metrics, such as share price or performance as against an index. During fiscal 2026, 357,491 RSUs were granted.

Some of the RSUs granted to senior executives will only vest if certain performance criteria are met ("**PSUs**"). For grants made during fiscal 2026, the PSU performance conditions are based 50% on the achievement of a three-year cumulative earnings per share target and 50% on a three-year relative Total Shareholder Return measured against the S&P 400 MidCap Industrials Index. The PSU grants contemplate between 0% and 200% of the number of PSUs vesting, based on performance against the criteria. On May 17, 2023, the Board approved various amendments to the RSU Plan to align with the changes made to the 2006 Stock Option Plan and 1995 Stock Option Plan, as discussed further above. See "2006 Stock Option Plan and 1995 Stock Option Plan." On May 15, 2024, the Board approved amendment to certain administrative aspects of the RSU Plan relating to the calculation of fair market value of RSUs and relating to the ability of the Corporation, when settling in ATS Common Shares, to sell shares to satisfy applicable withholding taxes.

# Share Purchase Plan

As an incentive to full-time employees of the Corporation (and, at the discretion of the Board, to full-time employees of subsidiaries to the Corporation) who have completed at least three consecutive months of employment, the Corporation established a share purchase plan in August 2001. The 2001 plan was replaced by a 2014 Employee Share Purchase Plan (the "**Share Purchase Plan**"), and all ATS Common Shares administered under the former plan are now being administered under the Share Purchase Plan. Employees who choose to participate in the Share Purchase Plan ("**Members**") have accounts maintained on their behalf by an administrative agent (the "**Administrative Agent**"). Purchases of ATS Common Shares under the Share Purchase Plan are made by the Administrative Agent on behalf of Members.

Pursuant to the Share Purchase Plan, Members may set aside funds, through payroll deductions, up to a maximum of the lesser of 10% of their base salary or $10,000 in any one calendar year. Subject to the Member not making withdrawals from the Share Purchase Plan during the calendar year immediately prior to the Corporation's contribution date, where the withdrawal was in respect of ATS Common Shares acquired in the same calendar year (with withdrawals being treated on a "first-in, first-out" basis), the Corporation will make contributions equal to 20% of such Member's contribution where such Member contributes 5% or less of his or her salary to the Share Purchase Plan. A Member who contributes more than 5% of his or her salary shall receive a contribution from the Corporation equal to 20% of the first 5% of such Member's aggregate contributions in the applicable calendar year.

A person shall cease to be a Member in the Share Purchase Plan when such person ceases to be a full-time employee of the Corporation (or, as applicable, one of its subsidiaries) as a result of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason. Upon the occurrence of any such event, a Member's rights under the Share Purchase Plan shall immediately terminate and the Corporation shall promptly refund, without interest, the entire balance of such Member's account maintained by the Administrative Agent on behalf of such Member. A person may also cease to be a Member under the Share Purchase Plan by filing a notice with the Corporation, voluntarily terminating such Member's membership, in which case such person shall cease to be a Member on the 10th day following the Corporation's receipt of such notice.

Subject to any necessary regulatory approval, the Board may at any time make amendments to the Share Purchase Plan in whole or in part. No such amendment may materially and adversely affect any previous purchase of ATS Common Shares under the Share Purchase Plan by the Administrative Agent on behalf of a Member. A Member's interest under the Share Purchase Plan in cash or ATS Common Shares held by the Administrative Agent for the Member's account is not assignable or transferable in whole or in part.

The Administrative Agent, on behalf of the Members, acquires ATS Common Shares for the Share Purchase Plan on a monthly basis in the open market. The Share Purchase Plan does not provide for the issuance of ATS Common Shares from treasury. As of June 22, 2026, there were 367,467 ATS Common Shares under the administration of the Administrative Agent.

# VII.  Other Important Information

## Interests of Informed Persons in Material Transactions

To the knowledge of the Corporation, other than as disclosed below and elsewhere in this Circular, as at June 22, 2026, no informed person of ATS, or any associate or affiliate of any informed person, has had any interest in any transaction since the commencement of ATS's last financial year or in any proposed transaction that has materially affected or could materially affect ATS or any of its subsidiaries.

As of April 1, 2014, ATS entered into a letter agreement with Mason pursuant to which, based on its expertise, Mason agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500,000. As an important element of this letter agreement, Mason agreed to cause member(s) of the Board who are associated with Mason to waive, and such director(s) have waived, any fees to which they may have otherwise been entitled for serving as members of the Board or as members of any committee of the Board.

As Michael Martino, a principal of Mason, was selected by the Board to serve as the Chair of the Board, Mason and the Corporation collectively determined that it would be appropriate to terminate, and terminated, this letter agreement effective March 31, 2026. Consequently, beginning in fiscal 2027, Mr. Martino will be entitled to fees for services as a member of the Board and as a member of any committee of the Board, including applicable fees for serving as the Chair of the Board or any committee. See "Board of Directors — Compensation of Directors" on page 23.

For the purposes of this Circular, an "informed person" means a director or officer of ATS; a director or officer of a person or company that is itself an "informed person" or subsidiary of ATS; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of ATS or who exercises control or direction over voting securities of ATS, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of ATS.

## Interest of Certain Persons or Companies in Matters to be Acted Upon

No person who has been a director or executive officer of the Corporation, at any time since the beginning of the last financial year, any proposed nominee for election as director of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

## Additional Information

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. Financial information about the Corporation is provided in the Corporation's audited consolidated financial statements as at and for the year ended March 31, 2026 and the corresponding Management's Discussion and Analysis. Shareholders of the Corporation may request copies of such financial statements and Management's Discussion and Analysis by contacting the Secretary of the Corporation at ATS Corporation, 730 Fountain Street North, Cambridge, Ontario N3H 4R7.

## Shareholder Engagement

During fiscal 2026, senior management attended and presented at 16 institutional investor conferences which provided the opportunity for management to engage with existing and potential investors. On a quarterly basis, management holds several meetings with existing shareholders who desire engagement with the Corporation. These meetings are often held in person, with management travelling as required.

The Board supports a transparent process for shareholders to contact the Board directly. Shareholders may initiate communications with and provide feedback directly to the Board, care of the Corporate Secretary, either by email at ATSboard@atsautomation.com or by mail in an envelope marked "confidential" addressed to the address below:

Board of Directors
ATS Corporation
730 Fountain Street North
Building #3
Cambridge, Ontario N3H 4R7 Canada

You can find the full content of ATS's Shareholder Engagement Policy on the ATS website at www.atsautomation.com.

## Directors' Approval

The contents and sending of this Circular have been approved by the directors of ATS. Dated as of June 22, 2026.

GORDON RAMAN
Chief Legal Officer

# Schedule "A" – Mandate for the Board of Directors, ATS Corporation (the "Company")

## A. Purpose

1. The Board of Directors (the "**Board**") is responsible for providing independent oversight of the management of the business and affairs of the Company. The Board shall, directly and through its committees and the Chair of the Board, provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

## B. Membership, Organization and Meetings

1. **GENERAL** – The composition and organization of the Board, including: the number and qualifications of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings, shall be in compliance with the Business Corporations Act (Ontario) and the by-laws of the Company. The Board shall consider the appropriate size of the Board, with a view to the facilitation of effective decision making. The frequency and location of meetings shall be determined from time to time by the Board.

   Directors will not be subject to mandatory retirement at a prescribed age; however, the Corporate Governance & Nomination Committee (the "**CG&N Committee**") shall consider the overall performance, qualifications and competencies of individual directors and the Board in determining nominations put forward annually. This will provide the CG&N Committee with the flexibility to consider all attributes of an individual director, and those of the Board as a whole, when formulating the Board that will best serve the Company.

2. **COMPENSATION** – The Human Resources Committee shall determine the compensation of non-employee directors at least annually, as set out in the Human Resources Committee Mandate.

3. **INDEPENDENCE** – The independence of directors shall be determined based on the binding requirements of any stock exchanges on which the Company's securities are listed and all other applicable laws (collectively, the "**Applicable Requirements**"). At least annually, the Board shall affirmatively determine the independence of each director in accordance with this standard. A majority of directors, including the Chair of the Board, shall be independent directors.

4. **ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS** – The Board shall have unrestricted access to the Company's management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

5. **CORPORATE SECRETARY AND MINUTES** – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

6. **MEETINGS WITHOUT MANAGEMENT** – The independent directors of the Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

## C. Functions and Responsibilities

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such other duties as may be required by the Applicable Requirements from time to time.

### 1. Strategic Planning

a. **Strategic Plans** – At least annually, the Board shall review and, if advisable, approve the Company's strategic plan prepared by the Chief Executive Officer and senior management which takes into account, among other things, the opportunities and risks of the business.

b. **Business Plans** – The Board shall review and, if advisable, approve the Company's annual business plan.

c. **Monitoring** – At least annually, the Board shall review management's implementation and the effectiveness of the Company's strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

## 2. Risk Management

a. **General** – The Board shall oversee (i) policies and processes to identify and manage the principal risks of the Company's business, and (ii) the implementation by management of a comprehensive compliance management program that addresses compliance with applicable regulatory and legal requirements. At least annually, the Board shall review reports provided by management of material risks associated with the Company's businesses and operations, review the implementation by management of systems and controls to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems and controls.

b. **Verification of Controls** – The Board shall, with the assistance of the Audit and Finance Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Company is applying appropriate standards of corporate conduct for these controls. At least annually, the Board shall review and approve the Company's significant enterprise-wide policies and practices, including those respecting liquidity, funding, and capital management, and obtain assurance from management that they are being complied with.

## 3. Approvals

The Board shall consider for approval such matters requiring Board approval under applicable law, matters deemed appropriate by the Chief Executive Officer, or as requested by the Board, and shall, without limitation, approve the following: (i) strategic plan; (ii) annual business plan; (iii) annual financial statements, MD&A and earnings release; (iv) capital expenditures requiring Board approval under applicable Company capital expenditure policies; (v) material acquisitions and divestitures; (vi) equity financings; (vii) dividends; (viii) share repurchase programs; (ix) appointment of officers; (x) proxy circulars; (xi) Annual Information Forms; (xii) stock option grants; (xiii) DSU grants; and (xiv) any material amendments to the Disclosure Policy, Insider Trading Policy, Social Media Policy, Code, Stock Option Plans and ATS DSU Plan.

## 4. Human Resource Management

a. **General** – At least annually, the Board shall, with the assistance of the Human Resources Committee, review the Company's approach to human resource management and executive compensation.

b. **CEO Hiring and CEO and Senior Executive Annual Compensation Adjustments** – The Board shall, with the assistance of the Human Resources Committee: (i) approve the hiring and material terms of employment of the Chief Executive Officer; and (ii) approve any bonus plans, salary adjustments, stock options or other compensation proposed in relation to the Chief Executive Officer and Senior Executives. For the purposes of this Mandate, "**Senior Executives**" are defined as those executives reporting to the Chief Executive Officer and whose base salary exceeds C. $150,000.

c. **Succession Review** – At least annually, the Board shall, with the assistance of the Human Resources Committee, review and, if advisable, approve the succession planning processes of the Company, including the selection, appointment and development of the Chair of the Board, the Board members, the CEO and other senior executive officers, including the heads of the Company's oversight functions, and the termination of the CEO, if required.

d. **Integrity of Senior Management** – The Board shall promote a culture of integrity at the Company and, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management, and that the Chief Executive Officer and other senior management create a culture of integrity throughout the organization.

## 5. Corporate Governance

a. **General** – At least annually, the Board shall, with the assistance of the CG&N Committee, review the state of the Company's corporate governance activities.

b. **Director Independence** – At least annually, the Board shall, with the assistance of the CG&N Committee, evaluate the director independence standards established by the Board and establish appropriate structures and procedures to allow the Board to function independently of management, including undertaking regular evaluations of the Board, its committees and individual directors, and reviewing the composition of the Board, with a view to the effectiveness and independence of the Board and its members.

c. **Ethics and Reporting** – The Board will promote the cultivation and demonstration of an honest and ethical corporate culture. At least annually, the Board shall, with the assistance of the Audit and Finance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company's Code. Any waivers from the Code that are granted for the benefit of a director or executive officer shall only be granted by the Board with the assistance of the CG&N Committee.

d. **Insider Trading Policy** – At least annually, the Board shall, with the assistance of the CG&N Committee, review the Company's insider trading policies and procedures. The Board shall, if advisable, approve material changes to the Company's insider trading policies and procedures.

e. **Code of Business Conduct** – At least annually, the Board shall, with the assistance of the CG&N Committee, review the Company's Code. The Board shall, if advisable, approve material changes to the Company's Code.

## 6. Financial Information

a. **General** – At least annually, the Board shall, with the assistance of the Audit and Finance Committee, review the Company's internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b. **Integrity of Financial Information** – The Board shall, with the assistance of the Audit and Finance Committee, review the integrity of the Company's financial information and systems, the effectiveness of internal controls, and management's assertions on internal control and disclosure control procedures.

## 7. Disclosure

a. The Board shall (i) oversee the Company's communication and disclosure practices, including with respect to receiving feedback from stakeholders, and (ii) approve the Company's Disclosure Policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

b. At least annually, the Board shall review management's compliance with the Company's disclosure policies and procedures, including the Company's Disclosure Policy and the Company's Social Media Policy. The Board shall, if advisable, approve material changes to the Company's disclosure policies and procedures.

c. The CEO or the Chair of the Board or any other director, when authorized by the CEO or the Chair of the Board, may communicate with the shareholders or stakeholders on behalf of the Company.

## 8. Committees of the Board

a. **Board Committees** – The Board has established the following committees of the Board: the Human Resources Committee, the CG&N Committee, the Audit and Finance Committee, the Strategic Opportunities Committee, and the Sustainability Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b. **Committee Mandates** – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed and, based on recommendations from the applicable committee, amended as deemed advisable.

c. **Delegation to Committees** – The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.

d. **Consideration of Committee Recommendations** – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

e. **Board/Committee Communication** – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

## 9. Additional Expectations of Board Members

a. Board members are expected to maintain the highest personal and professional values, integrity and ethics. This shall include compliance with the Company's Code.

b. Board members are expected to bring a probing and objective perspective to the Board and be prepared to challenge management.

c. Board members are expected to attend all Board and committee meetings (as applicable) and devote the necessary time and attention to Board matters. This shall include the advance review of materials to be adequately prepared for Board meetings and keeping informed about the Company's business and relevant developments outside the Company that affect its business. Telephone or video conferencing may be used to facilitate a director's attendance at meetings. When attendance is not possible, a Board member is expected to become familiar with the matters covered at the meeting.

d.   Directors must have adequate time available to serve on the Board and should be willing to commit to an active term of five years, although there is no specific time frame designated for Board membership. It is expected that approximately 60 hours per year of directors' time will be required to prepare for and attend formal meetings, excluding travel or special meetings.

e.   It is expected that Board members will not hold board seats on more than four other publicly traded companies or trusts and that they will not act as directors of competitive companies.

f.   Directors shall promptly advise the Chair of the Board of any changes in factors that could affect the independence or effectiveness of the individual director and consult with, and obtain the approval of the Chair of the Board, prior to considering an appointment as a director of any other public company or major non-profit entity.

# D. Director Orientation

1.   Each director shall participate in the Company's initial and any ongoing orientation program.

2.   Orientation and training is the responsibility of the CG&N Committee in conjunction with the Chair. Upon the election of a new director to the Board, such director will be notified and given an orientation package including material that will assist with the director's familiarization with the Company.

3.   The orientation of a new director will include the following:

   a.   organized and systematic visits to Company facilities;

   b.   meetings scheduled with operating management;

   c.   familiarization with the Company's products, services and customers;

   d.   Company history and other relevant data;

   e.   information concerning the Company's mission, goals, strategy, philosophy and major policies;

   f.   recent analysts' reports;

   g.   the Company's Board Governance Manual;

   h.   information pertaining to personal liabilities and insurance coverage;

   i.   rules for purchasing and selling Company shares;

   j.   rules regarding insider information;

   k.   minutes of previous Board and Committee meetings; and

   l.   remuneration and performance guidelines.

# E. Director Evaluation

At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

# F.  Currency Of The Board Mandate

This mandate was last revised and approved by the Board on May 15, 2024.

# Schedule "B" –
# Summary of 2006 Stock Option Plan and 1995 Stock Option Plan

| Plan Information Item | Description |
|---|---|
| Maximum ATS Common Shares Issuable | 2006 Stock Option Plan: 5,159,000 (representing 5.3% of the currently issued and outstanding ATS Common Shares)<br><br>1995 Stock Option Plan: 5,991,839 (representing 6.2% of the currently issued and outstanding ATS Common Shares)<br><br>Total: 11,150,839 (representing 11.3% of the currently issued and outstanding ATS Common Shares) |
| Outstanding Awards[1] | 2006 Stock Option Plan: 952,208 (representing 1.0% of the currently issued and outstanding ATS Common Shares)<br><br>1995 Stock Option Plan: 42,391 (representing -% of the currently issued and outstanding ATS Common Shares)<br><br>Total: 994,599 (representing 1.0% of the currently issued and outstanding ATS Common Shares) |
| Eligible Participants | Designated eligible participants under each Plan (collectively,"**Optionees**") including directors, officers, employees and Service Providers (as defined in the Plan). |
| Vesting | The time or times when Options may be exercised will be determined by the Board. |
| Amendment of Stock Option Plan | Amendments may be made by the Corporation at any time, provided that such amendment cannot materially and adversely affect any Option previously granted to an Optionee without the consent of such Optionee (except to the extent required by law). The following types of amendments require shareholder approval:<br><br>• amendments to the maximum number of ATS Common Shares allowed to be granted under the Plan;<br><br>• amendments that would reduce the Option exercise price below the minimum price provided for in the Plan;<br><br>• amendments that would increase limits on the total number of ATS Common Shares issuable to any one individual or any one insider[2] and the insider's associates;<br><br>• amendments that would increase limits on the total number of ATS Common Shares issuable to insiders within a one-year period;<br><br>• amendments to increase the maximum term of an Option;<br><br>• amendments to extend the term of an outstanding Option beyond the Expiry Date (as such term is defined in the Plans);<br><br>• amendments that would reduce the exercise price of an outstanding Option (other than pursuant to anti-dilution provisions);<br><br>• amendments that would permit assignments to persons not currently permitted under the Plans;<br><br>• amendment to the definition of "Eligible Person" in the Plans, or any defined term used therein that would expand the scope of the term "Eligible Person;" and<br><br>• amendments to the amendment provisions in the Plans. |
| Exercise Price | Determined by the Board and may not be less than the volume weighted average trading price at which the ATS Common Shares traded on the Toronto Stock Exchange (the "**TSX**") (or the stock exchange on which the majority of the trading volume of the ATS Common Shares occurs) on the five completed trading days immediately preceding the effective date of the grant, or where the Options are granted within a blackout period, on the five completed trading days immediately following such blackout period, in each case, calculated by dividing the total value by the total volume of securities traded for such five-day period (the "**Market Price**"). |

1  See table under heading "Equity Compensation Plans – Stock Option Summary" on page 57 of the Circular for a summary of the total number of securities issued and securities issuable under each Plan.

2  An "insider" means a "reporting insider" as defined in National Instrument 55-104 — Insider Reporting Requirements and Exemptions.

| Plan Information Item | Description |
| --- | --- |
| Term | As determined by the Board at the time of Option grant, subject to a maximum term of 10 years.[1] |
| Maximum Options Issuable to Optionee | The maximum number of Options that may be granted to any one Optionee is limited to 5% of the total number of ATS Common Shares outstanding at the time of grant. |
| | In addition, no Options may be granted if such grant results in: |
| | i.  the number of ATS Common Shares issuable to insiders on the exercise of Options at any time or issued within the one-year period preceding the time of grant exceeds 10% of the number of issued and outstanding ATS Common Shares; |
| | ii.  the number of ATS Common Shares issuable to non-executive directors on the exercise of Options at any time or issued exceeding (A) 0.5% of the number of issued and outstanding ATS Common Shares, or (B) an award value of $100,000 per non-executive director per calendar year; or |
| | iii.  the number of ATS Common Shares issuable to an insider and such insider's associates within the one-year period preceding the time of grant exceeds 5% of the number of issued and outstanding ATS Common Shares. |
| Assignability | Options are non-assignable. |
| Termination of Optionee | Except with respect to retirement, death or disability of an Optionee, and subject to any express resolution passed by the Board, Options expire and terminate 30 days after the Optionee ceases to be a director, officer or employee of the Corporation or of any subsidiary, provided that where an Optionee is terminated for Cause (as defined in the Plan), Options expire and terminate on the Termination Date (as defined in the Plan), unless another date, such other date not to be later than sixty (60) days after the Termination Date, is determined by the Corporation. |
| Retirement of Optionee | If an Optionee shall Retire (as defined in the Plan), any Options held by the Optionee which have not vested as at the Termination Date will continue to vest in accordance with their vesting schedules, and once vested, may be exercised by the Optionee at any time prior to the original Expiry Date (as defined in the Plan). |
| Disability of Optionee | If an Optionee ceases to be Actively Employed (as defined in the Plan) on account of Disability (as defined in the Plan), the Optionee's unvested Options at the time of Disability will be pro rated based on the number of days from the date of grant to the Termination Date, and such remaining pro rated portion of unvested Options shall continue to vest in accordance with their vesting schedules and may be exercised by the Optionee once vested at any time prior to the original Expiry Date. |
| Death of Optionee | If an Optionee shall die holding one or more Options, all Options which have not vested will immediately vest and all Options may be exercised by the personal representatives, heirs or legatees of the Optionee at any time within the earlier of (i) six months from the date of such death; and (ii) the original Expiry Date. |
| Change in Control | In the case that a successor organization would result from a Change in Control Event (as defined in the Plan), the Board will take such steps as are reasonably necessary or desirable in an effort to cause all Options then outstanding to be substituted or replaced with stock options of the successor organization having substantially equivalent economic value and on substantially similar terms and conditions. If the Options are not substituted or replaced by the successor organization, then all outstanding Options at such time will, unless otherwise determined by the Board, be accelerated in full to become exercisable immediately prior to such Change in Control Event. |
| | If an Optionee is terminated without Cause or resigns for Good Reason (as defined in the Plan) during the 12-month period following a Change in Control, the Vesting (as defined in the Plan) of all Options then held by such Optionee, including any substitute or replacement options issued by the successor organization (and, if applicable, the time during which such Options may be exercised), will be accelerated in full and may be exercised within 30 days of the Termination Date. |
| Options to Stock Appreciation Rights ("**SARs**") | At or after the time of Option grant, Options may have connected SARs equal to the ATS Common Shares covered by the unexercised Options. An Optionee may surrender the unexercised Options and receive cash in an amount equal to the excess of the market price over the exercise price of the related Option. Such Options immediately terminate upon exercise of the connected SAR. Unexercised SARs shall terminate when the related Option is exercised or the Option terminates. |
| Termination of Stock Option Plan | The Board may at any time by resolution terminate each Plan. Options may be exercised within 20 days following the date of written notice from the Corporation to the holders of Options of the termination of the Plan. |

1 If the expiry date occurs during or within 10 days of a period in which the trading of shares is restricted under the Corporation's insider trading policy, such date is extended to the 10th business day following the date of expiry of such restricted period.

# Schedule "C" – Shareholder Proposal

True North Capital Partners Inc., Suite 800, 365 Bay Street, Toronto, ON M5H 2V1 ("**True North**") has submitted the following shareholder Proposal to amend the Corporation's By-Law No. 1 for consideration at the Meeting. The Corporation is required by applicable law to include the Proposal in the Circular, together with the Board's response. **The Corporation is not responsible for the content of the Proposal and the Proposal represents the views of True North.**

**The Board recommends voting AGAINST the adoption of the Proposal for the reasons explained below.**

## Proposal – Amendments to By-Law No. 1

*The following is added as the last sentence of Section 7.9:*

Notwithstanding the foregoing, in the event that any shareholder is soliciting proxies not relying on Section 112(1.1) of the Act (a "**Contesting Shareholder**") in relation to a meeting (a "**Contested Meeting**"), the chairperson for the Contested Meeting shall be an individual mutually agreed by the Corporation and the Contesting Shareholder.

*New Sections 2.8, 4.5, 7.22, 7.23 and 7.24 are added:*

### 2.8  PROPER PURPOSE

The directors must only exercise their powers for the purposes for which they are conferred under applicable law (and not for improper collateral purposes), acting in good faith with reasonable grounds for their belief.

### 4.5  MANDATE, ETC.

The board and its committees shall comply with their mandates and charters as they comply with the by-laws.

### 7.22  CONTESTED MEETINGS

In the event of a Contested Meeting: (i) the Corporation and the Contesting Shareholder shall agree to a procedure protocol for the Contested Meeting; (ii) a universal proxy will be used for the election of directors; (iii) in person attendance will be permitted; (iv) the Corporation will share all ledgers held by securities intermediaries with the Contesting Shareholder; and (v) proxies will be maintained for inspection for a period of six months after the Contested Meeting.

### 7.23  NO VOTE BUYING

Subject at all times to the duties of the directors under applicable law, from the time that a shareholder becomes a Contesting Shareholder, the Corporation shall not enter into any agreement with any other shareholder by which an individual(s) identified by that shareholder is appointed or nominated for election as a director in exchange for that shareholder's voting support, unless that shareholder is also a good faith Contesting Shareholder. The Corporation shall not pay any fees to broker intermediaries for proxies.

### 7.24  REIMBURSEMENT

(a)  Subject at all times to the duties of the directors under applicable law, in any of the following events the Corporation will promptly reimburse the Contesting Shareholder for the reasonable costs (evaluated by the directors, acting reasonably) it has incurred (and which may be ongoing) in connection with the event upon delivery by the Contesting Shareholder of evidence of the payment of the expense:

    i.  the Corporation engages in any litigation or regulatory proceeding against the Contesting Shareholder;

    ii.  the Contesting Shareholder engages in any litigation or regulatory proceeding against the Corporation (including to enforce this by-law);

    iii.  in connection with a Contested Meeting, the Corporation nominates for election as a director a nominee originally put forward by the Contesting Shareholder; or

    iv.  the Contesting Shareholder is successful in any matter related to a Contested Meeting.

(b)  Any payment by the Corporation to a Contesting Shareholder under paragraph 7.24(a)(i) or 7.24(a)(ii) shall be under agreement by the Contesting Shareholder that if it is unsuccessful in the litigation or regulatory proceeding, the Contesting Shareholder will promptly refund the amounts paid to the Contesting Shareholder by the Corporation.

# Board Response

After careful review and consideration of the foregoing Proposal by management of the Corporation and the Board, the Board recommends voting **AGAINST** the Proposal for the reasons set out below.

The Corporation is incorporated under Ontario law and is subject to corporate governance requirements under the Business Corporations Act (Ontario) ("**OBCA**"). Directors are subject to well-established fiduciary duties under the OBCA and common law, including the duty to act honestly and in good faith in the best interests of the Corporation. In making each decision, directors must exercise their judgment based on the particular facts and having regard to the circumstances at the time. Shareholders, including any contesting shareholder, owe no comparable duties. The Proposal imposes categorical, prescriptive requirements that apply regardless of circumstances, displacing informed Board discretion, restricting Board powers and risking outcomes that may not be in the Corporation's best interests.

In addition to the requirements of its governing statute and common law, the Corporation is also subject to additional requirements under applicable Canadian securities laws, under U.S. federal securities legislation, and of the U.S. Securities and Exchange Commission, the New York Stock Exchange ("**NYSE**"), and the Toronto Stock Exchange.

These governance standards are, importantly, not static. They are supplemented continuously by evolving judicial and regulatory guidance and, as a result, governance practices will evolve over time. Although such practices can evolve, the Proposal does not put forth a genuine evolution of governance practice. Rather, it is a one-sided set of rules that advantages a contesting shareholder at the expense of the Corporation's shareholders. Sound governance development is the Board's responsibility, and the Board fulfills that responsibility by adopting practices that are principled, balanced and allow the Board to comply with its duties, and all applicable requirements, in a variety of fact-specific scenarios. The Proposal does not meet that standard.

Similar proposals submitted to other Canadian public companies have been overwhelmingly rejected by their shareholders.

## Reasons for the Board's Recommendation

i.   ***Proposed Addition to Section 7.9 (Contested Meeting Chair Selection):*** The Proposal would require that the Corporation and a contesting shareholder agree on the identity of the chair of a shareholders' meeting, which risks delay or deadlock. Under current by-laws, the chair is a director or officer subject to OBCA and common law fiduciary duties. The proposed amendment could result in a chair who owes no such duties to the Corporation.

ii.   ***Proposed Addition to Section 2.8 (Proper Purpose):*** The "proper purpose" standard proposed to be applied to directors either restates existing OBCA fiduciary duties (therefore adding ambiguity without benefit) or purports to expand them, which would inappropriately constrain the Board's ability to act in accordance with its duties and risks creating a new, undefined standard that could be used to second-guess good faith Board decisions.

iii.   ***Proposed Addition to Section 4.5 (Board and Committee Mandates):*** Board and committee mandates are intentionally distinct from by-laws, which are approved by shareholders. The mandate and charters are designed to be reviewed regularly and amended by the Board as necessary, and this flexibility is necessary to allow the Board to adapt its governance practices to respond to changing risks and other specific circumstances. Elevating mandates to by-law status could create interpretive conflicts and would create uncertainty around how they may be amended.

iv.   ***Proposed Addition to Section 7.22 (Contested Meeting Procedures):***

   • The Proposal mandates a fixed set of procedures in all circumstances, regardless of the nature of the contested meeting. This "one-size-fits-all" approach would remove the Board's flexibility to act in the best interests of the Corporation based on the particular context, without regard to (for example) the contesting shareholder's proposal, the size of their shareholding, or whether their objectives serve the broader shareholder base.

   • The proposed amendments would confer disproportionate procedural advantages on a contesting shareholder, who is not subject to fiduciary or comparable duties to act in the best interests of the Corporation and its stakeholders.

   • As a NYSE-listed issuer, the Corporation is already subject to, and complies with, U.S. universal proxy requirements; accordingly, codifying such requirements in the by-laws is unnecessary.

v. ***Proposed Addition to Section 7.23 (Voting Agreement Limitation Amendment):*** The Proposal limits the ability of the Corporation to enter into voting agreements with other non-contesting shareholders and is inconsistent with the exercise of the Board's fiduciary duties. There could be a number of reasons, consistent with the Board's fiduciary duties, for the Corporation to agree to appoint or nominate a director based on an agreement with another shareholder. Directors are presumed by law to be acting in good faith. Reversing the onus on the Board to demonstrate that any such agreement is required by applicable law (i.e. not just permitted by applicable law) fetters the discretion of the Board in exercising its duties in a manner which is not in the Corporation's best interest.

vi. ***Addition to Section 7.24 (Reimbursement):*** The Proposal requires mandatory, non-discretionary reimbursement of a Contesting Shareholder's costs. This is also inconsistent with the unfettered exercise of the Board's fiduciary duties and may encourage frivolous or speculative shareholder litigation or contested meetings, given the proposed protections afforded to any contesting shareholder, regardless of the nature of their proposal, and whether it is in the Corporation's best interest. The loser-pays costs regime which exists in Canada and elsewhere is intended to disincentivize unmeritorious disputes and the Proposal undermines the purpose of that principle. The Proposal also favours the expenditure of corporate funds without regard to the Corporation's financial position, competing priorities, or the creditworthiness of the contesting shareholder in the event repayment is owed.

In summary:

- the Proposal requires changes which:
  - unnecessarily fetter the discretion of the Board and management to manage the business and affairs of the Corporation;
  - are already sufficiently addressed through the various laws and stock exchange rules which govern the Corporation;
  - are overly prescriptive and unduly burdensome; and
  - go well beyond market practices; and
- there is no previous action of the Corporation which the Proposal is seeking to address.

For the foregoing reasons, the Board recommends that shareholders vote **AGAINST** the Proposal.

# Glossary of Defined Terms

| Defined Term | Meaning/Reference |
|---|---|
| 2027 Comparator Group | See Page 37 |
| ABM | ATS Business Model |
| Administrative Agent | See Page 59 |
| Advance Notice By-Law | See page 13 |
| Annual Information Form | Corporation's annual information form dated May 28, 2026 |
| ATS | ATS Corporation |
| ATS Common Shares | Common Shares of ATS Corporation |
| ATS DSU Plan | ATS deferred stock unit plan for non-executive directors |
| AWN | ATS Women's Network |
| Black-Scholes Methodology | See page 51 |
| Board | Board of Directors of ATS |
| Board Mandate | Mandate adopted by the Board |
| CEO | Chief Executive Officer |
| CFO | Chief Financial Officer |
| CG&N | Corporate Governance and Nominating |
| Circular | Management Information Circular |
| Code | Code of Business Conduct |
| Company | ATS Corporation |
| Computershare | See Page 2 |
| Corporation | ATS Corporation |
| Director Ownership Guidelines | See Page 14 |
| DSUs | ATS deferred share units |
| EBIT | Earnings before interest and taxes |
| EDGAR | The United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval website |
| ESG | Environmental, Social and Governance |
| EV | Electric vehicle |
| Existing Comparator Group | See Page 37 |
| Financial Statements | See Page 2 |
| HRC | Human Resources Committee |
| Insider | A "reporting insider" as defined in National Instrument 55-104 – *Insider Reporting Requirements and Exemptions* |
| Laurel Hill | Corporation's proxy solicitation agent and shareholder communications advisor |
| LTI and LTIP | Long-term Incentive and Long-term Incentive Plan |
| Market Price | See Page 66 |
| Mason | Mason Capital Management LLC |
| MD&A | Management's Discussion & Analysis |
| Meeting | ATS Annual and Special Meeting of Shareholders to be held at 10:30 a.m. (Toronto time) on August 6, 2026 |
| Meeting Materials | See Page 2 |
| Members | See Page 59 |

| Defined Term | Meaning/Reference |
|---|---|
| Mercer | Mercer (Canada) Limited |
| MIB | Management Incentive Bonus |
| Named Executive Officers | CEO, CFO and Corporation's other three most highly compensated executive officers for fiscal 2026 |
| NEOs | Named Executive Officers |
| Notice Date | See page 13 |
| Notice of Meeting | Notice of meeting accompanying the Circular |
| Notice Package | See Page 12 |
| NYSE | The New York Stock Exchange |
| OBCA | Business Corporations Act (Ontario) |
| Optionees | Designated eligible participants under each Plan |
| Options | Options to purchase ATS Common Shares |
| Plan(s) | The 1995 Stock Option Plan and/or 2006 Stock Option Plan |
| Policy | Board Policy on Majority Voting for Director Nominees |
| Proposal | The shareholder proposal as described in Schedule C on page 68 |
| PSO | See Page 36 |
| PSU | ATS performance share units |
| Record Date | June 23, 2026 |
| Requirement for Pre-Approval of Non-Audit Services | See page 13 |
| RSU Plan | Restricted Share Unit Plan |
| RSUs | ATS restricted share units |
| rTSR | relative TSR |
| S&P/TSX Index | S&P/TSX Composite Index |
| SARs | Share Appreciation Rights |
| SBC | Security-based compensation |
| SEC | The United States Securities and Exchange Commission |
| SEDAR+ | See Page 1 |
| Senior Executives | See Page 63 |
| Share Purchase Plan | 2014 Employee Share Purchase Plan |
| STI and STIP | Short-term Incentive and Short-term Incentive Plan |
| Stock Option Plans | The 1995 Stock Option Plan and 2006 Stock Option Plan |
| TSR | Total Shareholder Return |
| TSX | Toronto Stock Exchange |
| VWAP | Volume weighted average price |

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**Questions may be directed
to the proxy solicitation agent:**



North American Toll Free:
1-877-452-7184
Outside North America:
416-304-0211
Email: assistance@laurelhill.com



**ATS Corporation**
730 Fountain Street North
Cambridge, Ontario
Canada N3H 4R7

**ATSAutomation.com**